As filed with the Securities and Exchange Commission on May 16, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
DRESSER-RAND GROUP INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	3511	20-1780492
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
Paul Clark Drive
Olean, New York 14760
(716) 375-3000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Leonard M. Anthony
Executive Vice President and
Chief Financial Officer
Paul Clark Drive
Olean, New York 14760
(716) 375-3000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Edward P. Tolley III, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017-3954 Tel: (212) 455-2000 Fax: (212) 455-2502	James S. Scott Sr., Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022-6069 Tel: (212) 848-4000 Fax: (212) 848-7179

         Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this Registration Statement becomes effective.
         If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐
         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount Of
Title Of Each Class Of	Aggregate	Registration
Securities To Be Registered	Offering Price(1)	Fee

Common Stock, par value $.01 per share	$400,000,000	$47,080

(1)	Estimated solely for the purpose of calculating the registration fee under Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
         The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued                     , 2005
                             Shares
Dresser-Rand Group Inc.
Common Stock

        Dresser-Rand Group Inc. is offering shares of its common stock. All of the                      shares of common stock are being sold by us. We intend to use approximately $                     million of the net proceeds from the sale of the shares being sold in this offering to repay certain of our indebtedness and approximately $                     million of the net proceeds to pay a dividend to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve and certain members of senior management.
      This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $                    and $                     per share. We intend to apply to list the common stock on the New York Stock Exchange under the symbol “DRC.”
      The underwriters have the option to purchase up to an additional                      shares of common stock from us at the initial public offering price less the underwriting discount to cover over-allotments. We intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our existing stockholders.
       Investing in the common stock involves risks. See “Risk Factors” beginning on page 14.

Proceeds,
	Initial Public	Underwriting	before expenses,
	Offering Price	Discount	to Company

Per Share	$	$	$
Total	$	$	$
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares to purchasers on                     , 2005.

Morgan Stanley	Citigroup
                    , 2005

Page

Prospectus Summary	1
Risk Factors	14
Special Note Regarding Forward-Looking Statements	27
The Transactions	28
Use of Proceeds	32
Dividend Policy	32
Capitalization	33
Dilution	34
Unaudited Pro Forma Financial Information	35
Selected Historical Financial Information	40
Management’s Discussion and Analysis of Financial Condition and Results of Operations	42
Industry Overview	63
Business	67
Management	80
Principal Stockholders	93
Certain Related Party Transactions	95
Description of Indebtedness	97
Description of Capital Stock	103
Shares Eligible For Future Sale	108
Certain United States Federal Income and Estate Tax Consequences to Non-U.S. Holders	110
Underwriting	113
Validity of the Shares	116
Experts	116
Where You Can Find More Information	116
Index to Financial Statements	F-1
EX-4.2: INDENTURE
EX-4.3: REGISTRATION RIGHTS AGREEMENT
EX-10.1: EQUITY PURCHASE AGREEMENT
EX-10.2: CREDIT AGREEMENT
EX-10.4: DOMESTIC GUARANTEE AND COLLATERAL AGREEMENT
EX-10.5: TRANSITION SERVICES AGREEMENT
EX-10.6: SUPPLY AGREEMENT
EX-10.7: LICENSE AGREEMENT
EX-10.8: LICENSE AGREEMENT
EX-10.9: AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT
EX-10.10: EMPLOYMENT AGREEMENT
EX-10.11: EMPLOYMENT AGREEMENT
EX-10.12: FORM OF STOCKHOLDER AGREEMENT
EX-10.13: STOCK INCENTIVE PLAN
EX-10.14: FORM OF SUBSCRIPTION AGREEMENT
EX-10.15: FORM OF MANAGEMENT STOCK SUBSCRIPTION AGREEMENT
EX-21.1: LIST OF SUBSIDIARIES
EX-23.2: CONSENT OF PRICEWATERHOUSECOOPERS LLP

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of common stock.
      Through and including                     , 2005 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

MARKET AND INDUSTRY DATA

      The data included in this prospectus regarding industry size and relative industry position are based on a variety of sources, including company research, third-party studies and surveys, industry and general publications and estimates based on our knowledge and experience in the industry in which we operate. These sources include publications by the International Compressed Air and Allied Machinery Committee, the National Electrical Manufacturers Association, the Gas Processors Association, the Gas Processors Suppliers Association, the Hydrocarbon Processing Industry, the Energy Information Administration, the National Petroleum Council, the National Petrochemical and Refiners Association, the American Petroleum Institute, Oil & Gas Journal magazine, Diesel and Gas Turbine World magazine, as well as information derived from our technology enabled selling system, D-R Avenue, and our CRM system, Client Interface Response System. Our estimates have been based on information obtained from our clients, suppliers, trade and business organizations and other contacts in the industry. We believe these estimates to be reliable as of the respective date of each report and as of the date of this prospectus. However, this information may prove to be inaccurate due to the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Forecasts are particularly likely to be inaccurate, especially over long periods of time. As an example of the unpredictable nature of these forecasts, in 1983, the U.S. Department of Energy forecast that oil would cost $74 per barrel in 1995; however, the price of oil in 1995 was actually $17 per barrel. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. As a result, you should be aware that industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable.

ii

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that is important to you. We urge you to read this entire prospectus including the “Risk Factors” section and the consolidated and combined financial statements and notes thereto, before investing in our common stock.
      Unless the context otherwise indicates, as used in this prospectus, (i) the terms “we,” “our,” “us” and similar terms refer to Dresser-Rand Group Inc. and its consolidated subsidiaries after giving effect to the consummation of the acquisition and financing thereof as described in “The Transactions,” (ii) the term “issuer” refers to Dresser-Rand Group Inc. and not to any of its subsidiaries, (iii) the term “Dresser-Rand Entities” refers collectively, to Dresser-Rand Company and its direct and indirect subsidiaries, Dresser-Rand Canada, Inc. and Dresser-Rand GmbH and (iv) the term “Ingersoll-Rand” refers to Ingersoll-Rand Company Limited, a Bermuda corporation, and its predecessors.
Dresser-Rand Group Inc.
Our Business
      We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and process industries. In 2004, approximately 94% of our combined revenues were generated from oil and gas infrastructure spending. Our services and products are used for a wide range of applications, including oil and gas production, high-pressure field injection and enhanced oil recovery, pipelines, refinery processes, natural gas processing, and petrochemical production. We believe we have the largest installed base in the world of the classes of equipment we manufacture, with approximately 40% of the total installed base of equipment in operation. Our installed base includes such well-recognized brand names as Dresser-Rand, Dresser-Clark, Worthington, Turbodyne and Terry. We provide a full range of aftermarket parts and services to this installed base through our global network of 24 service and support centers covering 105 countries. Our extensive and diverse client base consists of most major and independent oil and gas producers and distributors worldwide, national oil and gas companies, and chemical and industrial companies. Our clients include BP, ChevronTexaco, Statoil, ExxonMobil, Lukoil, Sinopec, Shell Chemical, Duke Energy and the U.S. and certain foreign governments. No single client has represented more than 5% of our total revenues over any consecutive two-year period.
      We operate globally with manufacturing facilities in the United States, France, Germany, Norway, India and Brazil. We have one of the broadest sales and services networks in the industry, with locations in all of the major international energy markets, established coverage of 105 countries, and over 4,600 employees. We believe our recent financial performance demonstrates our ability to improve our results through on-going commitment to operational excellence, as well as through the growth of our services-centered, solutions-based business model. At December 31, 2003 and December 31, 2004, our backlog was $419.9 million and $637.6 million, respectively. For the year ended December 31, 2003, the period from January 1, 2004 through October 29, 2004 and the period from October 30, 2004 through December 31, 2004, we generated net income of $20.4 million, $42.2 million and $7.2 million and EBITDA of $59.0 million, $73.7 million and $40.4 million, respectively. EBITDA is defined, reconciled and its importance explained in note 6 to “— Summary Historical and Pro Forma Financial Information.” This reflects the impact of both our growth-oriented business realignment and our continued focus on operating efficiency.
      We continue to grow our business through a solutions-based service strategy that combines our industry-leading technology, proprietary worldwide service center network and deep product expertise. This approach drives our growth as we offer integrated service solutions that help our clients maximize returns on their production and processing equipment. We believe our business model and alliance-based approach align us with our clients who are shifting from purchasing isolated units and services on a transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. Our alliance program encompasses both the provision of new units and/or services, and we offer our clients a dedicated team, streamlined engineering and procurement process and a life cycle approach to manufacturing, operating and maintaining their equipment, whether originally manufactured by us or by a third party.

      Our business operates in two segments: new units and aftermarket parts and services. The following charts show the proportion of our revenue generated by segment, geography and end market for the periods indicated:

New Units

      We are a leading manufacturer of highly-engineered turbo and reciprocating compression equipment and steam turbines, and also manufacture special-purpose gas turbines. In new unit sales of turbo and reciprocating compressors, we are the market leader in North America, and have consistently ranked in the top three in worldwide market share. We build custom-designed products to client specifications for long-life, critical applications.

      We believe clients are increasingly choosing their suppliers based upon the capability to custom engineer, manufacture and deliver reliable high-performance products, with the lowest total cost of ownership, in the shortest cycle time, and to provide timely, locally based service and support. Our client alliance sales have increased substantially as a result of our ability to meet these client requirements. For example, the proportion of our combined core centrifugal and process reciprocating new unit revenues from client alliances has increased from approximately $17 million in 2000 to approximately $98 million in 2004.

Aftermarket Parts and Services

      The aftermarket parts and services segment provides us with long-term growth opportunities and a steady stream of recurring revenues and cash flow. With a typical operating life of 30 years or more, rotating equipment requires substantial aftermarket parts and services over its operating life. The cumulative revenues from these aftermarket activities often significantly exceed the initial purchase price of a unit, which in many cases can be as low as five percent of the total life-cycle cost of the unit to the client.

      Given the critical role played by the equipment we sell, customers place a great deal of importance on a supplier’s ability to provide rapid, comprehensive service, and we believe that the aftermarket parts and services business represents a significant long-term growth opportunity. We offer a comprehensive range of aftermarket parts and services, including installation, maintenance, monitoring, operation, repairs, overhauls and upgrades. We provide our solutions to our clients through a proprietary network of 24 service and support centers in 14 countries, employing approximately 1,000 service personnel, servicing our own and other OEMs’ turbo and reciprocating compressors as well as steam and gas turbines. Our coverage area of service centers servicing both turbo and reciprocating compressors is approximately twice as large as that of our next closest competitor.

      We believe we have the largest installed base of the classes of equipment we manufacture and the largest associated aftermarket parts and services business in the industry. We provide parts and aftermarket services to the majority of our installed base of equipment, and estimate that we capture approximately 50% of the supplier-provided aftermarket revenue generated by our installed base. We focus on a global offering of technologically advanced aftermarket products and services, and as a result, our aftermarket activities tend to be concentrated on the provision of higher value-added parts and upgrades and the delivery of sophisticated operating, repair, and overhaul services. Smaller independent companies tend to focus on local markets and have a more basic aftermarket offering.

      The steady demand from our installed base for parts and aftermarket services represents a stable source of recurring revenues and cash flow. Moreover, with our value-based solutions strategy, we have a demonstrated track record of growth in this segment as a result of our focus on expanding our service offerings into new areas, including servicing other OEMs’ installed base of equipment, developing new technology upgrades and increasing our penetration of higher value-added services to our own installed base.

Our Industry

      The rotating equipment and services industry manufactures and services a wide range of technologically advanced equipment, including centrifugal and reciprocating compressors, steam and gas turbines, expanders and control systems. The rotating equipment industry includes manufacturing and servicing a wide and diverse range of products, which can be grouped into two distinct categories:

•	“standard” equipment used for low-horsepower, lower-pressure and lower-volume applications; and

•	custom-engineered equipment, built to customer specifications, engineered for the specific operating environment and application in which it will be put to use. This equipment is generally used in high-pressure/volume applications, typically consists of large equipment packages, and is generally used in large scale production operations.

      Most of our revenues are generated from the sale and servicing of this second category of rotating equipment. Demand for these products and services comes from a wide variety of large end markets, including companies in the three major segments of the oil and gas industries (upstream, involving the production of oil and gas; midstream, involving the preparation and transportation of natural gas and liquids for future use; and downstream, involving refining), and in the petrochemical, chemical, general industrial and power industries. We estimate that the worldwide aggregate annual value of new unit sales of the classes of equipment we manufacture and the aftermarket parts and services needs of the installed base of such equipment (both in-house and outsourced) is approximately $10 billion.

      We believe that the rotating equipment and services industry will continue to demonstrate significant growth due to the following factors:

•	natural gas consumption increased worldwide at an average rate of 2.4% per year as a result of worldwide economic growth and the recognition of natural gas as a clean-air fuel;

•	increased demand for forecasted natural gas is driving substantial growth in spending on liquefied natural gas infrastructure; forecast spending on LNG plant equipment for 2005-2008 is $13.4 billion, 155% more than was spent from 1964-2004;

•	decline rates associated with maturing natural gas fields in the United States and other countries have resulted in increased requirements for compression products and services to maintain commercially viable levels of production;

•	the refining sector continues to experience increasing demand pressures as current refinery capacity is reaching a peak;

•	environmental laws such as the Clean Air Act and the curtailing of the practice of flaring gas increase the demand for compression products and services;

•	the production of natural gas and oil worldwide will continue to grow as a result of increasing demand for fossil fuels; and

•	continued development of pipeline infrastructure, particularly in Asia and Latin America, and increased privatization of state-owned energy producers internationally, are leading to increased outsourcing of compression services.

      We believe that rotating equipment solutions providers with global scale will be well positioned to participate in a disproportionately high share of the future growth in this industry as customers increasingly shift their business to the handful of companies with the ability to fulfill the full range of their equipment and service needs worldwide.

Competitive Strengths

Global Presence and Market Leadership. We believe that our broad portfolio of products and services, global presence, strong brand recognition, track record of innovation and reputation for quality and performance, combined with established coverage of 105 countries, provide us with a significant advantage in competition for business from large, multinational customers. We operate in all the world’s significant energy markets and believe that we are a leading provider in most of the markets we serve.

Largest Installed Base in the Industry. As of December 31, 2004, we estimate that there were more than 77,000 of our units in operation. We believe this represents approximately 40% of all the units in our classes of products that are currently in operation and is the largest installed base of such equipment in the industry. This significant scale advantage offers a number of competitive benefits, including:

•	a significant opportunity to grow our aftermarket parts and services business as a result of the portion of our installed base currently serviced by clients in-house, combined with an industry trend toward outsourcing;

•	a substantial source of stable, recurring, high-margin aftermarket revenue from the significant parts and services requirements of units over their long operational lives and our clients’ general preference for OEM parts and services; and

•	the capacity to support both a high level of reinvestment in research and development and a global service center network that is difficult for competitors with a smaller installed base to match.

Largest Network of Service and Support Centers. We have 24 service and support centers employing approximately 1,000 service personnel in 14 countries, providing coverage in 105 countries and offering a broad range of support services. Because many aftermarket parts and services sales decisions are made by clients at the local plant level, on the basis of supplier expertise, local presence and response time, we believe that our global network protects our existing aftermarket activity and positions us for future growth in this business.

Leading Technology Platform. We have a long history of technology leadership and innovation in our industry. Our research efforts center around leading technologies that maximize operating performance by increasing efficiency, durability, reliability and versatility. For example, in the mid-1990s we spent approximately five years and over $60 million to develop our DATUM turbo compressor platform offerings. We believe this platform is more efficient than competing offerings, offers clients the lowest total cost of ownership, reduces emissions and noise levels and improves ease and speed of maintenance.

Fastest Cycle Time. We believe we generally have the fastest cycle time in the industry among manufacturers in our product range. Our short cycle time, the time from order booking to unit delivery, is valuable to the client and provides us with a competitive advantage. On a typical oil and gas project, our fast cycle time can reduce unit delivery time by as much as twelve weeks, thus reducing project costs and providing earlier start-up of the production equipment.

Substantial Investment in Systems. We view systems and processes as key elements in providing rapid, high-quality, differentiated service. We have invested substantial resources to develop a number of key proprietary systems. These systems automate portions of the engineering and design phases of a product, track information on our and our competitors’ installed base of equipment, and allow clients to log any technical support or service requests they have into our system and automatically be directed to the most appropriate subject-matter expert in our company. These proprietary systems enable us to reduce costs, shorten cycle times, better serve our clients and grow our aftermarket parts and services business, as well as allow us to effectively monitor and manage our responsiveness to client requests and manage the entire sales cycle from lead generation to order booking on a global basis.

Strong and Experienced Management Team. Our management team has a demonstrated track record of financial and operational achievement. The management team has an average of 17 years experience with us, including our CEO who has been with us for 24 years, and has extensive industry experience and longstanding customer relationships. This management team has been responsible for the successful services revenue growth and cost reduction initiatives that have driven our increased profitability.

Attractive Business Model. Our business model has several attractive features, including:

•	Strong, Stable Cash Flow with Low Growth Capital Requirements. As a result of the recurring revenue from our aftermarket parts and services business, progress payments from customers that limit our need for additional working capital as we grow, and the moderate capital expenditures needed to support our services-based growth model, our business generates strong, recurring cash flows. Our cash flow from operations was $51.0 million, $57.7 million and $17.9 million, for the year ended December 31, 2003, the period from January 1, 2004 through October 29, 2004 and the period from October 30, 2004 through December 31, 2004, respectively.

•	Visibility. We have a high degree of visibility into our forecasted financial performance. A substantial portion of our new unit orders is booked six to nine months in advance of delivery. As of December 31, 2004, our new units backlog was $489.3 million or 70.0% above the new units backlog at December 31, 2003. Since December 2000, our new units backlog has consistently exceeded 80% of our next twelve month new units revenues. Customers may cancel an order at any time. Upon cancellation, customers are contractually obligated to pay us an amount sufficient to cover all costs and commitments incurred through the date of cancellation, plus a profit margin. Since 2003, only two orders have been cancelled.

Business Strategy

      In 2004, approximately 94% of our combined revenues were generated from energy infrastructure and oilfield spending. Additionally, 62% of our total combined revenues were generated by our aftermarket parts and services business. We intend to continue to focus on the oilfield, natural gas and energy sectors and thus expect to capitalize on the expected long-term growth in equipment and services investment, especially related to natural gas, in these sectors. Specifically, we intend to:

Increase Sales of Aftermarket Parts and Services to Existing Installed Base. The substantial portion of the aftermarket parts and services needs of our existing installed base of equipment that we currently do not, or only partially service represents a significant opportunity for growth. We believe the market has a general preference for aftermarket OEM parts and services. We are implementing a proactive approach to aftermarket parts and services sales that capitalizes on our knowledge of the installed base of our own and our competitors’ equipment. We believe our premium service level will result in continued growth of sales of aftermarket parts and services.

Expand Aftermarket Parts and Services Business to Non-Dresser-Rand OEM Equipment. We believe the aftermarket parts and services market for non-Dresser-Rand equipment represents a significant growth opportunity that we have only just begun to pursue on a systematic basis. As a result of the knowledge and expertise derived from our long history and experience servicing the largest installed base in the industry, combined with our extensive investment in technology, we have a proven process of applying our technology and processes to improve the operating efficiency and performance of our competitors’ products. We intend to capitalize on our knowledge, our broad network of service centers, flexible technology and existing client relationships with most major industry participants to grow our aftermarket parts and services solutions for non-Dresser-Rand equipment.

Grow Alliances. As a result of the need to improve efficiency in a competitive global economy, oil and gas companies are frequently consolidating their supplier relationships and seeking alliances with suppliers, shifting from purchasing units and services on an individual transactional basis to choosing service providers that can help them optimize performance over the entire life cycle of their equipment. In the past three years, we have seen a high level of interest among our clients in seeking alliances with us, and we have entered into agreements with more than 30 of our major clients. We plan to leverage our market leadership, global presence and comprehensive range of products and services to continue to take advantage of this trend by pursuing new client alliances as well as strengthening our existing alliances.

Expand our Performance-Based Long-Term Service Contracts. We are growing the outsourced services market with our performance-based operations and maintenance solutions (known as our Availability+ program), which are designed to offer clients significant value (improved equipment performance, decreased life cycle cost and higher availability levels) versus the traditional services and products approach. These contracts generally represent multiyear, recurring revenue opportunities for us that typically include a performance-based element to the service provided. We offer these contracts for most of the markets that we serve.

Introduce New and Innovative Products and Technologies. We believe we are an industry leader in introducing new, value-added technology. Product innovation has historically provided, and we believe will continue to provide, significant opportunities to increase revenues from both new product sales and upgrades to our, and other OEMs’, installed base of equipment. Examples of recent new offerings include adapting the DATUM compressor platform for the revamping of other OEM equipment, a new design of dry-gas seals and bearings, a new generation of multi-phase turbo separators and a complete line of remote-monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offerings. We plan to continue developing innovative products, including new compressor platforms for subsea and underground applications, which would further open up new markets to us.

Continue to Improve Profitability. We continually seek to improve our financial and operating performance through cost savings and productivity improvements. Since the fourth quarter of 2002, we adopted a number of cost savings programs across our entire company. An important element in these programs was process innovation that permitted us to streamline our operations. As a result, from September 30, 2002 through December 31, 2004, we consolidated eight facilities and reduced headcount from 5,849 to 4,631 employees. As a result of our business realignment toward our aftermarket parts and services segment, our lean manufacturing initiatives and our decision to begin charging customers a margin on third-party equipment they ask us to package with our own units, our operating income per employee (based on the average number of employees in each period) for the year ended December 31, 2004 improved substantially as compared to the year ended December 31, 2003. We are focused on continuing to improve our cost position in every area of our business, and we believe there is substantial opportunity to further increase our productivity in the future.

Selectively Pursue Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities that fit our business strategy. We expect to make acquisitions within the energy sector that add new products or technologies to our portfolio, provide us with access to new markets or enhance our current market positions. Given our size and the large number of small companies in our industry and related industries, we believe we are well positioned to be an industry consolidator over time.

Risk Factors

      Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. Our ability to execute our strategy is subject to the risks that are generally associated with the rotating equipment and services industry. For example, our profitability could decline due to a significant downturn in our clients’ markets, decrease in the consumption of oil, gas or petrochemicals, as well as unanticipated operating conditions, loss of customers and other factors that are not within our control. Our operations and properties are subject to stringent environmental laws and regulations that impose significant actual and potential costs on us, and future regulations could increase those costs. Furthermore, the heavily regulated nature of our clients’ industries imposes significant safety performance requirements on us, and we could lose the opportunity to bid on certain clients’ contracts if we do not meet those requirements.
      We are also subject to a number of risks related to our competitive position and business strategies. For example, our acquisitive business strategy exposes us to the risks involved in consummating and integrating acquisitions, including the risk that in a future acquisition we could incur additional debt and contingent liabilities which could adversely affect our operating results. For additional risks relating to our business and the offering, see “Risk Factors” beginning on page 14 of this prospectus.
The Acquisition
      On August 25, 2004, Dresser-Rand Holdings, LLC, our indirect parent and an affiliate of First Reserve Corporation (“First Reserve”), entered into an equity purchase agreement with Ingersoll-Rand to purchase all of the equity interests in the Dresser-Rand Entities for approximately $1.13 billion. The acquisition closed on October 29, 2004. In connection with the acquisition, funds affiliated with First Reserve contributed $430 million in cash as equity to Dresser-Rand Holdings, LLC, which used this cash to fund a portion of the purchase price for the Dresser-Rand Entities. The remainder of the cash needed to finance the acquisition, including related fees and expenses, was provided by funds raised by the offering of our $420 million senior subordinated notes due 2014 (the “notes”) and borrowings under our $695 million senior secured credit facility. The senior secured credit facility consists of a $395 million term loan portion and a $300 million revolving portion. See “The Transactions.”
Company Information
      Dresser-Rand Group Inc. is a Delaware corporation formed in October 2004. Our principal executive offices are located at Paul Clark Drive, Olean, New York 14760 and our telephone number is (716) 375-3000.
      Our predecessor company was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll-Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll-Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries, and Dresser Industries, Inc.’s ownership interest in Dresser-Rand Company transferred to Halliburton Industries. On February 2, 2000, a wholly-owned subsidiary of Ingersoll-Rand purchased Halliburton Industries’ 51% interest in Dresser-Rand Company.

The Offering

Shares of common stock offered by Dresser-Rand Group Inc.	shares.

Shares of common stock to be outstanding after this offering	shares.

Over-allotment option	shares.

Use of proceeds	We estimate that the net proceeds to us from this offering, after deducting underwriting discounts and estimated offering expenses, will be approximately $ million. We intend to use approximately $ million of the net proceeds ($ million in the event the underwriters exercise their over-allotment option) to repay certain indebtedness. We intend to use the remaining net proceeds of approximately $ million, assuming an initial public offering price per share of $ , to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve and certain members of senior management. See “Use of Proceeds.” We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our existing stockholders.

Proposed New York Stock Exchange symbol	“DRC”

        Unless we specifically state otherwise, all information in this prospectus:

•	assumes no exercise by the underwriters of their over-allotment option;

•	gives effect to the 1,006,092.87 for one stock split effected in February 2005;

•	assumes that we issue an additional shares of our common stock to our existing stockholders pursuant to a stock dividend that we will declare prior to the consummation of this offering, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full), we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option; and

•	excludes shares of common stock reserved for issuance in connection with currently outstanding options under our Stock Incentive Plan, of which have been granted as of the date of this prospectus.

Summary Historical and Pro Forma Financial Information
      Prior to the closing of the transactions on October 29, 2004, Dresser-Rand Group Inc. did not have any assets, liabilities or results of operations. Therefore, the following summary historical financial data as of and for the years ended December 31, 2003 and 2002 and for the period from January 1, 2004 through October 29, 2004 have been derived from the audited combined financial statements of the Dresser-Rand Entities (the predecessors to Dresser-Rand Group Inc.), which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The summary historical financial information as of December 31, 2004 and for the period from October 30, 2004 (our date of inception) to December 31, 2004 have been derived from the audited consolidated financial statements of Dresser-Rand Group Inc. The audited financial statements for the years ended December 31, 2002 and 2003, for the period from January 1, 2004 through October 29, 2004, for the period from October 30, 2004 through December 31, 2004 and as of December 31, 2003 and 2004 are included elsewhere in this prospectus. The following summary unaudited pro forma combined financial information for the year ended December 31, 2004 has been prepared to give pro forma effect to the transactions as if they had occurred on January 1, 2004. The pro forma adjustments used in preparing the pro forma financial information reflect our estimates of the purchase price allocation, which may change upon finalization of our analysis. The pro forma financial information is for informational purposes only and should not be considered indicative of actual results that would have been achieved had the transactions actually been consummated on the dates indicated and do not purport to indicate balance sheet information or results of operations as of any future date or any future period. This information is only a summary and should be read in conjunction with “Unaudited Pro Forma Financial Information,” “Selected Historical Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the notes thereto included elsewhere in this prospectus.

	Predecessor			Successor

					Pro Forma
	Year Ended		Period January 1	Period October 30	Year
	December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004

	(In thousands)
Statement of Operations Data:
Total revenues	$1,031,353	$1,335,350	$715,495	$199,907	$915,402
Cost of goods sold	865,858	1,132,047	538,042	149,564	704,497

Gross profit	165,495	203,303	177,453	50,343	210,905
Selling and administrative expenses	138,484	156,129	122,700	21,499	143,094
Research and development expenses	8,044	8,107	5,670	1,040	6,710
Write-off of purchased in-process research and development assets	—	—	—	1,800	—
Restructuring charges(1)	5,185	—	—	—	—

Operating income	13,782	39,067	49,083	26,004	61,101
Interest income (expense), net	(776)	1,938	3,156	(9,654)	(54,004)
Other income (expense), net	15,000	(9,202)	1,882	(1,846)	36

Income before income taxes	28,006	31,803	54,121	14,504	7,133
Provision for income taxes(2)	11,910	11,438	11,970	7,275	14,515

Net income	$16,096	$20,365	$42,151	$7,229	$(7,382)

	Predecessor			Successor

					Pro Forma
	Year Ended December		Period January 1	Period October 30	Year
	31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004

	(In thousands, except share and per share data)
Earnings per share data(3)(4)(5):
Basic and diluted earnings (loss) per share:
Net income				$0.07
Weighted average shares				100,115,080
Cash flow data:
Cash flows provided by operating activities	$42,029	$50,963	$57,729	$17,948
Cash flows provided by (used in) investing activities	3,813	(7,089)	(4,907)	(1,126,939)
Cash flows provided by (used in) financing activities	(18,759)	(63,487)	(52,030)	1,217,099
Other financial data:
EBITDA(6)(7)(8)	$62,604	$58,974	$73,680	$40,427	$127,413
Depreciation and amortization	33,822	29,109	22,715	16,269	66,276
Capital expenditures	13,670	7,590	7,701	1,791

	Predecessor	Successor

	As of	As of
	December 31,	December 31,
	2003	2004

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$41,537	$111,500
Property, plant and equipment, net	101,438	226,764
Total assets	1,063,875	1,751,074
Goodwill	10,214	423,330
Debt:
Short-term debt	3,716	2,734
Long-term debt, including current maturities	213	400,679
Senior subordinated notes	—	420,000
Total debt	3,929	823,413
Partnership interest	565,035	—
Stockholders’ equity	—	452,897

(1)	Includes severance expenses and facility exit costs associated with our corporate restructuring activities.

(2)	On the closing date of the transactions we became a corporation subject to corporate income taxes in the United States. In the United States, we were a partnership during the Predecessor periods presented. The data presented does not give effect to income taxes we would have been required to recognize if we were organized as a corporation, except with regard to the pro forma period.

(3)	Historical basic and diluted earnings per share data has not been presented for the Predecessor because the Predecessor did not operate as a separate legal entity from Ingersoll-Rand.

(4)	For the Successor, basic and diluted earnings per share is calculated by dividing net earnings by the weighted average shares outstanding adjusted to reflect the 1,006,092.87 for one stock split effected in February 2005.

(5)	Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or to pay any dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect the stock dividend of shares to our existing stockholders that will be made shortly after the expiration of the underwriters’ over-allotment option assuming no exercise of that option, and is comprised of approximately shares of our common stock outstanding immediately prior to this offering plus shares of our common stock being offered hereby and the stock dividend of shares.

(6)	EBITDA is defined as net income before interest, taxes, depreciation and amortization. EBITDA is not intended to represent cash flow from operations as defined by GAAP and should not be used as an alternative to net income as an indicator of operating performance or to cash flow as a measure of liquidity. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. We present EBITDA because we consider it an important supplemental measure of our performance and believe it is frequently used by our investors and other interested parties, as well as by our management, in the evaluation of companies in our industry, many of which present EBITDA when reporting their results. In addition, EBITDA provides additional information used by our management and board of directors to facilitate internal comparisons to historical operating performance of prior periods. Further, management believes EBITDA facilitates their operating performance comparisons from period to period because it excludes potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as impact of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). The following table reconciles EBITDA to net income:

	Predecessor			Successor

				Period	Pro Forma
	Year Ended		Period January 1	October 30	Year
	December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004

	(In thousands)
Net income (loss)	$16,096	$20,365	$42,151	$7,229	$(7,382)
Income tax expense	11,910	11,438	11,970	7,275	14,515
Interest income (expense), net	776	(1,938)	(3,156)	9,654	54,004
Depreciation and amortization	33,822	29,109	22,715	16,269	66,276

EBITDA	$62,604	$58,974	$73,680	$40,427	$127,413

EBITDA is different from Adjusted EBITDA, which is a measure used in certain covenants contained in our debt instruments. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Covenant Compliance” for a discussion of this measure and the covenants in which it is used.

(7)	The following table provides supplemental information as to identified expenses that are reflected in EBITDA that are expected to be either reduced or increased, as applicable, due to the change in ownership of Dresser-Rand Group Inc. as a result of the acquisition:

	Predecessor			Successor

				Period	Pro Forma
	Year Ended		Period January 1	October 30	Year
	December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004

	(In thousands)
Net reduction in SFAS 106 expense(a)	$8,512	$10,033	$9,322	$—	$—
Excess (additional) corporate allocation(b)	(4,876)	3,816	2,122	—	2,122
Removal of incremental corporate overhead(c)	—	5,091	8,025	—	8,025
Pension(d)	(2,317)	8,079	1,529	—	1,085
Compensation adjustment(e)	(832)	(832)	(693)	—	—

	$487	$26,187	$20,305	$—	$11,232

(a)	Reflects the adjustment to historical expense for the change in postretirement benefits other than pension expense due to Ingersoll-Rand’s retention of the obligations for all employees who are retired or eligible to retire as well as the results of actuarial valuations performed as of the transaction date for the portion retained by us.

(b)	Reflects the difference between the corporate overhead expenses allocated to us by Ingersoll-Rand and our estimated annual stand-alone expenses.

(c)	Reflects adjustment for removal of incremental corporate allocation initiated in 2003 by Ingersoll-Rand.

(d)	Reflects an adjustment for additional funding of certain pension plans and the elimination of actuarial losses through purchase accounting.

(e)	Reflects compensation expense related to the management equity program of $682,000 annually and CEO compensation adjustment of $150,000 annually.

(8)	The following table provides supplemental information as to unusual and other items that are reflected in EBITDA:

	Predecessor			Successor

			Period	Period	Pro Forma
	Year Ended		January 1	October 30	Year
	December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004

		(In thousands)
Restructuring costs	$5,185	$—	$—	$—	$—
Productivity measures(a)	—	11,696	4,679	(62)	4,617
Nigeria loss contract(b)	—	4,843	6,437	206	6,643
Nigeria casualty losses(c)	—	2,750	—	—	—
Provision for obsolete material(d)	—	3,300	2,100	—	2,100
New York State grant(e)	(8,000)	1,289	—	—	—
Equity (earnings) losses(f)	479	133	1,013	(194)	819
Insurance claim(g)	(10,145)	—	—	—	—
Settlement of product liability claim(h)	—	—	(4,500)	—	(4,500)
China receivables(i)	—	—	970	—	970
Write-off of purchased in-process research and development assets	—	—	—	1,800	—
Inventory step-up write off(j)	—	—	—	2,281	—
Other expense (income)(k)	1,535	(2,976)	(826)	1,017	191

	$(10,946)	$21,035	$9,873	$5,048	$10,840

(a)	Reflects severance expenses associated with our efficiency initiatives. These expenses were included in cost of goods sold and selling and administrative expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(b)	Reflects losses under (i) a contract imposed on the business by Halliburton Industries terminated at the end of 2004, and (ii) a contract in Nigeria we were forced to exit because of force majeure.

(c)	Reflects losses of inventory stocks resulting from a fire in a warehouse in Nigeria.

(d)	Offsets impact of decision to increase obsolete and slow moving inventory reserve level. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(e)	Reflects one-time income from a New York State grant for the year ended December 31, 2002, and one-time charge related to refunding a portion of the grant in the year ended December 31, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(f)	Non-cash (gains) losses in joint ventures.

(g)	Reflects gains from the settlement of an insurance claim relating to a fire that occurred in 2000.

(h)	Reflects one-time gain from settlement of a legal claim. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(i)	Reflects write-off of receivables related to business closure.

(j)	As a result of the transaction, we wrote up inventory in the amount of $7.4 million. Of this amount, $2.3 million was expensed in the two-month period from October 30, 2004 through December 31, 2004.

(k)	Non-operating income and expense and other non-cash charges and credits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

RISK FACTORS

      Investing in our common stock involves substantial risk. You should carefully consider all the information in this prospectus prior to investing in our common stock. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

Risks Related to Our Business

We have identified material weaknesses in our internal controls, which could affect our ability to ensure timely and reliable financial reports and the ability of our auditors to attest to the effectiveness of our internal controls.

      In June 2004, the Public Company Accounting Oversight Board, or PCAOB, adopted rules for purposes of implementing Section 404 of the Sarbanes-Oxley Act of 2002, which included revised definitions of material weaknesses and significant deficiencies in internal control over financial reporting. The PCAOB defines a material weakness as “a significant deficiency, or a combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.” The new rules describe certain circumstances as being both significant deficiencies and strong indicators that a material weakness in internal control over financial reporting exists.

      As a result of our transition from a subsidiary of a multinational company to a stand alone entity, we have identified a number of factors contributing to our conclusion that we have a material weakness, including the following:

•	identification by our auditors of misstatements in internal drafts of our financial statements that were not initially identified by our internal control process, indicating a weakness with respect to our ability to properly monitor and account for non-routine transactions, and to apply GAAP in transactions subject to new or complex accounting pronouncements;

•	the need for a Chief Financial Officer with SEC reporting experience, a Director of Financial Reporting with strong accounting and SEC reporting experience and additional skilled accounting and SEC experienced personnel to enhance the accounting department to remedy insufficient experience in public company accounting and periodic reporting matters among our existing staff;

•	the need to develop a tax department;

•	the need to develop a risk management department;

•	the need to establish an internal audit department; and

•	the need to enhance our documentation of our systems and controls.

We have already taken a number of actions to begin to address the items identified including:

•	recently hiring an experienced Chief Financial Officer with broad finance and SEC reporting experience, a Director of Financial Reporting with strong accounting and SEC reporting experience, a Director of Risk Management, a Director of Internal Audit and a General Counsel.

•	engaging additional outside personnel to assist our internal personnel with audit work and SEC reporting;

•	outsourcing our tax functions to a professional service firm;

•	evaluating external resources to supplement our Section 404 evaluation efforts; and

      While we have taken actions to address the items identified, additional measures will be necessary, including the hiring of a Chief Accounting Officer, and these measures along with other measures we expect to take to improve our internal controls may not be sufficient to address the issues identified by our independent auditors or ensure that our internal controls are effective. If we are unable to provide reliable and timely financial reports our business and prospects could suffer material adverse effects and our share price could be adversely affected. In addition, we may in the future identify further material weaknesses or significant deficiencies in our internal control over financial reporting.

      Beginning with the year ending December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and our auditors will be required to deliver an attestation report on management’s assessment of and operating effectiveness of internal controls. We have substantial effort ahead of us to complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. We may not be able to complete the required management assessment by our reporting deadline. An inability to complete and document this assessment could result in us receiving something other than an unqualified report from our auditors with respect to our internal controls. In addition, if material weaknesses are identified and not remediated with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our external auditors to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

      While a division of our prior owner, we had two “reportable conditions” in our internal financial controls:

•	During the third quarter of 2003, a management review identified an issue relating to work-in-process inventory at two of our manufacturing locations. It was determined that certain work-in-process inventory had not been properly relieved upon shipment during the time period from 1999 through 2003, resulting in an overstatement of inventory. Management immediately began an extensive, in-depth review of our accounts and records. As a consequence of these problems, we implemented an internal review of the functions and processes at the two plants that were involved, identified gaps in our internal controls and put in place remedial measures. At the end of this review and remediation process, our auditors determined that we had successfully eliminated the weakness in our inventory controls.

•	During June 2004, management uncovered an issue relating to payroll fraud at our U.S. Shared Services Unit in Olean, NY. It was determined that the payroll supervisor had misappropriated funds through the payroll system from February 1994 to June 2004. A thorough investigation was undertaken involving Dresser-Rand Company personnel, Ingersoll-Rand Internal Audit and the forensic investigations section of an independent accounting firm. The review of past payroll records from both Oracle (2/01 - 6/04) and GEAC (1/90 - 12/00) systems revealed that $1.042 million had been illegally processed through payroll and diverted to the payroll supervisor’s bank account. As part of the investigation, steps were taken to ensure that proper segregation of duties exist such that no one in the payroll, human resources or information technology areas has update capability for both the payroll and the human resources systems.

We will soon be subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.

      This registration will result in our becoming subject to reporting and other obligations under the Exchange Act. These reporting and other obligations will place significant demands on our management, administrative and operational resources, including our accounting resources. Since the transactions, we have continued to upgrade our systems, implement additional financial and management controls, reporting systems and procedures and hire additional accounting and finance staff. If we are unable to upgrade our financial and management controls, reporting systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. If we are late in filing certain SEC reports, it could constitute a default under our indenture and senior secured credit facility.

Our operating results could be harmed during economic or industry downturns.

      The businesses of most of our clients, particularly oil, gas and petrochemical companies, are, to varying degrees, cyclical and historically have experienced periodic downturns. Profitability in those industries is highly sensitive to supply and demand cycles and volatile product prices, and our clients in those industries historically have tended to delay large capital projects, including expensive maintenance and upgrades, during industry downturns. These industry downturns have been characterized by diminished product demand, excess manufacturing capacity and subsequent accelerated erosion of average selling prices. Demand for our new units and, to a lesser extent, aftermarket parts and services is driven by a combination of long-term and cyclical trends, including increased outsourcing of services, maturing oil and gas fields, the aging of the installed base of equipment throughout the industry, gas market growth and the construction of new gas infrastructure, and regulatory factors. In addition, the growth of new unit sales is generally linked to the growth of oil and gas consumption in markets in which we operate. Therefore, any significant downturn in our clients’ markets or in general economic conditions could result in a reduction in demand for our services and products and could harm our business and such downturns, or the perception that they may occur, could have a significant negative impact on the market price of our stock .

We may not be successful in implementing our business strategy to increase our aftermarket parts and services revenue.

      We estimate that we currently provide approximately 50% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base and less than two percent of the aftermarket parts and services needs of the equipment base of other manufacturers. Our future success depends, in part, on our ability to provide aftermarket parts and services to both our own and our competitors’ equipment base and our ability to develop and maintain our alliance relationships. Our ability to implement our business strategy successfully depends on a number of factors, including the success of our competitors in servicing the aftermarket parts and services needs of our clients, the willingness of our clients to outsource their service needs to us, the willingness of our competitors’ clients to outsource their service needs to us, and general economic conditions. We cannot assure you that we will succeed in implementing our strategy. See “Business — Business Strategy.”

We face intense competition that may cause us to lose market share and harm our financial performance.

      We encounter competition in all areas of our business, principally in the new unit segment. The principal methods of competition in our markets include product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. Our clients increasingly demand more technologically advanced and integrated products, and we must continue to develop our expertise and technical capabilities in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in research and development, manufacturing, marketing, client service and support and our distribution networks. In addition, our significant leverage and the restrictive covenants to which we are subject may harm our ability to compete effectively. In our aftermarket parts and services segment, we compete with our major competitors, small independent local providers and our clients’ in-house service providers. Other OEMs typically have an advantage in competing for services and upgrades to their own equipment. Failure to penetrate this market will adversely affect our ability to grow our business. In addition, our competitors are increasingly emulating our alliance strategy. Our alliance relationships are terminable without penalty by either party, and failure to maintain or enter into new alliance relationships will adversely affect our ability to grow our business.

We may not be able to complete, or achieve the expected benefits from, any future acquisitions, which could adversely affect our growth.

      We have at times used acquisitions as a means of expanding our business and expect that we will continue to do so. If we do not successfully integrate acquisitions, we may not realize operating advantages and cost savings. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition. The acquisition and integration of companies involve a number of risks, including:

•	use of available cash, new borrowings or borrowings under our senior secured credit facility to consummate the acquisition;

•	demands on management related to the increase in our size after an acquisition;

•	diversion of management’s attention from existing operations to the integration of acquired companies;

•	integration into our existing systems;

•	difficulties in the assimilation and retention of employees; and

•	potential adverse effects on our operating results.

      We may not be able to maintain the levels of operating efficiency that acquired companies achieved separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. We may not be able to achieve the cost savings and other benefits that we would hope to achieve from acquisitions, which could have a material adverse effect on our business, financial condition and results of operations.

Economic, political and other risks associated with international sales and operations could adversely affect our business.

      Since we manufacture and sell our products and services worldwide, our business is subject to risks associated with doing business internationally. For the year ended December 31, 2004, 39% of our net revenue was derived from North America, 18% from Latin America, 15% from Europe, 13% from Asia Pacific and 15% from the Middle East and Africa. Accordingly, our future results could be harmed by a variety of factors, including:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	civil unrest in any of the countries in which we operate;

•	tariffs, other trade protection measures and import or export licensing requirements;

•	potentially negative consequences from changes in tax laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor regulations;

•	requirements relating to withholding taxes on remittances and other payments by subsidiaries;

•	different regimes controlling the protection of our intellectual property;

•	restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

•	restrictions on our ability to repatriate dividends from our subsidiaries;

•	difficulty in collecting international accounts receivable;

•	difficulty in enforcement of contractual obligations governed by non-U.S. law;

•	unexpected transportation delays or interruptions;

•	unexpected changes in regulatory requirements; and

•	the burden of complying with multiple and potentially conflicting laws.

      Our international operations are affected by global economic and political conditions. Changes in economic or political conditions in any of the countries in which we operate could result in exchange rate movements, new currency or exchange controls or other restrictions being imposed on our operations or expropriation. In addition, the financial condition of foreign clients may not be as strong as that of our current domestic clients.

      Some of the international markets in which we operate are politically unstable and are subject to occasional civil and communal unrest, such as Venezuela and Western Africa. For example, in Nigeria we recently terminated a contract due to civil unrest. Riots, strikes, the outbreak of war or terrorist attacks in foreign locations, such as in the Middle East, could also adversely affect our business.

      From time to time, certain of our foreign subsidiaries operate in countries that are subject to sanctions and embargoes imposed by the U.S. government and the United Nations. Although these sanctions and embargoes do not prohibit those subsidiaries from selling products and providing services in such countries, they do prohibit the issuer and its domestic subsidiaries, as well as employees of our foreign subsidiaries who are U.S. citizens, from participating in, approving or otherwise facilitating any aspect of the business activities in those countries. These constraints on our ability to have U.S. persons, including our senior management, provide managerial oversight and supervision may negatively affect the financial or operating performance of such business activities.

      Fluctuations in the value of the U.S. dollar may adversely affect our results of operations. Because our combined financial results are reported in dollars, if we generate sales or earnings in other currencies the translation of those results into dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars, even though a significant percentage of our cash flow is generated in euros or other foreign currencies. Significant changes in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar denominated debt, including the notes and the U.S. dollar denominated borrowings under the senior secured credit facility.

      In addition, fluctuations in currencies relative to currencies in which our earnings are generated may make it more difficult to perform period-to-period comparisons of our reported results of operations. For purposes of accounting, the assets and liabilities of our foreign operations, where the local currency is the functional currency, are translated using period-end exchange rates, and the revenues and expenses of our foreign operations are translated using average exchange rates during each period.

      In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enters into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction and/or translation risks. Volatility in currency exchange rates may have a material adverse effect on our financial condition or results of operations. We have purchased and may continue to purchase foreign currency hedging instruments protecting or offsetting positions in certain currencies to reduce the risk of adverse currency fluctuations. We have in the past experienced and expect to continue to experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations.

We might not be able to improve our operating efficiencies and productivity as much as we have in the past.

      Since the fourth quarter of 2002, we have engaged in restructuring and productivity improvement programs, which have had a positive impact on our results of operations. We intend to implement additional measures to enhance our operating efficiencies and productivity in the future. However, they may not have as positive an impact on our operating performance as such prior measures, and it is possible that they could impair our results of operations.

If we lose our senior management, our business may be adversely affected.

      The success of our business is largely dependent on our senior managers, as well as on our ability to attract and retain other qualified personnel. Six of the top members of our senior management team have been with us for over 20 years, including our chief executive officer and president who has been with us for 24 years. In addition, there is significant demand in our industry for qualified engineers and mechanics. We cannot assure you that we will be able to attract and retain the personnel, including qualified mechanics and engineers, necessary for the development of our business. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our business, financial condition and results of operations.

Environmental compliance costs and liabilities could affect our financial condition adversely.

      Our operations and properties are subject to stringent foreign, federal, state and local laws and regulations relating to environmental protection, including laws and regulations governing the investigation and clean up of contaminated properties as well as air emissions, water discharges, waste management and disposal and workplace health and safety. Such laws and regulations affect a significant percentage of our operations, are continually changing, are different in every jurisdiction and can impose substantial fines and sanctions for violations. Further, they may require substantial clean-up costs for our properties (many of which are sites of long-standing manufacturing operations) and the installation of costly pollution control equipment or operational changes to limit pollution emissions and/or decrease the likelihood of accidental hazardous substance releases. We must conform our operations and properties to these laws and adapt to regulatory requirements in all jurisdictions as these requirements change.

      We routinely deal with natural gas, oil and other petroleum products. As a result of our fabrication and aftermarket parts and services operations, we generate, manage and dispose of or recycle hazardous wastes and substances such as solvents, thinner, waste paint, waste oil, washdown wastes and sandblast material. Hydrocarbons or other hazardous substances or wastes may have been disposed or released on, under or from properties owned, leased or operated by us or on, under or from other locations where such substances or wastes have been taken for disposal. These properties may be subject to investigatory, clean-up and monitoring requirements under foreign, federal, state and local environmental laws and regulations. Such liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party also is liable.

      We have experienced, and expect to continue to experience, both operating and capital costs to comply with environmental laws and regulations, including the clean-up and investigation of some of our properties as well as offsite disposal locations. In addition, although we believe our operations are in compliance with environmental laws and regulations and that we will be indemnified by Ingersoll-Rand for certain contamination and compliance costs (subject to certain exceptions and limitations), new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination, the imposition of new clean-up requirements, new claims for property damage or personal injury arising from environmental matters, or the refusal and/or inability of Ingersoll-Rand to meet its indemnification obligations could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition and results of operations. For more information on the limitations of Ingersoll-Rand’s indemnity, see “Business — Environmental and Government Regulation.”

Failure to maintain a safety performance that is acceptable to our clients could result in the loss of future business.

      Our U.S. clients are heavily regulated by the Occupational Safety & Health Administration, or OSHA, concerning work place safety and health. Our clients have very high expectations regarding safety and health issues and require us to maintain safety performance records for our worldwide operations, field services, repair centers, sales, and manufacturing plant units. Our clients often insist that our safety performance equal or exceed their safety performance requirements. We estimate that over 90% of our clients have safety performance criteria for their suppliers in order to be qualified for their “approved suppliers” list. For instance, British Petroleum, one of our largest customers in 2003, requires its suppliers to have an OSHA Recordable Incident Rate of 2.5 or less. If we fail to meet a client’s safety performance requirements, we may be removed from that client’s approved suppliers database and precluded from bidding on future business opportunities with that client.

      In response to our clients’ requirements regarding safety performance, we maintain a database to measure our monthly and annual safety performance and track our incident rates. Our incident rates help us identify and track accident trends, determine root causes, formulate corrective actions, and implement preventive initiatives. Within the past two years, we have been removed from one client’s approved supplier database for failure to meet the client’s safety performance requirements. We cannot assure you that we will be successful in maintaining or exceeding our clients’ requirements in this regard or that we will not lose the opportunity to bid on certain clients’ contracts.

Our business could suffer if we are unsuccessful in negotiating new collective bargaining agreements.

      As of December 31, 2004, we had 4,631 employees worldwide. Of our employees, approximately 65% are located in the United States. Approximately 37% of our employees in the United States are covered by collective bargaining agreements. None of our material collective bargaining agreements will expire through the end of 2005, and one will expire in each of 2006, 2007 and 2008. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days prior written notice. Our operations in the following locations are unionized: Le Havre, France; Oberhausen, Germany; Kongsberg, Norway; and Naroda, India. Additionally, overseas, approximately 38% of our employees belong to industry or national labor unions. Although we believe that our relations with our employees are good, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

We are controlled by First Reserve, whose interests may not be aligned with yours.

      Upon completion of this offering, First Reserve will continue to control a majority of our capital stock on a fully diluted basis. As a result, First Reserve has the ability to control our policies and operations including the appointment of management, the entering into of mergers, acquisitions, sales of assets, divestitures and other extraordinary transactions, future issuances of our common stock or other securities, the payments of dividends, if any, on our common stock, the incurrence of debt by us and amendments to our certificate of incorporation and bylaws. For example, First Reserve could cause us to make acquisitions that increase our indebtedness or to sell revenue-generating assets. Additionally, First Reserve is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. First Reserve may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as First Reserve continues to own a significant amount of our equity, even if such amount is less than 50%, they will continue to be able to strongly influence or effectively control our decisions.

We are a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

      Upon completion of this offering, First Reserve will continue to control a majority of our outstanding common stock. As a result, we are a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company is a “controlled company” and may elect not to comply with certain New York Stock Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will our nominating and corporate governance and compensation committees consist entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

Our historical financial information may not be comparable to future periods.

      The historical financial information included in this prospectus may not necessarily reflect our results of operations, financial position and cash flows in the future or the results of operations, financial position and cash flows that would have occurred if we had been a separate, independent entity during the periods presented. The historical financial information included in this prospectus does not reflect the many significant changes that have occurred in our capital structure, funding and operations as a result of the transactions or the additional costs we incur in operating as an independent company. For example, funds required for working capital and other cash needs historically were obtained from Ingersoll-Rand on an interest-free, intercompany basis without any debt service requirement. Furthermore, we were a limited partnership in the United States until October 29, 2004 and generally did not pay income taxes, but have since become subject to income taxes. We may need to supplement our financial, administrative and other resources, and we may have underestimated the difficulties and costs of obtaining any required resources and successfully operating as an independent company.

We did not have a recent operating history as a stand-alone company prior to the acquisition.

      Although we have a substantial operating history, prior to the acquisition we were not operating as a stand-alone company. As a result of the acquisition, we no longer have access to the borrowing capacity, cash flow, assets and services of Ingersoll-Rand and its other affiliates as we did while under Ingersoll-Rand’s control. We are a significantly smaller company than Ingersoll-Rand, with significantly fewer resources and less diversified operations. Consequently, our results of operations are more susceptible than those of Ingersoll-Rand to competitive and market factors specific to our business.

      In addition, we entered into a transition services agreement with Ingersoll-Rand in connection with the acquisition whereby Ingersoll-Rand agreed to provide us with certain services including, among others, compensation delivery services, health and welfare administration, pension administration, legal services and other services. Once the transition periods specified in the transition services agreement have expired, or if Ingersoll-Rand does not or is unable to perform its obligations under the transition services agreement, we will be required to provide these services ourselves or to obtain substitute arrangements with third parties. We may be unable to provide these services due to financial or other constraints or be unable to implement substitute arrangements on terms that are favorable to us, or at all.

We may be faced with unexpected product claims or regulations as a result of the hazardous applications in which our products are used.

      Because some of our products are used in systems that handle toxic or hazardous substances, a failure or alleged failure of certain of our products have resulted in and in the future could result in claims against our company for product liability, including property damage, personal injury damage and consequential damages. Further, we may be subject to potentially material liabilities relating to claims alleging personal injury as a result of hazardous substances incorporated into our products.

Third parties may infringe our intellectual property or we may infringe the intellectual property of third parties, and we may expend significant resources enforcing or defending our rights or suffer competitive injury.

      Our success depends in part on our proprietary technology. We rely on a combination of patent, copyright, trademark, trade secret laws, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results. We may be required to spend significant resources to monitor and police our intellectual property rights. Similarly, if we were to infringe on the intellectual property rights of others, our competitive position could suffer. Furthermore, we cannot assure you that any pending patent application or trademark application held by us will result in an issued patent or registered trademark, or that any issued or registered patents or trademarks will not be challenged, invalidated, circumvented or rendered unenforceable. Also, others may develop technologies that are similar or superior to our technology, duplicate or reverse engineer our technology or design around the patents owned or licensed by us.

      Litigation may be necessary to enforce our intellectual property rights and protect our proprietary information, or to defend against claims by third parties that our products infringe their intellectual property rights. Any litigation or claims brought by or against us, whether with or without merit, or whether successful or not, could result in substantial costs and diversion of our resources, which could have a material adverse effect on our business, financial condition or results of operation. Any intellectual property litigation or claims against us could result in the loss or compromise of our intellectual property and proprietary rights, subject us to significant liabilities, require us to seek licenses on unfavorable terms, prevent us from manufacturing or selling products and require us to redesign or, in the case of trademark claims, rename our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our brand name may be subject to confusion.

      Our company’s name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll-Rand. We have acquired rights to use the “Rand” portion of our principal mark from Ingersoll-Rand, and the rights to use the “Dresser” portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc., and an affiliate of First Reserve. If we lose the right to use either the “Dresser” or “Rand” portion of our name, our ability to build our brand identity could be negatively affected.

      The common stock and certain debt securities of Ingersoll-Rand and certain debt securities of Dresser, Inc. are publicly traded in the United States. Acts or omissions by these unaffiliated companies may adversely affect the value of the “Dresser” and “Rand” brand names or the trading prices of our common stock. In addition, press and other third party announcements or rumors relating to any of these unaffiliated companies may adversely affect the market prices of our common stock and demand for our services and products, even though the events announced or rumored may not relate to us, which in turn could adversely affect our results of operations and financial condition.

Natural gas operations entail inherent risks that may result in substantial liability to us.

      We supply products to the natural gas industry, which is subject to inherent risks, including equipment defects, malfunctions and failures and natural disasters resulting in uncontrollable flows of gas or well fluids, fires and explosions. These risks may expose our clients to liability for personal injury, wrongful death, property damage, pollution and other environmental damage. We also may become involved in litigation related to such matters. If our clients suffer damages as a result of the occurrence of such events, they may reduce their orders from us. Our business, consolidated financial condition, results of operations and cash flows could be materially adversely affected as a result of such risks.

Risks Related to Our Leverage

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our debt service obligations.

      Our financial performance could be affected by our substantial indebtedness. As of December 31, 2004, our total indebtedness was approximately $821 million. In addition, we had $143.4 million of letters of credit outstanding and additional borrowings available under the revolving portion of our senior secured credit facility of $156.6 million, subject to certain conditions. We may also incur additional indebtedness in the future.

      Our high level of indebtedness could have important consequences, including, but not limited to:

•	making it more difficult to generate sufficient cash flows to pay interest and satisfy our debt obligations;

•	making it more difficult to self-insure and obtain surety bonds or letters of credit;

•	increasing our vulnerability to general adverse economic and industry conditions;

•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, research and development or other general corporate or business requirements;

•	limiting our flexibility in planning for, or reacting to, changes in our business and in our industry; and

•	placing us at a competitive disadvantage.

      Our net cash flow generated from operating activities was $42.0 million, $51.0 million, $57.7 million and $17.9 million for 2002, 2003, the period from January 1, 2004 through October 29, 2004 and the period from October 30, 2004 through December 31, 2004, respectively. Our high level of indebtedness requires that we use a substantial portion of our cash flow from operations to pay principal of, and interest on, our indebtedness, which will reduce the availability of cash to fund working capital requirements, capital expenditures, research and development or other general corporate or business activities, including future acquisitions.

      In addition, a substantial portion of our indebtedness bears interest at variable rates. If market interest rates increase, debt service on our variable-rate debt will rise, which would adversely affect our cash flow.

      If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to sell assets, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations.

We require a significant amount of cash to service our indebtedness. Our ability to generate cash depends on many factors beyond our control.

      Our ability to make payments on and to refinance our debt, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash. Our ability to generate cash is subject to economic, financial, competitive, legislative, regulatory and other factors that may be beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior secured credit facility or otherwise in an amount sufficient to enable us to pay our debt, or to fund our other liquidity needs. We may need to refinance all or a portion of our debt on or before maturity. We might be unable to refinance any of our debt, including our senior secured credit facility or the notes, on commercially reasonable terms.

The covenants in the senior secured credit facility and the indenture governing the notes impose restrictions that may limit our operating and financial flexibility.

      Our senior secured credit facility and the indenture governing the notes contain a number of significant restrictions and covenants that limit our ability to:

•	incur liens;

•	borrow money, guarantee debt and, in the case of restricted subsidiaries, sell preferred stock;

•	issue redeemable preferred stock;

•	pay dividends;

•	make redemptions and repurchases of certain capital stock;

•	make capital expenditures and specified types of investments;

•	prepay, redeem or repurchase subordinated debt;

•	sell assets or engage in acquisitions, mergers, consolidations and asset dispositions;

•	amend material agreements;

•	change the nature of our business;

•	engage in affiliate transactions; and

•	restrict dividends or other payments from restricted subsidiaries.

      The senior secured credit facility also requires us to comply with specified financial ratios and tests, including but not limited to, a maximum consolidated net leverage ratio and a minimum consolidated interest coverage ratio.

      These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand, pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot be sure that we will be able to comply. A breach of these covenants could result in a default under the indenture governing the notes and/or the senior secured credit facility. If there were an event of default under the indenture governing the notes and/or the senior secured credit facility, the affected creditors could cause all amounts borrowed under these instruments to be due and payable immediately. Additionally, if we fail to repay indebtedness under our senior secured credit facility when it becomes due, the lenders under the senior secured credit facility could proceed against the assets and capital stock which we have pledged to them as security. Our assets and cash flow might not be sufficient to repay our outstanding debt in the event of a default.

Because most of the proceeds from this offering will be used to pay a dividend to our current stockholders, only a small portion of the proceeds will be used to repay our existing debt and none of such proceeds will be used to further invest in our business.

      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $           million. We intend to use approximately $           million of the net proceeds to repay certain indebtedness. We intend to use the remaining net proceeds of approximately $           million, assuming an initial public offering price per share of $          , to pay a dividend to our stockholders existing immediately prior to the offering. This leaves no proceeds to further invest in and grow our business. See “Use of Proceeds.”

Risks Related To This Offering

There is no existing market for our common stock, and we do not know if one will develop to provide you with adequate liquidity.

      Prior to this offering, there has not been a public market for our common stock. We intend to apply to list our common stock on the New York Stock Exchange. However, we cannot predict the extent to which investor interest in our company will lead to the development of a trading market on the New York Stock Exchange or otherwise or how liquid that market might become. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us and the representatives of the underwriters based on numerous factors that we discuss in the “Underwriting” section of this prospectus and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell our common stock at prices equal to or greater than the price you paid in this offering.

Future sales of our shares could depress the market price of our common stock.

      The market price of our common stock could decline as a result of sales of a large number of shares of common stock in the market after the offering or the perception that such sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

      We, D-R Interholding, LLC and all of our stockholders existing prior to this offering have agreed with the underwriters not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, subject to specified exceptions, during the period from the date of this prospectus continuing through the date that is 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. See “Underwriting.”

      After this offering, we will have            million shares of common stock outstanding. Of those shares, the                     million shares we are offering will be freely tradable. The                     million shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual and Securities Act restrictions. None of those shares may currently be resold under Rule 144(k) without regard to volume limitations and no shares may currently be sold subject to volume, manner of sale and other conditions of Rule 144. After the expiration of the 180-day lock-up period, First Reserve and their affiliates, which collectively beneficially own            million shares, will have the ability to cause us to register the resale of their shares and certain other holders of our unregistered common stock will be able to participate in such registration.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

      Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of securities analysts and investors, and in response, the market price of our common stock could decrease significantly. As a result, the market price of our common stock could decline below the initial public offering price. You may be unable to resell your shares of our common stock at or above the initial public offering price. Among other factors that could affect our stock price are:

•	actual or anticipated variations in operating results;

•	changes in financial estimates by research analysts;

•	actual or anticipated changes in economic, political or market conditions, such as recessions or international currency fluctuations;

•	actual or anticipated changes in the regulatory environment affecting our industry;

•	changes in the market valuations of our industry peers;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives.

      In the past, following periods of volatility in the market price of a company’s securities, stockholders have often instituted class action securities litigation against those companies. Such litigation, if instituted, could result in substantial costs and a diversion of management attention and resources, which could significantly harm our profitability and reputation.

The book value of shares of common stock purchased in the offering will be immediately diluted and may be subject to additional dilution in the future.

      The initial public offering price per share of our common stock is substantially higher than our pro forma net tangible book value per common share immediately after the offering. As a result, you may pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Investors who purchase common stock in the offering will be diluted by $           per share after giving effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $           per share, the mid-point of the estimated price range on the cover of this prospectus, and the sale of up to            million shares to the underwriters pursuant to their over-allotment option. If we grant options in the future to our employees, and those options are exercised or other issuances of common stock are made, there will be further dilution.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law may discourage a takeover attempt.

      Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law could make it more difficult for a third party to acquire us. Provisions of our amended and restated certificate of incorporation and amended and restated bylaws and Delaware law impose various procedural and other requirements, which could make it more difficult for stockholders to effect certain corporate actions. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. Thus, our board of directors can authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. These rights may have the effect of delaying or deterring a change of control of our company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. See “Description of Capital Stock.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus includes “forward-looking statements.” These forward looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenue or performance, capital expenditure, financing needs, plans or intentions relating to acquisitions, business trends and other information that is not historical information. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “intends” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	material weaknesses in our internal controls;

•	economic or industry downturns;

•	our inability to implement our business strategy to increase our aftermarket parts and services revenue;

•	competition in our markets;

•	failure to complete, or achieve the expected benefits from, any future acquisitions;

•	economic, political and other risks associated with our international sales and operations;

•	loss of our senior management;

•	environmental compliance costs and liabilities;

•	failure to maintain safety performance acceptable to our clients;

•	failure to negotiate new collective bargaining agreements;

•	our ability to operate as a stand-alone company;

•	unexpected product claims or regulations;

•	infringement on our intellectual property or our infringement on others’ intellectual property; and

•	other factors described in this prospectus.

      Our actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward-looking statements. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them does, what impact they will have on our results of operations and financial condition. We undertake no obligation to update or revise forward-looking statements which may be made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

THE TRANSACTIONS
      The following contains summaries of the terms of certain material agreements that were entered into in connection with the acquisition. The descriptions of such agreements do not purport to be complete and are qualified in their entirety by reference to such agreements. Such agreements have been filed as exhibits to the registration statement of which this prospectus is a part.
The Acquisition

General
      On August 25, 2004, Dresser-Rand Holdings, LLC entered into an equity purchase agreement with Ingersoll-Rand to purchase all of the equity interests in the Dresser-Rand Entities for approximately $1.13 billion. The acquisition closed on October 29, 2004.
      In order to determine the post-closing purchase price adjustments, the agreement required that Ingersoll-Rand deliver to Dresser-Rand Holdings, LLC, shortly before the closing date, an estimated net cash statement and an estimated client prepayments statement, and within 90 days of the closing date, a closing working capital statement, a closing net cash statement, and a closing client prepayments statement. If the parties do not agree on the appropriate adjustments within a specified time period, the determination will be referred to an independent accounting firm for resolution. The purchase price will be increased or decreased to account for any difference between:

•	the final net working capital amount and $149,677,999;

•	the final net cash amount and the estimated net cash amount; and

•	the final client prepayments amount and the estimated client prepayments amount.
      As of April 11, 2005, Ingersoll-Rand had provided all three closing statements, resulting in a purchase price reduction of $2.4 million, which is subject to final approval and agreement from Dresser-Rand Holdings, LLC and has been reflected in the historical financial information included in this prospectus. We anticipate final agreement on the purchase price adjustment will be reached sometime during the second quarter of 2005.
      In addition, the following additional amounts were paid to Dresser-Rand Holdings, LLC at closing: (1) $17.0 million, which amount equals certain retiree welfare benefits less certain overdue receivables, (2) $25.8 million with respect to defined benefit pension fund deficiencies in defined pension plans.
      In connection with the acquisition, funds affiliated with First Reserve contributed an aggregate of $430.0 million to Dresser-Rand Holdings, LLC, our indirect parent, in exchange for all the membership interests in Dresser-Rand Holdings, LLC. Pursuant to an agreement reached with management prior to our acquisition by funds affiliated with First Reserve, certain members of management were offered the opportunity in October 2004 to acquire common units in Dresser-Rand Holdings, LLC at the same price per unit paid by the funds affiliated with First Reserve in connection with the acquisition. Executives who purchased common units were also issued profits units in Dresser-Rand Holdings, LLC, which permit them to indirectly share in appreciation in the value of our shares. After a period of several weeks to evaluate the offer, certain of our executive officers, including our Chief Executive Officer and each of our four other most highly compensated executive officers availed themselves of this opportunity in November and invested cash equity in Dresser-Rand Holdings, LLC, which commensurately reduced First Reserve’s indirect percentage interest in Dresser-Rand Holdings, LLC. Dresser-Rand Holdings, LLC used First Reserve’s equity contribution, borrowings under the senior secured credit facility and the proceeds from the notes offering to fund the acquisition and to pay fees and expenses related to the transactions.

The Equity Purchase Agreement
      The equity purchase agreement contains customary seller representations and warranties, customary buyer representations and warranties, and customary covenants and other agreements between the sellers and Dresser-Rand Holdings, LLC.

      The equity purchase agreement provides for indemnification for losses relating to specified events, circumstances and matters. The sellers have agreed to indemnify Dresser-Rand Holdings, LLC for certain liabilities, including:

•	any losses arising from the inaccuracy or breach of certain representations and warranties of the sellers contained in the equity purchase agreement;

•	any losses arising from breaches or defaults in the performance of any covenant, undertaking or other agreement or obligation of the sellers pursuant to the equity purchase agreement;

•	any claim related to the sale or use of products containing asbestos;

•	any claim for personal injury or property damage alleging defect in design, manufacture, materials or workmanship, or an alleged failure to exercise reasonable care in repair, service or maintenance, or failure to warn or provide adequate warning relating to the Dresser-Rand Entities’ products shipped prior to the closing;

•	specified pre-closing taxes; and

•	specified environmental liabilities.

      The equity purchase agreement does not allow Dresser-Rand Holdings, LLC to make a claim for indemnification for any loss relating to a breach of a representation or warranty or covenant unless the losses for any claim or series of related claims exceed a de minimus limitation of $50,000 (other than for losses relating to several specified representations and warranties not subject to the de minimus limitation). The sellers’ indemnification obligations with respect to breaches of representations and warranties and covenants are subject to a “basket” of $18,000,000 in damages (other than for losses relating to several specified representations and warranties and covenants not subject to this basket). After Dresser-Rand Holdings, LLC has incurred damages as a result of breaches of representations and warranties contained in the equity purchase agreement that are in excess of the basket, the sellers are required to indemnify Dresser-Rand Holdings, LLC up to a cap of 33 1/3% of the purchase price (other than for losses relating to several specified representations and warranties and covenants not subject to the cap). Asbestos liability and products liability are not subject to the cap or basket, and taxes are not subject to either the cap, the basket or the de minimus limitation. Claims for breach of representations and warranties generally expire after 18 months, although breaches of the environmental and tax representations and warranties expired at closing, and several specified representations and warranties survive without limitations.

      The equity purchase agreement provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort cases, which have a three-year time limit for a claim to be filed, Ingersoll-Rand will remain responsible without time limit for certain specified known environmental liabilities that exist as of the closing date. Each of these liabilities is to be placed on The Environmental Remediation and Compliance Schedule to the equity purchase agreement (the “Final Schedule”). We will be responsible for all liabilities that were not identified prior to the closing date and placed on the Final Schedule. To determine which matters will be included on the Final Schedule, we conducted Phase I and Phase II assessments at 30 Dresser-Rand Entity facilities.

      The equity purchase agreement provides that the Final Schedule will include all noncompliance and contamination matters identified in the Phase I and Phase II assessments that the parties agree should be included thereon. A contamination matter will be included on the Final Schedule if it meets one of several standards, the most important of which is that if such contamination matter were known by the applicable governmental authority, that authority would be expected to require a response action (which is broadly defined to include not only cleanup, but investigation and monitoring). For purposes of inclusion on the Final Schedule, contamination matters are broadly defined to include each known point of contamination plus all additional contamination associated with, or identified during an investigation of, such known point of contamination. Pursuant to the equity purchase agreement, Ingersoll-Rand is responsible for all response actions associated with the contamination matters and must perform such response actions diligently. However, to the extent contamination at leased properties was caused by a third party and to the extent contamination at owned properties resulted from the migration of releases caused by a third party, Ingersoll-Rand is only required to conduct response actions after being ordered to do so by a governmental authority.
      If the parties cannot agree whether a noncompliance or contamination matter should be included on the Final Schedule, they shall resolve the issue pursuant to an arbitration provision that is included in the equity purchase agreement. To date, the parties have resolved all but a small number of outstanding issues with respect to what should be included on the Final Schedule. We do not believe any of the outstanding items are material.

Ancillary Agreements
      The parties have entered into agreements governing several of their relationships following the closing. These agreements include a transition services agreement, supply agreement and license agreement, as well as an amended and restated limited liability company agreement which governs the rights of the funds affiliated with First Reserve with respect to their limited liability company interests in Dresser-Rand Holdings, LLC, and provides specific rights to the management investors of Dresser-Rand Holdings, LLC. The parties also entered into a stockholders’ agreement. See “Certain Related Party Transactions.”

The Financing
      In connection with the acquisition, funds affiliated with First Reserve contributed $430 million in cash to Dresser-Rand Holdings, LLC, which used this cash to fund a portion of the purchase price of the equity interests in the Dresser-Rand Entities. Immediately following the consummation of the transactions, Dresser-Rand Holdings, LLC, a holding company owned by funds affiliated with First Reserve, owned all of the capital stock of D-R Interholding, LLC, which in turn owns 99.7% of the issuer’s outstanding shares of capital stock. The remainder of the cash needed to finance the acquisition, including related fees and expenses, was provided by the offering of the notes and the borrowings under the senior secured credit facility provided by affiliates of the underwriters, as joint bookrunners, lead arrangers or lenders, and a syndicate of banks and other financial institutions. Our senior secured credit facility consists of a $395 million term loan portion and a $300 million revolving portion. Following the closing date of the transactions, the term loan portion of the senior secured credit facility was fully funded and as of March 31, 2005 we had approximately $125 million of borrowing capacity under the revolving portion of our senior secured credit facility, subject to certain conditions, after giving effect to approximately $175 million of outstanding letters of credit.
      The following table illustrates the approximate sources and uses for the acquisition.

Sources		Uses

(In millions)
Senior secured credit facility:(1)		Purchase of equity interests of the
Revolving credit facility(2)	$5.0	Dresser-Rand Entities(3)	$1,125.1
Term Loan B	395.0	Cash(3)	81.0
Senior subordinated notes	420.0	Existing indebtedness	2.9
Existing indebtedness	2.9	Transaction fees and expenses	43.9
Equity invested by First Reserve	430.0

Total Sources of Funds	$1,252.9	Total Uses of Funds	$1,252.9

(1)	Of the $395 million Term Loan B facility, €78.5 million is denominated in Euros.

(2)	As of March 31, 2005, we had approximately $125 million available for borrowing under the revolving portion of the senior secured credit facility, subject to certain conditions, after giving effect to approximately $175 million of outstanding letters of credit.

(3)	First Reserve and Ingersoll-Rand agreed to a gross cash purchase price of $1.2 billion for the acquisition, subject to working capital and other post-closing adjustments. The parties also agreed that, subject to certain closing adjustments, we were to have approximately $81.0 million of cash on hand upon consummation of the acquisition, resulting in the net purchase price reflected herein.

Equity Sponsor
      First Reserve Corporation is the leading private equity firm specializing in the energy industry with $4.7 billion under management in four active funds. Founded in 1980, First Reserve was the first private equity investment firm to actively pursue building a broadly diversified investment portfolio within the energy and energy-related sectors and has made investments totaling over $3.0 billion in over 80 principal transactions. The current management team has been in place since 1983, and First Reserve’s investment team collectively has over 250 years of energy investment experience. Other past and present First Reserve portfolio companies include Alpha Natural Resources, Cal Dive International, Chicago Bridge & Iron, Dresser, Inc., Foundation Coal Corporation, Maverick Tube Corporation, National Oilwell, Natural Resource Partners, Pride International, Superior Energy Services and Weatherford International.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale by us of the shares of common stock being offered hereby, after deducting underwriting discounts and estimated offering expenses, will be approximately $           million, assuming an initial public offering price of $               . We intend to use approximately $           million of the net proceeds to redeem a portion of the $420 million aggregate principal amount of our 7 3/8% senior subordinated notes due 2014, including the payment of the applicable redemption premium. The proceeds from the 7 3/8% senior subordinated notes were used, together with other related financings, to finance the acquisition and to pay related transaction fees and expenses incurred in connection with the acquisition and the related financings. We intend to use the remaining net proceeds of approximately $           million (assuming an initial public offering price per share of $          ), to pay a dividend to our stockholders existing immediately prior to the offering, consisting of affiliates of First Reserve and certain members of senior management. We also intend to use the proceeds we receive from any shares sold pursuant to the underwriters’ over-allotment option to pay an additional dividend to our existing stockholders. In the event the underwriters exercise their over-allotment option, the amount available to repay debt would be reduced to $           million as a result of payment by us of the underwriting discount.

DIVIDEND POLICY

      Immediately prior to the consummation of this offering, we intend to declare three dividends, which will be payable to our stockholders existing prior to the offering.

•	The first dividend will be a cash dividend of $ million, assuming an initial public offering price per share of $ , which we will pay to our existing stockholders out of a portion of the net proceeds from this offering.

•	The second dividend will be a cash dividend of up to $ million, assuming an initial public offering price per share of $ , which we will pay to our existing stockholders with all of the proceeds we receive from the shares sold pursuant to the underwriters’ over-allotment option, if exercised.

•	The third dividend will be a stock dividend of up to shares of our common stock, which we will pay to our existing stockholders, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full), we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.

      Other than the dividends described above, we do not currently intend to pay any cash dividends on our common stock, and instead intend to retain earnings, if any, for future operations and debt reduction. The amounts available to us to pay cash dividends will be restricted by our senior secured credit facility. The indenture governing the senior subordinated notes also limits our ability to pay dividends. We intend to seek an amendment to our senior secured credit facility prior to the consummation of this offering to remove certain restrictions on our ability to consummate the offering and use the proceeds as described in “Use of Proceeds.” Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our board of directors may deem relevant.

CAPITALIZATION
      The following table sets forth our capitalization as of December 31, 2004 (1) on an actual basis and (2) on an as adjusted basis to reflect:

•	the sale by us of approximately shares of our common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the estimated price range shown on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses;

•	the application of the estimated net proceeds as described in “Use of Proceeds”;

•	the 1,006,092.87 for one stock split effected in February 2005; and

•	the stock dividend of additional shares to our existing stockholders shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option.
      The information in this table should be read in conjunction with “The Transactions,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical consolidated and combined financial statements and accompanying notes thereto appearing elsewhere in this prospectus. The table excludes cash and cash equivalents as of December 31, 2004 of $111.5 million, on an actual basis and as adjusted basis.

	As of December 31, 2004

	Actual	As Adjusted

		(Unaudited)
	(In millions)
Debt:
Senior secured credit facility:
Revolving credit facility(1)	$—	$
Term loan facility	400.7
Senior subordinated notes due 2014	420.0
Other debt	2.7

Total debt	823.4

Stockholders’ equity:
Common stock, par value $0.01 per share, shares authorized, shares issued and outstanding, actual and shares issued and outstanding, as adjusted for the offering and the stock splits	1.0
Additional paid-in capital	436.2
Retained earnings	7.2
Accumulated other comprehensive earnings (loss)	8.5

Total stockholders’ equity	452.9

Total capitalization	$1,276.3	$

(1)	As of December 31, 2004, we had $156.6 million available for borrowing under the revolving portion of the senior secured credit facility, subject to certain conditions, after giving effect to $143.4 million of letters of credit outstanding thereunder. See “The Transactions” and “Description of Indebtedness.”

DILUTION
      If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share after this offering. The net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities as of December 31, 2004, divided by the number of shares of our common stock that would have been held by our existing stockholders had the stock dividend of                      additional shares to our existing stockholders shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option, been made as of                     , 2005. As of December 31, 2004, we had a net tangible book deficit of $           million, or $           per share. On a pro forma basis, after giving effect to:

•	the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of the price range on the cover of this prospectus; and

•	the payment of the $ million dividend that we intend to declare prior to the consummation of this offering to the existing stockholders,
our pro forma net tangible book value as of December 31, 2004 would have been $           million, or $           per share of common stock. This represents an immediate increase in net tangible book value (or a decrease in net tangible book deficit) of $           per share to existing stockholders and an immediate dilution in net tangible book value of $           per share to new investors.
      The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Net tangible book deficit per share at December 31, 2004	$
Increase in net tangible book value per share attributable to this offering	$

Pro forma net tangible book deficit per share after the offering

Dilution per share to new investors		$

      We will reduce the number of shares that we will issue to our existing stockholders in the stock dividend described in the first paragraph above by the number of shares sold to the underwriters pursuant to their over-allotment option. We will also pay to our existing stockholders a cash dividend equal to all proceeds we receive from any such sale to the underwriters. As a result, our pro forma net tangible book value will not be affected by the underwriters’ exercise of their over-allotment option.
      The following table summarizes, on the same pro forma basis as of December 31, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders
New investors
Total
      Total consideration and average price per share paid by the existing stockholders in the table above give effect to the $           million dividend we intend to pay to the existing stockholders in connection with this offering. As the table indicates, the total consideration for the existing stockholders’ shares is $           million, with an average share price of $                    , which means that the existing stockholders in the aggregate will have received $           million more than they originally invested.

UNAUDITED PRO FORMA FINANCIAL INFORMATION
      The following unaudited pro forma financial information has been derived by the application of pro forma adjustments to the historical combined financial statements as of December 31, 2004 and for the period from January 1, 2004 through October 29, 2004 and our consolidated financial statements for the period from October 30, 2004 through December 31, 2004. The unaudited pro forma statement of operations give effect to (i) the purchase of the Dresser-Rand Entities, (ii) the notes offering of October 29, 2004, (iii) the other related financing transactions and (iv) the offering and the estimated use of proceeds therefrom, as if they had been consummated on January 1, 2004. The unaudited pro forma balance sheet as of December 31, 2004 gives effect to this offering as if it had occurred on December 31, 2004. The adjustments necessary to fairly present this pro forma financial information have been made based on available information and in the opinion of management are reasonable and are described in the accompanying notes. The unaudited pro forma financial information should not be considered indicative of actual results that would have been achieved had these transactions been consummated on the respective dates indicated and do not purport to indicate results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the unaudited pro forma financial information will prove to be correct. You should read the unaudited pro forma financial information together with “Risk Factors,” “Use of Proceeds,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the notes thereto, included elsewhere in this prospectus.

DRESSER-RAND GROUP INC.
UNAUDITED PRO FORMA BALANCE SHEET
AS OF DECEMBER 31, 2004

		Offering
	Historical	Adjustments		Pro Forma

	(In thousands)
Assets
Current Assets
Cash and cash equivalents	$111,500	$—		$
Accounts and notes receivable, net	264,938	—
Inventories	175,873	—
Prepaid expenses	14,256	—
Deferred income taxes	7,445	—

Total current assets	574,012	—

Investments in and advances with partially owned equity companies	12,989	—
Property, plant & equipment, net	226,764	—
Goodwill	423,330	—
Other intangible assets, net	479,587	—
Other assets	34,392		(a)

Total assets	$1,751,074	$—		$

Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable and accruals	$271,275	$—		$
Customer advance payments	38,661	—
Income taxes payable	12,977	—
Loans	2,734	—
Current maturities of long term debt	4,015	—

Total current liabilities	329,662	—

Deferred income taxes	27,287	—
Postemployment and other benefit liabilities	111,640	—
Long-term debt	396,664	—
Senior subordinated notes	420,000		(a)
Other noncurrent liabilities	12,924	—

Total liabilities	1,298,177	—

Stockholders’ equity	452,897		(a)(b)

Total liabilities and stockholders’ equity	$1,751,074	$—		$

(a)	Reflects the use of the proceeds to us of this offering, net of fees and expenses, to repay $ million of our senior subordinated notes and the related estimated write off of $ million of unamortized deferred debt issuance costs and incur prepayment penalties of $ . See “Use of Proceeds.”

(b)	Reflects the assumed gross proceeds of $ million from the issuance of new shares, net of fees and expenses of $ million. Approximately $ million of the net proceeds from the offering is assumed to be used to pay a dividend to the existing stockholders. See “Use of Proceeds.”

DRESSER-RAND GROUP INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2004

	Predecessor	Successor

	For the Period	For the Period
	January 1	October 30					Pro Forma
	through	through			Offering and		Year Ended
	October 29,	December 31,	Pro Forma		Other		December 31,
	2004(1)	2004(2)	Adjustments(3)		Adjustments(3)		2004

	(In thousands except share and per share data)
Total revenues	$715,495	$199,907	$—		$		$915,402
Cost of goods sold	538,042	149,564	(508	)(a)			704,497
			(7,458	)(b)
			2,918	(c)
			24,220	(d)
			(2,281	)(e)

Gross profit	177,453	50,343	(16,891)				210,905
Selling and administrative expenses	122,700	21,499	(127	)(a)			143,094
			(1,864	)(b)
			154	(c)
			732	(f)
Research and development expenses	5,670	1,040					6,710
Write-off of purchased in-process research and development assets	—	1,800	(1,800	)(g)			—

Operating income	49,083	26,004	(13,986)				61,101
Interest income (expense), net	3,156	(9,654)	(47,506	)(h)		(j)(k)	(54,004)
Other income (expense), net	1,882	(1,846)	—				36

Income before income taxes	54,121	14,504	(61,492)				7,133
Provision for income taxes	11,970	7,275	(4,730	)(i)		(i)	14,515

Net income	$42,151	$7,229	$(56,762)		$		$(7,382)

Basic and Diluted Earnings Per Share Data(4)(5)(6)
Earnings per share		$0.07

Weighted average shares		100,115,080

      Our capital structure changed significantly as a result of the October 29, 2004 acquisition and the concurrent refinancing of debt. Due to required purchase accounting adjustments relating to such transaction the consolidated financial and other information for the period subsequent to the acquisition (the “Successor” period) is not comparable to such information for the periods prior to the acquisition (the “Predecessor” periods). The pro forma information, including the allocation of the purchase price, is based on management’s estimates and valuations of the tangible and intangible assets being acquired.

(1)	The amounts in this column represent the reported results of Dresser-Rand Company, our predecessor company, from January 1, 2004 through October 29, 2004.

(2)	The amounts in this column represent the reported results of Dresser-Rand Group, Inc., the successor, from October 30, 2004 through December 31, 2004.

(3)	The amounts in these columns represent the adjustments to reflect the pro forma impact of the transactions.

(a)	Reflects the adjustment to historical expense for the change in pension expense due to Ingersoll-Rand’s retention of pension assets and obligations for one pension plan that was reflected in our historical combined statements as well as the results of actuarial valuations performed as of the transaction date for the portion retained by us.

(b)	Reflects the adjustment to historical expense for the change in postretirement benefits other than pension expense due to Ingersoll-Rand’s retention of the obligations for all employees who are retired or eligible to retire as well as the results of actuarial valuations performed as of the transaction date for the portion retained by us.

(c)	Reflects the adjustment to historical expense for the change in depreciation expense due to the revaluation of our property, plant and equipment in purchase accounting. Annual depreciation expense under the new basis of accounting is estimated to be $23,574, of which $3,929 was recognized during the period from October 30, 2004 through December 31, 2004. Depreciation expense under the old basis of accounting of $16,573 was recognized during the period from January 1, 2004 through October 29, 2004, resulting in a pro forma adjustment of $3,072. We estimate that 95% of our depreciation expense is recorded in cost of goods sold, and 5% of our depreciation expense is recorded in selling, general and administrative expenses.

(d)	Reflects the adjustment to historical expense for the change in amortization expense due to the revaluation of our identifiable intangible assets in purchase accounting. Annual amortization expense under the new basis of accounting is estimated to be $42,702, of which $12,340 was recognized during the period from October 30, 2004 through December 31, 2004. Amortization expense under the old basis of accounting of $6,142 was recognized during the period from January 1, 2004 through October 29, 2004, resulting in a pro forma adjustment of $24,220 to cost of goods sold.

(e)	Reflects a $2,281 reduction in cost of goods sold relating to the non-recurring amortization of the step-up in inventory basis to fair market value, for inventory that was sold during the period from October 30, 2004 through December 31, 2004.

(f)	Reflects the adjustment to historical expense for new compensation contracts with management. In conjunction with the transactions, we entered into a new employment agreement with our President and Chief Executive Officer, and our executives were issued profit units in Dresser-Rand Holdings, LLC, which permit them to indirectly share in appreciation in the value of our shares. The new employment agreement increases the annual compensation of our President and Chief Executive Officer by $150, $25 of which was reflected in the period from October 30, 2004 through December 31, 2004. The annual compensation expense associated with the profit units is $682, $75 of which was reflected in the period from October 30, 2004 through December 31, 2004.

(g)	Reflects a $1,800 reduction in selling, general and administrative expenses relating to the non-recurring write-off of the value allocated to purchased in-process research and development, which was recognized during the period from October 30, 2004 through December 31, 2004.

(h)	The adjustment to interest expense reflects the following:

		Adjustment for Period
	Annual	January 1, 2004 through
	Expense	October 29, 2004

Interest expense on letters of credit issued with our new revolving credit facility (at 2.5%)	$3,675	$3,063
Interest expense on our new revolving credit facility (at 4.67%)	234	195
Commitment fee on our new revolving credit facility (at 0.5%)	740	617
Interest expense on our new Term Loan B (at 4.29%)	16,956	14,130
Interest expense on the notes (at 7.375%)	30,975	25,813
Amortization of debt issuance costs	4,425	3,688

Total interest adjustment	$57,005	$47,506

Interest expense on average outstanding letters of credit of $147 million in 2004 was 2.5%. A change of 1/8 percentage point in interest rates on the aggregate amount outstanding under the new revolving credit facility and term loan B would change annual interest expense by $500.

(i)	Reflects the income tax effect of our pro forma adjustments to the income statement. We used a statutory tax rate of 38% for adjustments recorded at United States entities and the statutory tax rate of each foreign country for adjustments recorded at foreign entities. However, the pro forma income tax expense also reflects a full valuation allowance on the net income tax benefit generated in the United States.

(j)	In 2005, through May 11, we made $111.7 million of principal payments on our senior secured credit facility. The annualized interest savings at interest rates in effect at December 31, 2004 of these prepayments was $5.1 million. As a result of these payments, we will incur a one-time charge of approximately $2.5 million from the write-off of deferred financing fees.

(k)	In connection with the offering, we intend to use approximately $ million of the net proceeds to redeem $ of the $420 million aggregate principal amount of our 7 3/8% senior subordinated notes due 2014, including the payment of the applicable redemption premium. The annualized interest savings resulting from the redemption would be $ , and we will incur a one-time charge of $ from the write-off of deferred financing fees and incur prepayment penalties of $ .

(4)	Historical basic and diluted earnings per share data has not been presented for the Predecessor because the Predecessor did not operate as a separate legal entity from Ingersoll-Rand.

(5)	For the Successor, basic and diluted earnings per share is calculated by dividing net earnings by the weighted average shares outstanding adjusted to reflect the 1,006,092.87 for 1 stock split effected in February 2005.

(6)	Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or to pay any dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect the stock dividend of shares to our existing stockholders that will be made shortly after the expiration of the underwriters’ over-allotment option assuming no exercise of that option, and is comprised of approximately shares of our common stock outstanding immediately prior to this offering plus shares of our common stock being offered hereby and the stock dividend of shares.

SELECTED HISTORICAL FINANCIAL INFORMATION
      Prior to the closing of the transactions on October 29, 2004, Dresser-Rand Group Inc. did not have any assets, liabilities or results of operations. Therefore, the selected historical combined financial information as of and for the three years ended December 31, 2003 and the period from January 1, 2004 through October 29, 2004 have been derived from the audited combined financial statements of the Dresser-Rand Entities (the predecessor to Dresser-Rand Group Inc.), which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The selected historical consolidated financial information as of December 31, 2004 and for the period from October 30, 2004 (our date of inception) through December 31, 2004 have been derived from the audited consolidated financial statements of Dresser-Rand Group Inc. The audited financial statements for the years ended December 31, 2002 and 2003, for the period from January 1, 2004 through October 29, 2004, for the period from October 30, 2004 through December 31, 2004 and as of December 31, 2003 and 2004 are included elsewhere in this prospectus. The selected historical combined balance sheet information as of December 31, 2001 and the selected historical combined statement of operations information for the year ended December 31, 2001 has been derived from Dresser-Rand Company’s audited combined financial statements, which are not included in this prospectus. The selected historical combined balance sheet information as of December 31, 2000 and the selected historical combined statement of operations information for the one month ended January 31, 2000 and the eleven months ended December 31, 2000 have been derived from Dresser-Rand Entities’ unaudited combined financial statements, which are not included in this prospectus. In the opinion of management, such unaudited financial information reflects all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. Prior to February 2000, Dresser-Rand Company was jointly owned by Ingersoll-Rand (49%) and Halliburton Industries (51%) under the terms of a joint venture agreement. Halliburton exercised a put option in the joint venture agreement which required Ingersoll-Rand to purchase Halliburton’s 51% interest in Dresser-Rand Company. The purchase was completed on February 2, 2000. Accordingly, the results of operations are separately stated for the eleven months ended December 31, 2000 to reflect the new ownership structure and related changes in the underlying accounts of the Dresser-Rand Entities resulting from the purchase transaction.
      You should read the following table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated and combined financial statements and the notes thereto, included elsewhere in this prospectus.

	Predecessor						Successor

						Period	Period
	1 Month	11 Months				January 1	October 30
	Ended	Ended	Year Ended December 31,			through	through
	January 31,	December 31,				October 29,	December 31,
	2000	2000	2001	2002	2003	2004	2004

	(In thousands, except share and per share data)
Statement of Operations Data:
Net sales, third parties	$	$	$873,885	$1,026,753	$1,332,242	$712,483	$199,907
Net sales to affiliates			2,837	1,841	1,439	1,845	—
Other operating revenue			—	2,759	1,669	1,167	—

Total revenues	42,690	777,754	876,722	1,031,353	1,335,350	715,495	199,907
Cost of goods sold			714,093	865,858	1,132,047	538,042	149,564

Gross profit			162,629	165,495	203,303	177,453	50,343
Selling and administrative expenses			132,755	138,484	156,129	122,700	21,499
Research and development expenses			6,969	8,044	8,107	5,670	1,040
Write-off of purchased in-process research and development assets			—	—	—	—	1,800
Restructuring charges(1)			2,137	5,185	—	—	—

Operating income			20,768	13,782	39,067	49,083	26,004
Interest income (expense), net			(302)	(776)	1,938	3,156	(9,654)
Other income (expense), net			3,150	15,000	(9,202)	1,882	(1,846)

Income (loss) from continuing operations before income taxes			23,616	28,006	31,803	54,121	14,504
Provision (benefit) for income taxes(2)			14,781	11,910	11,438	11,970	7,275

Income (loss) from continuing operations	(12,498)	(20,331)	8,835	16,096	20,365	42,151	7,229

	Predecessor						Successor

						Period	Period
	1 Month	11 Months				January 1	October 30
	Ended	Ended	Year Ended December 31,			through	through
	January 31,	December 31,				October 29,	December 31,
	2000	2000	2001	2002	2003	2004	2004

	(In thousands, except share and per share data)
Discontinued Operations:
Earnings from discontinued operations, net
Gain on disposal of discontinued operations, net

Net income (loss)	$(11,577)	$33,939	$8,835	$16,096	$20,365	$42,151	$7,229

Earnings per share data(3)(4)(5):
Basic earnings (loss) per share:
Net income							$0.07
Weighted average shares							100,115,080
Cash flow data:
Cash flows provided by operating activities			$57,837	$42,029	$50,963	$57,729	17,948
Cash flows provided by (used in) investing activities			(15,896)	3,813	(7,089)	(4,907)	(1,126,939)
Cash flows provided by (used in) financing activities			(42,937)	(18,759)	(63,487)	(52,030)	1,217,099

	Predecessor					Successor

	As of December 31,					As of
						December 31,
	2000		2001	2002	2003	2004

	(In thousands)
Balance Sheet Data:
Cash and cash equivalents	$		$31,377	$59,619	$41,537	$111,500
Total assets		1,030,072	1,052,741	1,119,464	1,063,875	1,751,074
Debt:
Current portion of long-term debt			52	2,631	3,716	6,749
Long-term debt, net of current maturities			260	1,254	213	396,664
Senior subordinated notes			—	—	—	420,000
Total debt		4,685	312	3,885	3,929	823,413
Partnership interest			588,450	526,710	565,035	—
Stockholders’ equity			—	—	—	452,897

(1)	Includes severance expenses and facility exit costs associated with our corporate restructuring activities.

(2)	On the closing date of the transactions we became a corporation. Prior to that time, in the United States, we were a partnership. The information presented does not give effect to the income taxes we would have been required to recognize if we were organized as a corporation. Pro forma tax expense for the year ended December 31, 2004 was $14,515. Pro forma tax expense reflects income tax expense that we would have been required to pay if we were organized as a corporation during these periods and also includes other pro forma adjustments related to the acquisition of Dresser-Rand Company by First Reserve on October 29, 2004.

(3)	Historical basic and diluted earnings per share data has not been presented for the Predecessor because the Predecessor did not operate as a separate legal entity from Ingersoll-Rand.

(4)	For the Successor, basic and diluted earnings per share is calculated by dividing net earnings by the weighted average shares outstanding adjusted to reflect the 1,006,092.87 for 1 stock split effected in February 2005.

(5)	Unaudited pro forma basic and diluted earnings per share have been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds would be necessary to repay any debt or pay any dividend as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for purposes of the unaudited pro forma basic and diluted earnings per share calculation, has been adjusted to reflect the stock dividend of shares to our existing stockholders that will be made shortly after the expiration of the underwriters’ over-allotment option, assuming no exercise of that option and is comprised of approximately shares of our common stock outstanding immediately prior to this offering plus shares of our common stock being offered hereby and the stock dividend of shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Risk Factors” section. You should read the following discussion together with the sections entitled “Forward-Looking Statements,” “Risk Factors” and the consolidated and combined financial statements and notes thereto of the Dresser-Rand Entities included elsewhere in this prospectus.
Overview
      We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and industrial process industries. Our segments are new units and aftermarket parts and services. Our services and products are used for a wide range of applications, including oil and gas production, refinery processes, natural gas processing, pipelines, petrochemical production, high-pressure field injection and enhanced oil recovery. We also serve general industrial markets including paper, steel, sugar, distributed power and government markets.
      We operate globally with manufacturing facilities in the United States, France, Germany, Norway, India and Brazil. We provide a wide array of products and services to our worldwide client base in over 105 countries from our 61 global locations in 11 U.S. states and 25 countries. Our total combined revenues by geographic region for the twelve months ended December 31, 2004 consisted of North America (39%), Latin America (18%), Europe (15%), Asia Pacific (13%) and the Middle East and Africa (15%).
Corporate History
      On December 31, 1986, Dresser Industries, Inc. and Ingersoll-Rand (collectively, the partners) entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll-Rand. The partners contributed substantially all of the operating assets and certain related liabilities, which comprised their worldwide reciprocating compressor, steam turbine and turbo-machinery businesses. The net assets contributed by the partners were recorded by Dresser-Rand Company at amounts approximating their historical values. Dresser-Rand Company commenced operations on January 1, 1987. On October 1, 1992 Dresser Industries, Inc. acquired a 1% equity interest from Dresser-Rand Company to increase its ownership to 51% of Dresser-Rand Company.
      In September 1999, Dresser Industries, Inc. merged with Halliburton Industries. Accordingly, Dresser Industries, Inc.’s ownership interest in Dresser-Rand Company transferred to Halliburton Industries on that date. On February 2, 2000, a wholly-owned subsidiary of Ingersoll-Rand purchased Halliburton Industries’ 51% interest in Dresser-Rand Company for a net purchase price of approximately $543 million. Dresser-Rand Company’s combined financial statements reflect Ingersoll-Rand’s additional basis in Dresser-Rand Company. Dresser-Rand Company formerly operated as an operating business unit of Ingersoll-Rand.
      On August 25, 2004, Dresser-Rand Holdings, LLC, our indirect parent and an affiliate of First Reserve, entered into an equity purchase agreement with Ingersoll-Rand to purchase all of the equity interests in the Dresser-Rand Entities for $1.13 billion. The acquisition closed on October 29, 2004. In connection with the acquisition, funds affiliated with First Reserve contributed $430 million in cash as equity to Dresser-Rand Holdings, LLC, which used this cash to fund a portion of the purchase price for the Dresser-Rand Entities. The remainder of the cash needed to finance the acquisition, including related fees and expenses, was provided by borrowings of $420 million in senior subordinated notes due 2014 and under a $695 million senior secured credit facility. The senior secured credit facility consists of a $395 million term loan portion and a $300 million revolving portion.
      The consolidated financial statements reflect our financial position as of December 31, 2004 and our results of operations and cash flows for the period from October 30, 2004 to December 31, 2004, and the financial position of our predecessor entity, on a combined basis, as of December 31, 2003 and its results of operations and cash flows for the period from January 1, 2004 to October 29, 2004 and for the years ended December 31, 2003 and 2002.

      The consolidated and combined financial statements included in this prospectus include the accounts of all wholly-owned and majority-owned subsidiaries of Dresser-Rand Company as well as the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH.

      The preparation of the Predecessor financial statements was based on certain assumptions and estimates, including allocations of costs from Ingersoll-Rand, which the Predecessor believed were reasonable. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if our Predecessor had been a separate, stand-alone entity during the periods presented.

      In connection with the transactions, we incurred substantial indebtedness, interest expense and repayment obligations. The interest expense relating to this debt will adversely affect our net income. In addition, we accounted for the acquisition under the purchase method of accounting, which resulted in an increase in depreciation and amortization above historical levels. As a result of the transactions, we incurred a number of one-time fees and expenses of approximately $43.9 million. See “The Transactions.”

Streamlining Actions

      Since the fourth quarter of 2002, we adopted a number of restructuring and productivity improvement programs across our entire company. An important element in these programs was headcount reductions. As of December 31, 2002, our worldwide headcount was 5,849 employees. For the year ended December 31, 2003, we reduced our headcount, on a worldwide basis, by 968 employees. By December 31, 2004, we had reduced our headcount by an additional 250 employees to 4,631. An additional element of our restructuring plan was our streamlining of administrative functions. For example, we consolidated the management of three of our factories in New York under one management team. We continue to seek and implement cost-saving measures on an on-going basis.

Effects of Currency Fluctuations

      We conduct operations in over 105 countries. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we or our subsidiaries enter into either a large purchase or sales transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local currency and then translated into U.S. dollars for inclusion in our historical consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may continue to do so in the future. The majority of our revenues and costs are denominated in U.S. dollars, with euro-related revenues and costs also being significant. The net appreciation of the euro against the U.S. dollar over the 2002 to 2004 period has had the impact of increasing sales, cost of sales and selling and administrative expenses, as reported in U.S. dollars in our historical consolidated and combined financial statements. Historically, we have engaged in hedging strategies from time to time to reduce the effect of currency fluctuations on specific transactions. However, we have not sought to hedge currency translation risk. We expect to continue to engage in hedging strategies going forward. These strategies do not qualify for hedge accounting treatment and therefore, significant declines in the value of the euro relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar denominated debt, including the notes and borrowings under the senior secured credit facility.

Revenues

      Our revenues are primarily generated through the sale of new units and aftermarket parts and services. Revenues from the sale of new units and revamps (the overhauling of installed units) are recognized under the completed contract method. Under this method, revenue and profits on contracts are recognized when the contracts are completed or substantially complete. Revenues from aftermarket parts and services are recognized as the parts are shipped and services are rendered. Revenues have historically been driven by volume, rather than price, and are sensitive to foreign currency fluctuations.

Cost of Sales

      Cost of sales includes raw materials and plant and related work force costs, freight and warehousing, as well as product engineering.

Selling and Administrative Expenses

      Selling expenses consist of costs associated with marketing and sales. Administrative expenses are primarily management, accounting, corporate allocations and legal costs.

Research and Development Expenses

      Research and development expenses include payroll, employee benefits, and other labor related costs, facilities, workstations and software costs associated with product development. These costs are expensed as incurred. Expenses for major projects are carefully evaluated to manage return on investment requirements. We expect that our research and development spending will continue in line with historical levels.

Other Income (Expense)

      Other income (expense) includes those items that are non-operating in nature. Examples of items reported as other income (expense) are insurance proceeds, equity in earnings in partially-owned affiliates, casualty losses, government grants and the impact of currency fluctuations.

Depreciation and Amortization

      Property, plant and equipment is reported at cost less accumulated depreciation, which is generally provided using the straight-line method over the estimated useful lives of the assets. Expenditures for improvements that extend the life of the asset are generally capitalized. Intangible assets primarily consist of amounts allocated to the customer relationships, software and technology, trade names and other intangibles. All of the intangible assets are amortized over their estimated useful lives.

Income Taxes

      For the Predecessor periods presented, certain of the Dresser-Rand Entities were accounted for as a partnership and were not required to provide for income taxes, since all partnership income and losses were allocated to the partners for inclusion in their respective financial statements. In connection with the transactions, the assets of the former partnership are now subject to corporate income taxes. For income tax purposes, the former partnership assets have been recorded at, and will be depreciated based upon their fair market value at the time of the transaction instead of the historical amount. On October 29, 2004, our business became subject to income tax, which has impacted our results of operations for the period from October 30, 2004 through December 31, 2004 and will affect our results in the future.

      For the Predecessor periods presented and prior to the transactions, certain of our operations were subject to U.S. or foreign income taxes. After the transactions, all of our operations are subject to U.S. or foreign income taxes. In preparing our financial statements, we have determined the tax provision of those operations on a separate company basis.

Bookings and Backlog

New Units

      Bookings represent orders placed during the period, whether or not filled. The elapsed time from booking to completion of performance may be up to 15 months (or longer for less frequent major projects). The backlog of unfilled orders includes amounts based on signed contracts as well as agreed letters of authorization which management has determined are likely to be performed. Although backlog represents only business that is considered firm, cancellations or scope adjustments may occur. In certain cases, cancellation of a contract provides us with the opportunity to bill for certain incurred costs and penalties. Backlog is adjusted to reflect project cancellations, deferrals, currency fluctuations and revised project scope.

Aftermarket Parts and Services

      Bookings represent orders placed during the period, whether or not filled. Backlog primarily consists of unfilled parts orders, with open repair and field service orders comprising a small part of the backlog. The cancellation of an order for parts can generally be made without penalty.

Controls over Inventory

      During the third quarter of 2003, a management review identified an issue relating to work-in-process inventory at two of our manufacturing locations. It was determined that certain work-in-process inventory had not been properly relieved upon shipment during the time period from 1999 through 2003, resulting in an overstatement of inventory. Management immediately began an extensive, in-depth review of our accounts and records. As a consequence of these problems, we implemented an internal review of the functions and processes at the two plants that were involved, identified gaps in our internal controls and put in place remedial measures. At the end of this review and remediation process, our auditors determined that we had successfully eliminated the weakness in our inventory controls.

Letters of Credit, Bank Guarantees and Surety Bonds

      In the ordinary course of our business, we make use of letters of credit, bank guarantees and surety bonds. We use both performance bonds, ensuring the performance of our obligations under various contracts to which we are a party, and advance payments bonds, which ensure that clients that place purchase orders with us and make advance payments under such contracts are reimbursed to the extent we fail to deliver under the contract. Under the revolving portion of our senior secured credit facility, we are entitled to have up to $300 million of letters of credit outstanding at any time, subject to certain conditions.

Basis of Presentation

      The acquisition of the Dresser–Rand Entities was accounted for under the purchase method of accounting. As a result, the financial data presented for 2004 include a predecessor period from January 1, 2004 through October 29, 2004 and a successor period from October 30, 2004 through December 31, 2004. As a result of the acquisition, the consolidated statement of operations for the successor period includes interest and amortization expense resulting from the notes and senior secured credit facility, and, depreciation of plant and equipment and amortization of intangible assets related to the acquisition. Further, as a result of purchase accounting, the fair values of our assets on the date of the acquisition became their new cost basis. Results of operations for the successor period is affected by the newly established cost basis of these assets. We allocated the acquisition consideration to the tangible and intangible assets acquired and liabilities assumed by us based upon their respective fair values as of the date of the acquisition, which resulted in a significant change in our annual depreciation and amortization expenses.

      The accompanying financial statements for the periods prior to the acquisition are labeled as “Predecessor” and the period subsequent to the acquisition are labeled as “Successor.”

Successor

      Our consolidated financial statements for the period from October 30, 2004 through December 31, 2004 include the accounts of the Dresser-Rand and its wholly-owned subsidiaries. Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect that these adjustments had to cost of sales, depreciation and amortization expenses.

Predecessor
      The combined financial statements for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002 include the accounts and activities of the Predecessor. Partially-owned companies have been accounted for under the equity method. Dresser-Rand’s financial statements reflect costs that have been allocated by Ingersoll-Rand prior to the consummation of the acquisition. As a result of recording these amounts, our predecessor’s combined financial statements for these periods may not be indicative of the results that would be presented if we had operated as an independent, stand-alone entity.
Results of Operations

Total Company

For the Period from October 30, 2004 through December 31, 2004 (Successor) and for the Period from January 1, 2004 through October 29, 2004 (Predecessor) Compared to the Year Ended December 31, 2003 (Predecessor)
      The following table presents selected historical financial information for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004 and for the year ended December 31, 2003. Amounts are also presented as a percentage of total revenues.

	Predecessor				Successor

			For the Period
			January 1		For the Period
	Year Ended		through		October 30 through
	December 31, 2003		October 29, 2004		December 31, 2004

	(Dollars in millions)
Statement of Operations Data:
Total revenues	$1,335.4	100.0%	$715.5	100.0%	$199.9	100.0%
Cost of goods sold	1,132.1	84.8	538.0	75.2	149.6	74.8

Gross profit	203.3	15.2	177.5	24.8	50.3	25.2
Selling and administrative expenses	156.1	11.7	122.7	17.1	21.5	10.8
Research and development expenses	8.1	0.6	5.7	0.8	1.0	0.5
Write-off of purchased in-process research and development	0.0	0.0	0.0	0.0	1.8	0.9

Operating income	39.1	2.9	49.1	6.9	26.0	13.0
Interest income (expense), net	1.9	0.1	3.1	0.4	(9.7)	(4.9)
Other income (expense), net	(9.2)	(0.7)	1.9	0.3	(1.8)	(0.9)

Income before income taxes	31.8	2.4	54.1	7.6	14.5	7.3
Provision for income taxes	11.4	0.9	11.9	1.7	7.3	3.7

Net income	$20.4	1.5%	$42.2	5.9%	$7.2	3.6%

      Total Revenues. Total revenues were $199.9 million for the period from October 30, 2004 through December 31, 2004 and $715.5 million for the period from January 1, 2004 through October 29, 2004 compared to $1,335.4 million for the year ended December 31, 2003. The sales volume decrease of $420.0 million was primarily from new units segment and was attributable to the following factors: (1) our decision to start charging customers a margin with respect to third party equipment that we had been purchasing on their behalf on a cost only basis (we refer to such purchases as “buyouts”) resulting in certain customers purchasing such equipment directly; this led to reduction in revenue for buyouts of $12.4 million and $55.4 million for the period from October 30, 2004 through December 31, 2004 and for the period from January 1, 2004 through October 29, 2004, respectively, from $263.8 million for the year ended December 31, 2003 and (2) volume decreases in units sold due to an unusually high level of orders shipped in the prior year which was in part due to the large backlog of orders at the end of 2002. This backlog consisted of large orders for North Sea and Gulf of Mexico projects as well as large orders for the U.S. Government. The oil and gas industry can be very cyclical with regards to sales of units caused by the price of oil and the buying cycles of our larger clients for major projects. The decrease in units was offset by the aftermarket parts and services segment revenues which were $570.1 million in 2004 compared to $542.4 in 2003.
      Cost of goods sold. Cost of goods sold was $149.6 million, $538.0 million and $1,132.1 million for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004, and the year ended December 31, 2003, respectively. Cost of goods sold as a percentage of revenues decreased 10.0 percentage points to 74.8% for the period from October 30, 2004 through December 31, 2004, and decreased 9.6 percentage points to 75.2% for the period from January 1, 2004 through October 29, 2004, from 84.8% for the year ended December 31, 2003. This improvement in 2004 was primarily due to three factors. First, we began charging customers a margin on third-party equipment referred to as buyouts. This change resulted in the cost of goods sold declining as a percentage of revenues. Second, higher-margin aftermarket parts and services revenues increased for the two periods in 2004 compared to the year ended December 31, 2003. Third, manufacturing efficiencies were achieved through workforce reductions, supply chain management initiatives and capacity rationalization efforts. As mentioned previously, we embarked on a series of headcount reductions since the fourth quarter of 2002. During 2004, total headcount decreased by 250, or 5.1%. Also impacting 2004 results were the workforce reductions initiated in 2003. These reductions amounted to 968 employees, from 5,849 to 4,881, or 16.5%. The year-over-year savings associated with workforce reductions are reflected in the financial statements beginning in the month following the reduction. Supply chain management efforts resulted in year-over-year savings of approximately 2.0%. Concerning capacity rationalization, our results reflect the closure of two under-performing repair centers as well as the continued improvement of the New York State factories now under common management. Our results also improved due to the settlement of a product liability lawsuit in an appellate court judgment reversing the initial ruling against us of $4.5 million, which was credited to cost of goods sold in the period from January 1, 2004 through October 29, 2004. Partially offsetting these factors were additional costs related to purchase accounting adjustments which increased costs by $14.6 million for the period from October 30, 2004 through December 31, 2004, and an additional $2.1 million reserve for obsolete and slow moving inventory recognized in the period from January 1, 2004 through October 29, 2004, which was sold for scrap in the same period.
      Gross Profit. Gross profit was 25.2% for the period from October 30, 2004 through December 31, 2004 and 24.8% for the period from January 1, 2004 through October 29, 2004 compared to 15.2% for the year ended December 31, 2003. The increase is attributable to the factors mentioned above.
      Selling and administrative expenses. Selling and administrative expenses of $21.5 million and $122.7 million, respectively, for the period from October 30, 2004 through December 31, 2004 and for the period from January 1, 2004 through October 29, 2004, decreased from $156.1 million in the year ended December 31, 2003 as a result of our efforts to streamline our administrative operations by reducing headcount, and, a reduction in third party commissions due to decreased revenues. In addition, information technology costs allocated to selling and administrative expenses decreased in the period from October 30, 2004 through December 31, 2004 and the period from January 1, 2004 through October 29, 2004.
      Research and development expenses. Total research and development expenses were $1.0 million for the period from October 30, 2004 through December 31, 2004 and $5.7 million for the period from January 1, 2004 through October 29, 2004 compared to $8.1 million for the year ended December 31, 2003. This decrease was due to the allocation of resources to production jobs due to the increased incoming order activity during 2004.
      Write-off of purchased in-process research and development assets. As a result of the transactions, we wrote off $1.8 million of purchased in-process research and development assets in the period from October 30, 2004 through December 31, 2004. This write-off was a one-time event and is not comparable to past or future periods.
      Operating income. Operating income for the period from October 30, 2004 through December 31, 2004 and for the period from January 1, 2004 through October 29, 2004 increased as a percentage of revenues to

13.0% and 6.9%, respectively, compared to 2.9% the year ended December 31, 2003. The increase is primarily attributable to the factors contributing to the increased gross margin and decreased selling and administrative expenses, as discussed above.
      Interest income (expense), net. Net interest income (expense) was ($9.7) million for the period from October 30, 2004 through December 31, 2004 and $3.1 million for the period from January 1, 2004 through October 29, 2004 compared to $1.9 million for the year ended December 31, 2003. Interest expense of $10.0 million was incurred for the period from October 30, 2004 through December 31, 2004 on the outstanding principal of the senior secured credit facility and long-term debt. Interest income of $3.9 million and $3.5 million for the period from January 1, 2004 through October 29, 2004 and the year ended December 31, 2003, respectively, was earned on loans to the predecessor parent company, which was offset by interest expense on outstanding loans.
      Other income (expense), net. Other income (expense), net was $(1.8) million for the period from October 30, 2004 through December 31, 2004, $1.9 million for the period from January 1, 2004 through October 29, 2004, and $(9.2) million for the year ended December 31, 2003. The decrease in expense for the two periods in 2004 was primarily the result of $2.8 million of casualty losses in 2003 (which did not occur in 2004), related to a fire at a warehouse in Nigeria, and lower currency losses for the period from October 30, 2004 through December 31, 2004 and a currency gain for the period from January 1, 2004 through October 29, 2004.
      The following table depicts the components of other income (expense), net for the periods presented.

	Predecessor		Successor

		January 1, 2004	October 30, 2004
	Year Ended	through	through
	December 31, 2003	October 29, 2004	December 31, 2004

	(In millions)
Currency gains (losses)	$(4.4)	$2.1	$(1.0)
Equity earnings	(0.1)	(1.0)	0.2
Casualty losses	(2.8)	—	—
New York State grant	(1.3)	—	—
All other	(0.6)	0.8	(1.0)

Total other income (expense), net	$(9.2)	$1.9	$(1.8)

      Provision for income taxes. The provision for income taxes was $7.3 million for the period from October 30, 2004 through December 31, 2004, $11.9 million for the period from January 1, 2004 through October 29, 2004, and $11.4 million for the year ended December 31, 2003, resulting in an effective rate of 50.2%, 22.1% and 36.0%, respectively. For the period from October 30, 2004 through December 31, 2004, the effective tax rate of 50.2% differed from the statutory U.S. rate of 35% primarily due to the valuation allowance recorded by U.S. operations, state and local income taxes and foreign tax rate differences. For the period from January 1, 2004 through October 29, 2004 and the year ended December 31, 2003, the effective tax rate differed from the statutory U.S. rate of 35% primarily due to partnership income or loss not taxed, foreign tax rate differences, and changes in the valuation allowance recorded by certain foreign operations. The change in the effective tax rate was primarily due to the relationship of nontaxable partnership income or loss to total income in each period.
      Bookings and backlog. Bookings represent orders placed during the period, whether or not filled. Backlog as of any date represents the number of orders left unfilled as of that date. Bookings during the year ended December 31, 2004 were $1,119.2 million, 24.2% above bookings for the year ended December 31, 2003, and backlog at December 31, 2004 was $637.6 million compared to $419.9 million at December 31, 2003, a 51.8% increase. The bookings increase was seen in revenue components and was driven by strong oil and gas market activity.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      The following table presents selected historical financial information for the years ended December 31, 2003 and December 31, 2002. Amounts are also presented as a percentage of total revenues. The two columns under year-to-year change show the dollar change and percentage change from 2002 to 2003.

					Year-to-Year
					Change

	Year Ended		Year Ended		2002 to
	December 31, 2002		December 31, 2003		2003	Change

	(Dollars in Millions)
Statement of Operations Data:
Total revenues	$1,031.4	100.0%	$1,335.4	100.0%	$304.0	29.5%
Cost of goods sold	865.9	84.0	1,132.1	84.8	266.2	30.7

Gross profit	165.5	16.0	203.3	15.2	37.8	22.8
Selling and administrative expenses	138.5	13.4	156.1	11.7	17.6	12.7
Research and development expenses	8.0	0.8	8.1	0.6	0.1	1.3
Restructuring charges	5.2	0.5	0.0	0.0	(5.2)	(100.0)

Operating income	13.8	1.3	39.1	2.9	25.3	183.3
Interest income (expense), net	(0.8)	(0.1)	1.9	0.2	2.7	337.5
Other income (expense), net	15.0	1.5	(9.2)	(0.7)	(24.2)	(161.3)

Income before income taxes	28.0	2.7	31.8	2.4	3.8	13.6
Provision for income taxes	11.9	1.1	11.4	0.9	(0.5)	(4.2)

Net income	$16.1	1.6%	$20.4	1.5%	$4.3	26.7

      Total Revenues. Total revenues increased by $304.0 million, or 29.5%, to $1,335.4 million in 2003 from $1,031.4 million in 2002. The sales volume increase was almost entirely attributable to sales by the new units segments, which experienced a $294.2 million increase. This increase resulted from increases in new units sales of $149.0 million, buyouts of $112.0 million and revamps of $33.0 million. The high invoicing levels were primarily for products delivered from Le Havre, Norway and Olean that were in backlog at the end of 2002. This backlog consisted of large orders for North Sea and Gulf of Mexico projects as well as large orders for the U.S. Government. The oil and gas industry can be very cyclical with regards to sales of units, caused by the price of oil and the buying cycles of our larger clients for major projects.
      Cost of goods sold. Cost of goods sold as a percentage of revenues increased slightly to 84.8% in 2003 from 84.0% in 2002. This increase was primarily due to (i) the mix shift caused by the dramatic increase in new unit shipments as mentioned above, (ii) severance costs incurred related to headcount reductions in 2003 of $6.3 million. The large mix shift was offset by improvements in the individual cost of goods sold components due to increased manufacturing efficiencies achieved through workforce reductions (5,849 to 4,881, or 16.5%) and favorable material costs achieved through supply chain management efforts.
      Gross profit. Gross profit increased by $37.8 million, or 22.8%, to $203.3 million in 2003 from $165.5 million in 2002 and decreased to 15.2% of revenues in 2003 from 16.0% in 2002, due to the factors mentioned above.
      Selling and administrative expenses. Selling and administrative expenses were $156.1 million and $138.5 million for 2003 and 2002, respectively. This increase was primarily attributable to corporate overhead allocations from Ingersoll-Rand which increased $13.8 million from the 2002 amount of $1.3 million to the 2003 amount of $15.1 million. During 2003, we began the process of integrating numerous functions with Ingersoll-Rand Services provided by Ingersoll-Rand in 2003 included treasury and cash management, internal audit services, tax planning and compliance, risk management services and various payroll and benefits services.

      Research and development expenses. Total research and development expenses of $8.1 million in 2003 were virtually unchanged from $8.0 million in 2002.
      Restructuring charges. At the end of 2002, we incurred restructuring charges of $5.2 million. The 2002 charges, primarily for workforce reductions, resulted in 2003 savings were $18.5 million in cost of sales and $1.9 million in selling and administrative expenses. No charges were incurred in 2003.
      Operating income. Operating income increased by $25.3 million, or 183.3%, to $39.1 million in 2003 from $13.8 million in 2002. The increase is primarily attributable to increased volume as well as the factors contributing to the increased gross margin, as discussed above.
      Interest income (expense), net. Net interest income (expense) was $1.9 million in 2003 compared to ($0.8) million in 2002. The interest income in 2003 was attributable to interest earned on receivables from Ingersoll-Rand.
      Other income (expense), net. Other income (expense), net was ($9.2) million in 2003, or $24.2 million less than the $15.0 million other income reported in 2002 as depicted in the table below. During 2003, we suffered two casualty losses. The casualty losses amounted to $2.8 million, which was primarily due to a fire at our inventory warehouse in Nigeria resulting in the loss of $2.3 million. At the end of 2002, we received a training and capital grant from the New York State Empire Development Corporation, which resulted in other income of $8.0 million. In late 2003, we agreed to repay a portion of the grant due to lower-than-anticipated employment levels resulting in other expense of $1.3 million. During 2002, we received insurance proceeds as a result of a fire that destroyed a third-party facility, which warehoused patterns we use in the production process.
      The following table depicts the components of other income (expense), net for the periods presented and the period over period change for each component.

	2002	2003	Change

	(In millions)
Currency losses	$(1.1)	$(4.4)	$(3.3)
Equity losses	(0.5)	(0.1)	0.4
Casualty losses	—	(2.8)	(2.8)
New York State grant	8.0	(1.3)	(9.3)
Insurance claims	10.1	—	(10.1)
Other	(1.5)	(0.6)	0.9

Total other income (expense), net	$15.0	$(9.2)	$(24.2)

      Provision for income taxes. Provision for income taxes for the year ended December 31, 2003 was $11.4 million resulting in an effective rate of 36.0%. This compares to an income tax provision of $11.9 million in 2002 resulting in an effective rate of 42.5%. Our effective tax rate differed from the statutory U.S. rate of 35% primarily due to partnership income or loss not taxed, foreign tax rate differences, and changes in the valuation allowance recorded by certain foreign operations. Our effective tax rate was 36.0% and 42.5% for the years ended December 31, 2003 and 2002, respectively. The change in our effective tax rate was primarily due to the relationship of nontaxable partnership income or loss to total income in each period.
      Bookings and backlog. Bookings during the year ended December 31, 2003 of $901.0 million were 13.4% below bookings for the year ended December 31, 2002, and backlog at the end of 2003 was $419.9 million compared to $826.4 million at the end of 2002, a 49.2% decrease. The decreased bookings, combined with the high revenue achieved, resulted in the decrease in backlog.

Segment Analysis

Period from October 30, 2004 through December 31, 2004 (Successor) and for the Period from January 1, 2004 through October 29, 2004 (Predecessor) Compared to the Year Ended December 31, 2003 (Predecessor)
      The following table presents selected historical financial information regarding both of our segments for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004 and for the year ended December 31, 2003. Amounts are also presented as a percentage of total revenues.

	Predecessor				Successor

			Period from		Period from
	Year Ended		January 1 through		October 30 through
	December 31, 2003		October 29, 2004		December 31, 2004

			(In millions)
Revenues
New units	$793.0	59.4%	$267.7	37.4%	$77.6	38.8%
Aftermarket parts and services	542.4	40.6	447.8	62.6	122.3	61.2

Total revenues	1,335.4	100.0%	715.5	100.0%	199.9	100.0%

Gross Profit
New units	39.4		32.3		9.8
Aftermarket parts and services	163.9		145.2		40.5

Total gross profit	203.3		177.5		50.3

Operating Income (Loss)
New units	(11.4)		(0.5)		3.6
Aftermarket parts and services	98.1		85.1		30.5
Unallocated corporate expense	(47.6)		(35.5)		(8.1)

Total operating income	$39.1		$49.1		$26.0

New Units
      Revenues. Revenues in the new units segment were $77.6 million, $267.7 million and $793.0 million for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004, and for the year ended December 31, 2003, respectively, and were 38.8%, 37.4% and 59.4%, respectively, as a percentage of total revenues. The decreases in revenues as a percentage of total revenues for the two periods in 2004 were primarily due to (1) our decision to start charging customers a margin on buyouts, resulting in certain customers purchasing such equipment directly; this led to reduction in buyout revenue of $12.4 million in the period from October 30, 2004 through December 31, 2004, and $55.4 million in the period from January 1, 2004 through October 29, 2004, from $263.8 million for the year ended December 31, 2003, and (2) volume decreases in units sold due to an unusually high level of orders shipped in the prior year, which was in part due to the large backlog of orders at the end of 2002. This backlog consisted of large orders for North Sea and Gulf of Mexico projects as well as large orders for the U.S. Government. The oil and gas industry can be very cyclical with regards to sales of units caused by the price of oil and the buying cycles of our larger clients for major projects. Invoicings in any given year are typically highly dependent on the beginning of the year backlog. See “Bookings and backlog” discussions below for current trends.
      Gross profit. Gross profit for new units as a percentage of new unit segment revenues increased to 12.6% for the period from October 30, 2004 through December 31, 2004 and to 12.1% for the period from January 1, 2004 through October 29, 2004 from 5.0% for the year ended December 31, 2003. This improvement was primarily due to the two factors discussed above. First, we began charging customers a margin on third-party equipment referred to as buyouts. Second, manufacturing efficiencies were achieved through productivity initiatives, workforce and capacity rationalization efforts including a reduction in headcount and cost reductions in supply chain management.
      Operating income. Operating income (loss) was $3.6 million, ($0.5) million and ($11.4) million for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004, and for the year ended December 31, 2003, respectively. As a percentage of segment revenues, operating income (loss) improved compared to the year ended December 31, 2003 primarily due to the increase in the gross profit percentage over 2003 and was partially offset by higher selling and administrative expenses as a percentage of revenues for the period from January 1, 2004 through October 29, 2004. Selling and administrative expenses increased as a percentage of revenues due to the decline in revenues.
      Bookings and backlog. Bookings for the twelve months ended December 31, 2004 were $536.9 million, 38.2% above the bookings in 2003, and backlog at December 31, 2004 was $489.3 million, or 70.0% above the backlog at December 31, 2003. As previously mentioned, bookings were favorably impacted by the strong oil and gas market. This fact, coupled with the low invoicings level during 2004, resulted in a large increase in backlog.

Aftermarket Parts & Services
      Revenues. Revenues were $122.3 million, from $447.8 million and $542.4 million for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004, and for the year ended December 31, 2003, respectively, and were 61.2%, 62.6% and 40.6%, respectively, as a percentage of total revenues. Total combined revenues in 2004 increased by $27.7 million, or 5.1%, from $542.4 million for the year ended December 31, 2003 primarily due to an increase in parts sales, which accounted for $24.2 million of the increase. Services revenue increased slightly by $3.5 million; however, after discounting the affect of the $20.2 million turn-key project in 2003 (see 2003 compared to 2002 below), services increased approximately 12.5%. This segment’s revenues are primarily generated through the large installed base of equipment worldwide and, therefore, are not subject to the fluctuations in volume to the same extent as the New Units segment, which is dependent on new projects from major oil and gas clients. The increase in revenues was driven by a combination of factors including (i) annual price increases; (ii) proactive marketing of new aftermarket solutions; and (iii) improved on-line delivery performance and reduced lead times to delivery.
      Gross profit. Gross profit as a percentage of aftermarket parts and services segment revenues increased to 33.1% for the period from October 30, 2004 through December 31, 2004 and to 32.4% for the period from January 1, 2004 through October 29, 2004, from 30.2% for the year ended December 31, 2003, as a result of the increase in sales volume and the improvement in gross margins partially achieved through price increases, and due to a more favorable product mix (as parts has a greater margin than services), the price realizations mentioned above and the headcount reductions previously discussed.
      Operating income. Operating income was $30.5 million, $85.0 million and $98.2 million for the period from October 30, 2004 through December 31, 2004, for the period from January 1, 2004 through October 29, 2004, and for the year ended December 31, 2003, respectively. Operating income as a percentage of aftermarket parts and services segment revenues increased to 24.9% for the period from October 30, 2004 through December 31, 2004 and to 19.0% for the period from January 1, 2004 through October 29, 2004 from 18.1% for the year ended December 31, 2003 due to improvements in gross profit in both periods in 2004, in addition to reduced selling and administrative expenses. The majority of selling and administrative expenses are fixed and, as revenue decreases, the expenses increase as a percentage of revenue.
      Bookings and backlog. Bookings during the twelve months ended December 31, 2004 were $582.3 million, 13.6% above bookings for the same period in 2003, and backlog at December 31, 2004 was $148.3 million, or 12.2% above the backlog at December 31, 2003. This increase in bookings in 2004 is a result of our increased emphasis on aftermarket parts and services sales and the impact of economic and political unrest in Nigeria, Venezuela and the Middle East, which depressed bookings in this segment in the 2003 period. During 2004, the spare parts business in Venezuela and the Middle East returned to normal levels. Civil unrest continues to depress the repairs business in Nigeria.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002
      The following table presents selected historical financial information regarding both of our segments for each of the years ended December 31, 2003 and 2002, respectively. Revenues by segments show dollars in millions and are also presented as a percentage of total revenues. The two columns under year-to-year change show the dollar and percentage change from 2002 to 2003.

					Year-to-Year
					Change

					2002 to
	2002	%	2003	%	2003	Change

Revenues
New units	$498.8	48.4%	$793.0	59.4%	$294.2	59.0%
Aftermarket parts and services	532.6	51.6	542.4	40.6	9.8	1.8

Total revenues	$1,031.4	100.0%	$1,335.4	100.0%	$304.0	29.5

Gross Profit
New units	$7.7		$39.4		$31.7	411.7%
Aftermarket parts and services	157.8		163.9		6.1	3.9

Total gross profit	$165.5		$203.3		$37.8	22.8

Operating Income (loss)
New units	$(32.8)		$(11.4)		$21.4	65.2%
Aftermarket parts and services	85.7		98.1		12.4	14.5
Unallocated corporate expense	(39.1)		(47.6)		(8.5)	(21.7)

Total operating income (loss)	$13.8		$39.1		$25.3	183.3

New Units.
      Revenues. Revenues increased by $294.2 million, or 59.0%, to $793.0 million in 2003 from $498.8 million in 2002 due to strong shipments resulting from large bookings achieved in 2001 and 2002. Buyouts accounted for $112.2 million of the increase. For buyout orders booked before 2003, no margin was earned.
      Gross profit. Gross profit increased by $31.7 million, or 411.7%, to $39.4 million in 2003 from $7.7 million in 2002. As a percentage of segment revenues, gross profit increased to 5.0% in 2003 from 1.5% in 2002 primarily due to improved operating efficiencies incurred as a result of headcount reduction.
      Operating income (loss). Operating loss decreased by $21.4 million, to a loss of $(11.4) million in 2003 from a loss of $(32.8) million in 2002. As a percentage of segment revenues, operating income improved primarily due to the factors mentioned above.
      Bookings and backlog. Bookings during the year ended December 31, 2003 were $388.5 million, or 22.2% below bookings for 2002, and backlog at December 31, 2003 was $287.7 million, or 56% below the unusually high level in 2002 of $656.9 million. As mentioned previously, the new units business is driven by the dynamics of the oil and gas industry, which is driven by the price of oil and gas and consequent changes in capital expenditures by the major oil and gas companies worldwide. Our strong new units bookings in 2001 and 2002 were invoiced in 2003. The high invoicing level combined with the lull in booking due to political unrest in Venezuela, Nigeria and the Middle East resulted in a much lower backlog at year end 2003 as compared to 2002.

Aftermarket Parts and Services
      Revenues. Revenues increased by $9.8 million, or 1.8%, to $542.4 million in 2003 from $532.6 million in 2002. This increase was attributable to the large increase in field service activity due to an increase of $28.3 million primarily due to a $20 million service agreement in 2003. These revenues were offset by decreases in parts of $8.3 million and repair of $12.7 million due to the delay in orders as a result of political and economic unrest in Nigeria, Venezuela and the Middle East.
      Gross profit. Gross profit increased by $6.1 million, or 3.9%, to $163.9 million in 2003 from $157.8 million in 2002 as a result of the increase in volume and the improvement of gross margins. As a percentage of revenues, gross profit increased to 30.2% in 2003 from 29.6% in 2002 due to a more favorable product mix, price realization and increased manufacturing efficiencies.
      Operating income. Operating income increased by $12.4 million, or 14.5%, to $98.1 million in 2003 from $85.7 million in 2002. Despite the modest increase in revenues, operating income as a percentage of revenues increased to 18.1% in 2003 from 16.1% in 2002 due to cost control initiatives, manufacturing and operating efficiencies and a more favorable product mix.
      Bookings and backlog. Bookings during the twelve month period ended December 31, 2003 were $512.5 million, 5.3% below 2002, and backlog at December 31, 2003 was $132.2 million, or 22.0% below 2002. The 2003 bookings were adversely impacted by geopolitical issues in Venezuela, the Middle East and Nigeria. The slowdown in bookings combined with the accelerated shipments of backlog resulted in lower backlog levels at year end 2003 compared to 2002.
Liquidity and Capital Resources
      Historically, our primary source of cash has been from operations. Prior to the closing of the transactions, our Predecessor participated in Ingersoll-Rand’s centralized treasury management system whereby, in certain countries, our Predecessor’s cash receipts were remitted to Ingersoll-Rand and Ingersoll-Rand funded our Predecessor’s cash disbursements. Our Predecessor’s primary cash disbursements were for capital expenditures and working capital. Following the consummation of the transactions, we initially relied upon a transition services agreement with Ingersoll-Rand to provide these services until we could establish our own cash management system. As of April 2, 2005, we were no longer reliant upon Ingersoll-Rand for any cash management services.
      Net cash flows provided by operating activities were $17.9 million, $57.7 million, $51.0 million, and $42.0 million for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004, and the years ended December 31, 2003 and 2002, respectively, mainly due to profitable results of operations and changes in working capital. Changes in working capital was primarily affected by accounts receivable, inventories, predecessor affiliated loans and receivables, customer advance payments, and accounts payable and accrued liabilities.
      Accounts receivable increased $22.9 million to $264.9 million at December 31, 2004 from $242.0 million at December 31, 2003 primarily due to pension and other receivables from Ingersoll-Rand of $32.9 million recorded as a result of the transactions. The offsetting decrease in accounts receivable is primarily due to lower revenues in the fourth quarter of 2004 compared to 2003 for the Norway operations, and due to a reduction in the year-end accounts receivable balance for Nigeria. Inventories increased by $42.4 million or 31.8% to $175.9 million at December 31, 2004 compared to $133.4 million at December 31, 2003 for the following reasons: (1) finished goods and work-in-progress inventories on hand at year-end were $209.2 million at December 31, 2004 compared to $142.1 million at December 31, 2003, an increase of $67.1 million or 47.2% primarily due to the large increase in backlog; and (2) raw materials inventories decreased $1.5 million as a result of our continued efforts to reduce slow moving inventories and dispose of obsolete inventories. Loans and receivables due from Ingersoll-Rand of $228.2 million and loans payable to Ingersoll-Rand of $14.8 million at December 31, 2003 were extinguished as a result of the transactions. Accounts payable and accruals decreased $20.6 million primarily due to the retention by Ingersoll-Rand of a portion of the liability for post retirement benefits for those employees who were retired and retirement-eligible employees.
      Inventories decreased by $121.6 million to $133.4 million at December 31, 2003 compared to $255.0 million at December 31, 2002 due to a decrease in the number of bookings in 2003 compared to 2002, and due to increased sales in 2003 resulting in a higher relief of inventories than replenishment. Loans and receivables due from Ingersoll-Rand of $228.2 million at December 31, 2003 increased from $153.2 million at

December 31, 2002 as a result of transferring funds to Ingersoll-Rand for cash management purposes discussed above. Customer advance payments decreased by $74.8 million at December 31, 2003 compared to December 31, 2002 because work-in-progress and finished goods inventories decreased thereby reducing the need for customers to advance funds on in-progress orders.
      For the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004, and the years ended December 31, 2003 and 2002, net cash flows provided by (used in) investing activities were $(1,126.9) million, $(4.9) million, $(7.1) million and $3.8 million, respectively, partly as a result of capital expenditures of $1.8 million, $7.7 million, $7.6 million and $13.7 million, respectively. The acquisition was $1,125.1 million in the period from October 30, 2004 through December 31, 2004. These results were also favorably affected in 2002 by the receipt of insurance proceeds of $10.1 million.
      For the period from October 30 through December 31, 2004, net cash flow provided by financing activities was $1,217.1 million, $420.0 million of which was from the proceeds from the offering of the notes, $395.0 million of which was from additional long-term debt, and $437.1 million of which was from proceeds from the issuance of common units and common stock. For the period from January 1 through October 29, 2004, and the years ended December 31, 2003 and 2002, net cash flows used in financing activities were $52.0 million, $63.5 million, and $18.8 million, respectively, primarily relating to the impact of the net change in intercompany accounts with Ingersoll-Rand. Additionally, dividends of $8.2 million and $5.1 million were paid in 2002 and in the period from January 1 through October 29, 2004, respectively.
      Our Predecessor had approximately $44.3 million of cash on the closing date, subject to closing adjustments. Our primary cash uses will be to fund principal and interest payments on our debt, and for working capital and capital expenditures. Interest expense was $10.0 million for the period from October 30, 2004 through December 31, 2004. Our interest expense, after giving effect to the transactions, for the twelve month period ended December 31, 2004 would have been approximately $54.0 million. We expect to fund these cash needs with operating cash flow and borrowings under the revolving credit portion of our senior secured credit facility.
      As part of the transactions, we incurred debt of $815.0 million under the notes and the senior secured credit facility, assumed approximately $3.1 million of debt in foreign locations, and have additional borrowing capacity of $300.0 million under the revolving credit portion of the senior secured credit facility, subject to certain conditions. At December 31, 2004, of the $300.0 million of capacity, $143.4 million was used for outstanding letters of credit. The senior secured credit facility requires, among other covenants, that a minimum consolidated net interest coverage ratio and a maximum consolidated net leverage ratio be maintained.
      The interest rates applicable under the Term B and revolving credit portion of our senior secured credit facility vary based on LIBOR and EURIBOR and our leverage ratio. The interest rate on the senior subordinated notes is fixed at 7 3/8%.
      The $395.0 million of term loans under the senior secured credit facility have fixed amortization of principal required to be repaid quarterly beginning on December 31, 2004 in an amount equal to 1/4 of 1% of the amount of principal outstanding. In addition, we are is also required to make additional mandatory prepayments of principal with any excess cash flow (as defined in the senior secured credit facility), if any. See “Description of Indebtedness.”
      Our capital expenditures have averaged $10.3 million per year over the past three years. We expect that our capital expenditures going forward will continue to approximate 1.0% of sales.
      Our ability to make payments on and to refinance our indebtedness, including the notes, and to fund planned capital expenditures and research and development efforts, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based on our current and anticipated levels of operations and conditions in our markets and industry, we believe that our cash flow from operations, available cash and available borrowings under the senior secured credit facility will be adequate to meet our working capital, capital expenditures, debt service and other funding requirements in the foreseeable future.

Quantitative and Qualitative Disclosures About Market Risk
      Our results of operations are affected by fluctuations in the value of local currencies in which we transact business. We record the effect of non-U.S. dollar currency transactions when we translate the non-U.S. subsidiaries’ financial statements into U.S. dollars using exchange rates as they exist at the end of each month. The effect on our results of operations of fluctuations in currency exchange rates depends on various currency exchange rates and the magnitude of the transactions completed in currencies other than the U.S. dollar. Net foreign currency losses (gains) were $1.0 million, ($2.1) million, $4.4 million and $1.1 million for the periods from October 30, 2004 through December 31, 2004 and January 1, 2004 through October 29, 2004, and the years ended December 31, 2003 and 2002, respectively.
      We enter into financial instruments to mitigate the impact of changes in currency exchange rates that may result from long-term customer contracts where we deem appropriate.
      We have interest rate risk related to the term loan portion of our senior secured credit facility as the interest rate on the principal outstanding on the loans is variable. A 1% increase in the interest rate would have the effect of increasing interest expense by $4.0 million annually (based on the outstanding principal balance at December 31, 2004).
Contractual Obligations
      The following is a summary of our significant future contractual obligations by year as of December 31, 2004:

	Payments Due by Period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In thousands)
Long-term debt obligations(1)	$820,679	$4,015	$8,235	$8,030	$800,399
Operating lease obligations	15,700	7,100	7,800	800	—
Loans payable	2,734	2,734	—	—	—
License agreement	4,000	444	889	889	1,778

Total	$843,113	$14,293	$16,924	$9,719	$802,177

(1)	Principally includes amortization payments required to be made under our senior secured credit facility, as well as the notes. See “Description of Indebtedness.”
Covenant Compliance
      We believe that our senior secured credit facility and the indenture governing our outstanding notes are material agreements, that the covenants are material terms of these agreements and that information about the covenants is material to an investor’s understanding of our financial condition and liquidity. The breach of covenants in the senior secured credit facility that are tied to ratios based on Adjusted EBITDA, as defined below, could result in a default under the senior secured credit facility and the lenders could elect to declare all amounts borrowed due and payable. Any such acceleration would also result in a default under our indenture. Additionally, under the senior secured credit facilities and indenture, our ability to engage in activities such as incurring additional indebtedness, making investments and paying dividends is also tied to ratios based on Adjusted EBITDA.

      Covenant levels and pro forma ratios for the four quarters ended December 31, 2004 are as follows:

			December 31,
	Covenant Level		2004 Ratio

Senior Secured Credit Facility(1)
Minimum Adjusted EBITDA to cash interest ratio	1.75	x	2.88	x
Maximum total debt to Adjusted EBITDA ratio	6.85	x	4.53	x
Indenture(2)
Minimum pro forma Adjusted EBITDA to pro forma fixed charge ratio required to incur additional debt pursuant to ratio provisions(3)	2.0	x	2.85	x

(1)	Our senior secured credit facility requires us to maintain an Adjusted EBITDA to cash interest ratio starting at a minimum of 1.75x and a total debt to Adjusted EBITDA ratio starting at a maximum of 6.85x. Failure to satisfy these ratio requirements would constitute a default under the senior secured credit facility. If lenders under the senior secured credit facility failed to waive any such default, repayment obligations under the senior secured credit facility could be accelerated, which would also constitute a default under the indenture.

(2)	Our ability to incur additional debt and make certain restricted payments under our indenture, subject to specified exceptions, is tied to an Adjusted EBITDA to fixed charge ratio of at least 2.0 to 1.

(3)	The ratio is calculated giving pro forma effect to the acquisition and the incurrences of debt under the indenture and the senior secured credit facility.
      Adjusted EBITDA as used herein is defined as net income before interest expense, provision for income taxes, depreciation and amortization and further adjusted to exclude non-recurring items, non-cash items and other adjustments permitted in calculating covenants contained in the related senior secured credit facility and indenture governing the notes, as shown in the table below. We believe that the inclusion of supplementary adjustments to EBITDA applied in presenting Adjusted EBITDA are appropriate to provide additional information to investors to demonstrate compliance with financing covenants. The presentation of Adjusted EBITDA, a non-GAAP financial measure, and ratios based thereon, do not comply with accounting principles generally accepted in the United States.

	Predecessor			Successor

			Period	Period
			January 1	October 30	Four Quarters
	Year Ended December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004(a)

	(In thousands)
Net income	$16,096	$20,365	$42,151	$7,229	$49,380
Income tax expense	11,910	11,438	11,970	7,275	19,245
Interest income (expense), net	776	(1,938)	(3,156)	9,654	6,498
Depreciation and amortization	33,822	29,109	22,715	16,269	38,984

EBITDA	62,604	58,974	73,680	40,427	114,107

Net reduction in SFAS 106 expense(b)	8,512	10,033	9,322	—	9,322
Excess (additional) corporate allocation(c)	(4,876)	3,816	2,122	—	2,122
Removal of incremental corporate overhead(d)	—	5,091	8,025	—	8,025
Restructuring severance(e)	5,185	—	—	—	—
Productivity measures(f)	—	11,696	4,679	(62)	4,617
Pension(g)	(2,317)	8,079	1,529	—	1,529

	Predecessor			Successor

			Period	Period
			January 1	October 30	Four Quarters
	Year Ended December 31,		through	through	Ended
			October 29,	December 31,	December 31,
	2002	2003	2004	2004	2004(a)

	(In thousands)
Nigeria loss contract(h)	—	4,843	6,437	206	6,643
Nigeria casualty losses(i)	—	2,750	—	—	—
Provision for obsolete material(j)	—	3,300	2,100	—	2,100
New York State grant(k)	(8,000)	1,289	—	—	—
Equity (earnings) losses(l)	479	133	1,013	(194)	819
Insurance claim(m)	(10,145)	—	—	—	—
Settlement of product liability claim(n)	—	—	(4,500)	—	(4,500)
China receivables(o)	—	—	970	—	970
Write-off of purchased in-process research and development assets	—	—	—	1,800	1,800
Inventory step-up write-off(p)	—	—	—	2,281	2,281
Other expense (income)(q)	1,535	(2,976)	(826)	1,017	191
Compensation adjustment(r)	(150)	(150)	(125)	—	(125)

Adjusted EBITDA	$52,827	$106,878	$104,426	$45,475	$149,901

(a)	Reflects the combination of financial information for the Predecessor and Successor periods as required by the covenants of our senior secured credit facility and the indenture governing the notes.

(b)	Reflects the adjustment to historical expense for the change in postretirement benefits other than pension expense due to Ingersoll-Rand’s retention of the obligations for all employees who are retired or eligible to retire as well as the results of actuarial valuations performed as of the transaction date for the portion retained by us.

(c)	Reflects the difference between the corporate overhead expenses allocated to us by Ingersoll-Rand and our estimated annual stand-alone expenses.

(d)	Reflects adjustment for removal of incremental corporate allocation initiated in 2003 by Ingersoll-Rand.

(e)	Reflects severance expenses associated with our efficiency initiatives. Subsequent to 2002, these expenses were included in cost of goods sold and selling and administrative expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(f)	Reflects severance expenses associated with our efficiency initiatives. The expenses were included in the cost of goods sold and selling and administrative expenses. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(g)	Reflects an adjustment for additional funding of certain pension plans and the elimination of actuarial losses through purchase accounting.

(h)	Reflects losses under (i) a contract imposed on the business by Halliburton Industries terminated at the end of 2004, and (ii) a contract in Nigeria we were forced to exit because of force majeure.

(i)	Reflects losses of inventory stocks resulting from a fire in a warehouse in Nigeria.

(j)	Offsets impact of decision to increase obsolete and slow moving inventory reserve level. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(k)	Reflects one-time income from a New York State grant for the year ended December 31, 2002, and one-time charge related to refunding a portion of the grant in the year ended December 31, 2003. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(l)	Non-cash (gains) losses in joint ventures.

(m)	Reflects gains from the settlement of an insurance claim relating to a fire that occurred in 2000.

(n)	Reflects one-time gain from settlement of a legal claim. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(o)	Reflects write-off of receivables related to business closure.

(p)	As a result of the transactions, we wrote up inventory in the amount of $7.4 million. Of this amount, $2.3 million was expensed in the two-month period from October 30, 2004 through December 31, 2004.

(q)	Non-operating income and expense and other non-cash charges and credits. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(r)	Reflects increased compensation expense for our Chief Executive Officer.
Recent Accounting Pronouncements
      In December 2004, the FASB released SFAS 123R, Share-Based Payments, that is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. We have elected to early adopt the provisions of SFAS 123R as of October 30, 2004. As a result, we recognized compensation cost in relation to share-based compensation arrangements of $75 thousand for the period from October 30, 2004 through December 31, 2004.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of Accounting Research Bulletin No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance in this statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on our financial reporting and disclosures.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on our financial reporting and disclosures.
Employee Benefit Plans

Pensions
      We contributed a discretionary amount of $14.4 million to our pension plans in 2003, $33.3 million for the period from January 1, 2004 through October 29, 2004 and $0.5 million from the period from October 30, 2004 through December 31, 2004. We contributed approximately $3.6 million to our non U.S. plans during 2004. Our policy is to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current tax regulations.
      Pension benefit payments for 2004 were $17.7 million for the period from January 1, 2004 through October 29, 2004 and $2.5 million for the period from October 30, 2004 through December 31, 2004. Pension expense for 2004 was $3.4 million for the period from January 1, 2004 through October 29, 2004 and $0.5 million for the period from October 30, 2004 through December 31, 2004.

Postretirement Benefits Other Than Pensions
      We fund postretirement benefit costs principally on a pay-as-you-go basis. Benefit payments for postretirement benefits, which reflect future service, as appropriate, are expected to be paid as follows: $22,000 in 2005, $82,000 in 2006, $213,000 in 2007, $491,000 in 2008, and $11.7 million for the years 2009 through 2014.
      In connection with the transactions, Ingersoll-Rand has agreed to retain all postretirement benefit obligations with respect to our employees who were retired or were eligible to retire on or prior to the consummation of the transactions. Our postretirement benefit obligations decreased by approximately 67% as a result of Ingersoll-Rand’s retention of these obligations.
Critical Accounting Policies
      The notes to the financial statements include a summary of significant accounting policies and methods used in the preparation of the consolidated financial statements and the following summarizes what we believe are the critical accounting policies and methods we use:

•	Revenue recognition — We use the completed contract method for recognizing revenue for our long-term contracts. This method recognizes revenue when the contract is substantially completed as opposed to the percentage-of-completion method which recognizes revenue as the contract progresses. If we use the percentage-of-completion method to recognize revenue, revenue would be recognized in periods prior to substantial completion of the contract.

The completed contract method requires the use of estimates as to the future costs that will be incurred related to the contract. These costs include material, labor and overhead. Factors influencing these future costs include the availability of materials and skilled laborers.

•	Inventories — We purchase materials for the manufacture of components for use in our contracts and for use by our aftermarket parts and services business. The decision to purchase a set quantity of a particular item is influenced by several factors including: current and projected cost; future estimated availability; existing and projected contracts to produce certain items; and the estimated needs for our aftermarkets parts and services business. We value our inventory at the lower of cost or market value. We estimate the net realizable value of our inventories and establish reserves to reduce the carrying amount of these inventories as necessary.

•	Employee benefit plans — We provide a range of benefits to employees and retired employees, including pensions, postretirement, postemployment and health care benefits. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, employee mortality and turnover rates, and health care cost trend rates. Independent actuaries perform the required calculations to determine expense in accordance with U.S. generally accepted accounting principles. Actual results may differ from the actuarial assumptions and are generally accumulated and amortized over future periods. We review our actuarial assumptions at each measurement date and make modifications to the assumptions based on then current rates and trends if appropriate to do so. The discount rate, the rate of compensation increase and the expected long-term rates of return on plan assets are determined as of the measurement date. The discount rate reflects a rate at which pension benefits could be effectively settled. The discount rate is established and based primarily on the yields of high-quality fixed-income investments available and expected to be available during the period to maturity of the pension and postretirement benefits. We also review the yields reported by Moody’s on AA corporate bonds as of the measurement date. The rate of compensation increase is dependent on expected future compensation levels. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plan’s investment policy. We review each plan and its returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. At the end of 2002, we believed a revision to our long-term expectations for returns was necessary based upon the market performance experienced in 2001 and 2002. We believe that the assumptions utilized in recording its obligations under its plans are reasonable based on input from its actuaries, outside investment advisors, and information as to assumptions used by plan sponsors.

Stockholders’ equity for the periods from October 30, 2004 through December 31, 2004, from January 1, 2004 through October 29, 2004, and for the year ended December 31, 2003, include a reduction for a minimum liability adjustment net of tax of $0.9 million, $5.0 million and $(0.9) million, respectively. The reason for the increase in the minimum liability adjustment year-over-year is primarily due to the change in the discount rates.

Changes in any of the assumptions that were used in computing the net periodic pension cost or postretirement cost could have an impact on the various components that comprise these costs. Estimated sensitivities to the U.S. net periodic pension cost of a 0.25% rate decrease in the two basic assumptions are a follows: the discount rate would increase expense by approximately $1.0 million, and the estimated return on assets assumption would increase expense by approximately $0.6 million. A 0.25% rate decrease in the discount rate for postretirement benefits would increase net periodic postretirement benefit cost by $0.3 million and a 1.0% increase in the health care cost trend rate would increase the cost by approximately $2.8 million.

•	Commitments and contingencies — We are involved in various litigations, claims and administrative proceedings, including environmental matters, arising in the normal course of business. We have recorded reserves in the financial statements related to these matters which are developed based on consultation with legal counsel and internal and external consultants and engineers, depending on the nature of the reserve. We provide for environmental reserves when, in conjunction with our internal and external counsel, we determine that a liability is both probable and estimable. In many cases, the liability is not fixed or capped when we first record a liability for a particular site. Factors that affect the recorded amount of the liability in future years include: our participation percentage due to a settlement by or bankruptcy of other potentially responsible parties; a change in the environmental laws requiring more stringent requirements; a change in the estimate of future costs that will be incurred to remediate the site; and changes in technology related to environmental remediation. We have property and casualty insurance to cover such liabilities, but there is no guarantee that the coverage will be sufficient.

We have accrued liabilities for product liability claims, including workers’ compensation matters and product warranty issues. We have recorded reserves in the financial statements related to these matters, which are developed using input derived from actuarial estimates and historical and anticipated experience data depending on the nature of the reserve. We believe our estimated reserves are reasonable. If the level of claims changes or if the cost to provide the benefits related to these claims should change, our estimate of the underlying liability may change.

•	Goodwill and other intangible assets — We have significant goodwill and other intangible assets on our balance sheet. The valuation and classification of these assets and the assignment of amortization lives involves significant judgments and the use of estimates. The testing of these intangible assets under established accounting guidelines for impairment also requires significant use of judgment and assumptions, particularly as it relates to the identification of reporting units and the determination of fair market value. These estimated fair market values are based on estimates of future cash flows of our businesses. Factors affecting these future cash flows include: the continued market acceptance of the products and services offered by our businesses; the development of new products and services by our businesses and the underlying cost of development; the future cost structure of our businesses; and future technological changes. Our goodwill and other intangible assets are tested and reviewed for impairment on an annual basis or when there is a significant change in circumstances. We believe that our use of estimates and assumptions are reasonable and comply with generally accepted accounting principles. Changes in business conditions could potentially require future adjustments to these valuations.

      The preparation of all financial statements includes the use of estimates and assumptions that affect a number of amounts included in our financial statements. If actual amounts are ultimately different from previous estimates, the revisions are included in our results for the period in which the actual amounts become known. Historically, the aggregate differences, if any, between our estimates and actual amounts in any year, have not had a significant impact on the consolidated financial statements.

INDUSTRY OVERVIEW

      Compression is a process whereby a volume of gas or liquid at an existing pressure is moved to a desired higher pressure. Compression is required at many steps of the oil and natural gas production and processing cycle: at the wellhead, at gathering lines, in pipelines, in storage systems, and at refineries and processing facilities.

Upstream

      Over the life of an oil and gas well, reservoir pressure and deliverability typically decline as reserves are extracted. With respect to gas, as the natural reservoir pressure of the well declines below the line pressure of the gas gathering or pipeline system used to transport the product, gas no longer flows naturally in those facilities. At this time compression equipment is applied to increase and overcome the pressure into the system. Compression is also used for enhanced oil production via secondary or tertiary recovery techniques, such as by re-injecting gas to lift oil or maintain reservoir pressure, increasing the reservoir production rate and yield.

Midstream

      Midstream applications involve the transmission and storage of hydrocarbons. As gas is transported through a pipeline, compressor units are applied along the pipeline to manage the flow of natural gas through the pipeline to its destination.

      Upon reaching a processing facility, crude oil and natural gas are generally impure and not marketable as produced at the wellhead. Processing equipment is used to separate oil, gas and water and to remove various contaminants in preparation for further processing. This processing involves chemical reactions at specific temperatures, volumes and pressures. Compression is integral to affect these processes.

      Compression is also used in gas storage projects to inject gas into underground reservoirs during off-peak seasons for withdrawal later during periods of high demand.

Downstream/ Industrial

      In refining and petrochemical applications, oil and gas are further treated to create a wide range of fuels, industrial gases and chemicals. In refineries, compression is integral to producing fuels such as gasoline, jet fuel, diesel and heating oil from crude oil.

      In late 1999, the Clean Air & Water Act was legislated with a Tier 2 revision to reduce the sulfur content of gasoline and diesel by mid-2006. The Clean Air Act, Tier 2 impacts all domestic refiners and international suppliers who ship to the U.S. with respect to sulfur, toxins, diesel and gasoline fuels emissions, and air and water purity. These regulations are driving increased use of compression equipment in the refinery industry as such products are integral to the processes that allow the production of fuels that meet the more stringent emissions standards set forth by the U.S. Environmental Protection Agency.

      Other downstream compression applications are found in the petrochemical industry where hydrocarbon raw material (primarily crude oil and natural gas) are processed into products such as ethylene, propylene, ammonia or methanol for the production of end use products like fertilizer, plastics and fibers.

Rotating Equipment Industry

      The rotating equipment and services industry manufactures and services a wide range of technologically advanced equipment, including centrifugal and reciprocating compressors, steam and gas turbines, expanders and control systems. Demand for these solutions comes from a wide variety of large end markets, including the three major segments of the oil and gas industries (upstream, involving the production of oil and gas; midstream, involving the preparation and transportation of natural gas and liquids for future use; and downstream, involving refining), and the petrochemical, chemical, general industrial and power industries.

      The rotating equipment industry includes a wide and diverse range of products, which can be grouped into two distinct categories:

•	“standard” equipment, based on a single, non-custom design, used for low-horsepower, lower-pressure and lower-volume applications in wellhead production from onshore or shallow-water offshore platform production; and

•	custom-engineered equipment, built to customer specifications, engineered for the specific operating environment and application in which it will be put to use. This equipment is generally used in high-pressure/volume applications, typically consists of large equipment packages, and is generally used in large scale production operations including mission-critical applications in deepwater offshore sites, major pipeline and storage systems and large processing and refining facilities and liquefying natural gas.

      Most of our revenues are generated from the sale and servicing of this second category of rotating equipment. We estimate that the worldwide aggregate annual value of new unit sales of the classes of equipment we manufacture and the aftermarket parts and services needs of the installed base of such equipment (both in-house and outsourced) is approximately $10 billion.

      Our industry is typically divided into two segments: new unit sales and aftermarket parts and services.

New Units

      New unit sales includes the engineering, manufacturing and sales of reciprocating and centrifugal compressors, steam and gas turbines, expanders and control systems.

•	Reciprocating Compressors. Reciprocating compressors use traditional piston and cylinder design to increase pressure within a chamber. Typically, reciprocating compressors are used in lower volume/higher compression ratio applications, including refinery processes, natural gas gathering and processing, extraction of natural gas liquids, chemical and refrigeration processes, and natural gas, ethylene, carbon dioxide and natural gas pipelines.

•	Centrifugal Compressors. Centrifugal compressors are a class of turbomachinery that uses a series of graduated impellers to increase pressure. Centrifugal compressors are typically used in a variety of higher-volume/lower compression ratio, and low and high pressure applications, including oil and gas production, liquid natural gas, gas to liquid, synfuels, and process applications similar to reciprocating compressors.

•	Turbines. Steam and gas turbines are typically used as prime movers for mechanical and electrical drive applications including compressors, pumps, fans, blowers, and electrical generators.

      Since many of the units we sell are placed in critical applications for clients, it is important that this equipment functions efficiently, reliably and at a low cost. For this reason we believe that clients are focused on reducing the total cost of ownership throughout the life cycle of the equipment, and typically seek the most advanced technology in order to increase operating efficiency. Additionally, with units having a typical operating life of 30 years or more, units have substantial long term parts and services needs over their operating lives. For this reason we also believe clients consider quality and breadth of aftermarket support in selecting a supplier of rotating equipment.

Aftermarket Parts and Services

      With operational lives measured in decades, there is a substantial installed base of compressors and related equipment in operation worldwide. Over their operating life cycle, these units have substantial parts and servicing needs. In addition, the units are typically completely revamped on a periodic basis. Clients purchase parts and upgrades either from the OEM or third-party providers. Repair, maintenance, and revamp service needs are met through a combination of client inhouse resources, OEMs and third-party service providers. Clients are increasingly outsourcing their services, as outsourcing affords clients greater financial and operating flexibility by reducing their investment in maintenance personnel while providing them technically proficient service resources with strong product experience. When selecting an aftermarket service provider, clients typically seek suppliers who can provide responsive and reliable service and solutions, from locally based service centers, across their entire installed base.

Industry Conditions

      Overall demand for compression products and services is generally linked to oil and natural gas consumption, both domestically and internationally. We believe that the rotating equipment and aftermarket services industry continues to have significant growth potential due to the following factors:

•	natural gas consumption increased worldwide at an average rate of 2.4% per year as a result of worldwide economic growth and the recognition of natural gas as a clean air fuel;

•	increased demand for forecasted natural gas is driving substantial growth in spending on liquefied natural gas infrastructure; forecast spending on LNG plant equipment for 2005-2008 is $13.4 billion, 155% more than was spent on such equipment from 1964-2004;

•	decline rates associated with maturing natural gas fields in the United States (as reflected in the graph below) and other countries have resulted in increased requirements for compression products and services to maintain commercially viable levels of production;

•	the refining sector continues to experience demand pressures as current refinery capacity is reaching a peak;

•	environmental laws such as the Clean Air Act and the curtailing of the prior practice of flaring gas will increase the demand for compression products and services;

•	the production of natural gas and oil worldwide, as reflected in the graph below, will continue to grow as a result of increasing demand for fossil fuels; and

•	continued development of pipeline infrastructure, as reflected in the graph below, particularly in Asia and Latin America, and increased privatization of state-owned energy producers internationally, are leading to increased outsourcing of compression services.

      We believe that rotating equipment solutions providers with global scale will be well positioned to participate in a disproportionately high share of the future growth in this industry as customers increasingly shift their business to the handful of companies with the ability to fulfill the full range of equipment and service needs worldwide.

Industry Stability

      Demand for compressors and related products and aftermarket services is generally less affected by short-term market cycles and oil and gas price volatility than the financial performance of companies operating in other sectors of the oilfield services industry because:

•	the demand for rotating equipment solutions is tied primarily to oil and natural gas consumption, which is generally less cyclical in nature than exploration activities;

•	rotating equipment is typically required for (i) oil and gas to be delivered from the wellhead to end-users, and (ii) end users to be able to process the oil and gas;

•	the customer base for rotating equipment solutions covers a wide range of end markets; and

•	demand for rotating equipment and services is geographically diversified.

      Adding to this stability is the fact that, while rotating equipment often must be specifically engineered or reconfigured to meet the unique demands of our customers, the fundamental technology of compression equipment has not experienced significant technological change.

      The foregoing information includes projections, or “forward-looking statements.” Projections are inherently uncertain; actual events will differ from the projections. Forecasts are particularly likely to be inaccurate, especially over long periods of time. See “Risk Factors” for factors that could cause actual results to vary from results referred to in the forward-looking statements above. See “Market and Industry Data.”

BUSINESS
      We are among the largest global suppliers of rotating equipment solutions to the worldwide oil, gas, petrochemical and process industries. In 2004, approximately 94% of our combined revenues were generated from oil and gas infrastructure spending and 62% of our total combined revenues were generated by our aftermarket parts and services segment, with the remainder generated by our new units segment. Our services and products are used for a wide range of applications, including oil and gas production, high-pressure field injection and enhanced oil recovery, pipelines, refinery processes, natural gas processing, and petrochemical production. We believe we have the largest installed base in the world of the classes of equipment we manufacture, with approximately 40% of the total installed base of equipment in operation. Our installed base of equipment includes such well-recognized brand names as Dresser-Rand, Dresser-Clark, Worthington, Turbodyne and Terry. We provide a full range of aftermarket parts and services to this installed base through our global network of 24 service and support centers covering 105 countries. Our extensive and diverse client base consists of most major independent oil and gas producers and distributors worldwide, national oil and gas companies, and chemical and industrial companies. Our clients include BP, ChevronTexaco, Statoil, ExxonMobil, Lukoil, Sinopec, Shell Chemical, Duke Energy and the U.S. and certain foreign governments. No single client has represented more than 5% of our total revenues over any consecutive two-year period.
      We operate globally with manufacturing facilities in the United States, France, Germany, Norway, India and Brazil. We have one of the broadest sales and services networks in the industry, with locations in all of the major international energy markets, established coverage of 105 countries, and over 4,600 employees worldwide. We believe our recent financial performance demonstrates our ability to improve our results through on-going commitment to operational excellence, as well as through the growth of our services-centered, solutions-based business model. For the year ended December 31, 2003 we generated net income of $20.4 million and EBITDA of $59.0 million. For the period from January 1, 2004 through October 29, 2004 and the period from October 30, 2004 through December 31, 2004 we generated net income of $42.2 million and $7.2 million, respectively, and EBITDA of $73.7 million and $40.4 million, respectively. This reflects the impact of both our growth-oriented business realignment and our continued focus on operating efficiency. Our backlog at December 31, 2004 was $637.6 million compared to $419.9 million at December 31, 2003. Our backlog increased from $520.0 million at March 31, 2004 to $841.8 million at March 31, 2005, of which we expect $250.1 million not to be filled by December 31, 2005.
      We continue to evolve our business toward a solutions-based service offering that combines our industry-leading technology, proprietary worldwide service center network and deep product expertise. This approach drives our growth as we offer integrated service solutions that help our clients maximize returns on their production and processing equipment. We believe our business model and alliance-based approach align us with our clients who are shifting from purchasing isolated units and services on a transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. Our alliance program encompasses both the provision of new unit and/or services, and we offer our clients a dedicated team, streamlined engineering and procurement process and a life cycle approach to manufacturing, operating and maintaining their equipment, whether originally manufactured by us or by a third party. In our alliances, we are either the exclusive or preferred supplier of equipment and aftermarket parts and services to a client. Our alliances enable us to:

•	lower clients’ total cost of ownership and improve equipment performance;

•	lower our and our clients’ transaction costs;

•	better forecast our future revenues; and

•	develop a broad, continuing business-to-business relationship with our clients that often results in a substantial increase in the level of activity with those clients.
      The markets in which we operate are large and fragmented. We estimate that the worldwide aggregate annual value of new unit sales of the classes of equipment we manufacture and the aftermarket parts and services needs of the installed base of such equipment (both in-house and outsourced) is approximately

$10 billion. We believe that we are well positioned to benefit from a variety of long-term trends driving demand in our industry, including:

•	the trend to increased outsourcing of equipment maintenance and operation;

•	the maturation of producing fields worldwide, which requires increasing use of compression equipment to maintain production levels;

•	the substantial increase in demand for natural gas, which is driving growth in gas production, storage and transmission infrastructure;

•	regulatory and environmental initiatives, including clean fuel legislation and stricter emissions controls worldwide;

•	the aging installed base of equipment, which is increasing demand for aftermarket parts and services, revamps and upgrades;

•	increasing construction of natural gas production, storage and transportation infrastructure; and

•	the increased worldwide demand for fuel and feedstock resulting from economic growth.

Competitive Strengths

      Global Presence and Market Leadership. We believe that our broad portfolio of products and services, global presence, strong brand recognition, track record of innovation and reputation for quality and performance, combined with established coverage of 105 countries, provide us with a significant advantage in competition for business from large, multinational customers. We operate in all of the world’s significant energy markets and believe that we are a leading provider in most of the markets we serve.

      Largest Installed Base in the Industry. As of December 31, 2004, we estimate that there were more than 77,000 of our units in operation. We believe this represents approximately 40% of all the units in our classes of products that are currently in operation, and is the largest installed base of such equipment in the industry. This significant scale advantage offers a number of competitive benefits, including:

•	a significant opportunity to grow our aftermarket parts and services business as a result of the portion of our installed base currently serviced by clients in-house, combined with an industry trend toward outsourcing;

•	a substantial source of stable, recurring, defensible high-margin aftermarket revenue from the significant parts and services requirements of units over their long operational lives and clients’ general preference for OEM parts and services; and

•	the capacity to support both a high level of reinvestment in research and development and a global service center network that is difficult for competitors with a smaller installed base to match.

      Largest Network of Service and Support Centers. We have 24 service and support centers employing approximately 1,000 service personnel in 14 countries, providing coverage in 105 countries and offering a broad range of support services. Because many aftermarket parts and services sales decisions are made by clients at the local plant level, on the basis of supplier expertise, local presence and response time, we believe that our global network puts us in position to win aftermarket business by responding quickly to client service needs with local resources and OEM product knowledge and experience. This network helps us to protect and grow our aftermarket parts and services business.

      Leading Technology Platform. We have a long history of technology leadership and innovation in our industry. Our research efforts center around leading technologies that maximize operating performance by increasing efficiency, durability, reliability and versatility. We are focused on developing new platform products, enhancing our existing platforms, and developing upgrades that can be offered to our existing installed base of units. For example, in the mid-1990s we spent approximately five years and over $60 million to develop our DATUM turbo compressor platform offerings. We believe this platform is more efficient than competing offerings, offers clients the lowest total cost of ownership, reduces emissions and noise levels and improves ease and speed of maintenance. In addition, we have brought to market numerous upgrades to our installed base in the past several years, including emission control equipment, performance and maintenance enhancers, and a suite of remote monitoring instrumentation.

      Fastest Cycle Time. We believe we generally have the fastest cycle time in the industry among manufacturers in our product range. Our short cycle time, the time from order booking to unit delivery, is valuable to the client and provides us with a competitive advantage. For example, the rules based design of our DATUM compressor platform, combined with our proprietary product Configurator software, allow us to shorten the front-end specification, design and engineering phases of the manufacturing process typically by one-third, thereby reducing the overall delivery time to our clients. On a typical oil and gas project, this can reduce unit delivery time by as much as twelve weeks, thus reducing project costs and providing earlier start-up of the production equipment.

      Substantial Investment in Systems. We view systems and processes as key elements in providing rapid, high-quality, differentiated service. We have invested substantial resources to develop a number of key proprietary systems, including:

•	Configurator. Our proprietary system for automating the preliminary engineering phase of designing a product to client specifications and automatically generating design drawings and bills of materials, which enables us to reduce costs and reduce by more than two months the typical industry cycle time of 12-14 months.

•	D-R Avenue. Part of our Client Relationship Management (CRM) system, D-R Avenue is a recently deployed proprietary database with information on our installed base of equipment as well as the equipment of some of our competitors, including type, location, age, application, and maintenance history. This database positions us to better serve our clients and grow our aftermarket parts and services business by leveraging our knowledge and resources through a proactive sales approach.

•	Client Interface and Response System (CIRS). Part of our CRM system, this proprietary client relationship system allows clients to log any technical support or service requests they have into our system, automatically directs the request to both our field-based account manager and the most appropriate subject-matter expert in our company, and tracks our follow up on the client request. This provides the client with rapid access to the most knowledgeable personnel in our organization, and allows us to effectively monitor and manage our responsiveness to client requests.

•	Skills Registry. This database contains profiles of our service personnel, including education, training, experience, performance and safety records, and language skills. We frequently provide clients with profiles of our proposed service personnel, allowing them the opportunity to preapprove members of their service team.

•	TES. We use a Siebel-based technology enabled selling tool (TES), which allows us to systematically manage the entire sales cycle from lead generation to order booking on a global basis. This system provides productivity gains in our business processes associated with opportunity management, data collection and analysis, market intelligence, and communication associated with our clients and markets.

      Strong and Experienced Management Team. Our management team has a demonstrated track record of financial and operational achievement. The management team has an average of 17 years experience with us, including our CEO who has been with us for 24 years, and has extensive industry experience and longstanding customer relationships. This management team has been responsible for the successful services revenue growth and cost reduction initiatives that have driven our increased profitability.

      Attractive Business Model. Our business model has several attractive features, including:

•	Strong, Stable Cash Flow with Low Growth Capital Requirements. As a result of the recurring revenue from our aftermarket parts and services business, progress payments from customers that limit our need for additional working capital as we grow, and the moderate capital expenditures needed to support our services-based growth model, our business generates strong, recurring cash flows. Our cash flow from operations was $51.0 million, $57.7 million and $17.9 million, for the year ended December 31, 2003, the period from January 1, 2004 through October 29, 2004 and the period from October 30, 2004 through December 31, 2004, respectively.

•	Visibility. We have a high degree of visibility into our forecasted financial performance. A substantial portion of our new unit orders is booked six to nine months in advance of delivery. As of December 31, 2004 and December 31, 2003, our new units backlog was $488.9 million and $287.7 million, respectively, representing a 69.9% increase. Since December 2000, our new units backlog has consistently exceeded 80% of our next twelve month new units revenues. Customers may cancel an order at any time. Upon cancellation, customers are contractually obligated to pay us an amount sufficient to cover our costs and commitments incurred through the date of cancellation, plus a profit margin. Since 2003, only two orders have been cancelled.

Business Strategy

      In 2004, approximately 94% of our combined revenues were generated from energy infrastructure and oilfield spending. Additionally, 62% of our total combined revenues were generated by our aftermarket parts and services business. We intend to continue to focus on the oilfield, natural gas and energy sectors and thus expect to capitalize on the expected long-term growth in equipment and services investment, especially related to natural gas, in these sectors. Specifically, we intend to:

      Increase Sales of Aftermarket Parts and Services to Existing Installed Base. The substantial portion of the aftermarkets parts and services needs of our existing installed base of equipment that we currently do not, or only partially, service represents a significant opportunity for growth. We believe the market has a general preference for aftermarket OEM parts and services. We are implementing a proactive approach to aftermarket parts and services sales that capitalizes on our knowledge of the installed base of our own and our competitors’ equipment. By using D-R Avenue, we are in a position to be able to identify technology upgrades that improve the performance of our clients’ assets and to proactively suggest upgrade and revamp projects that clients may not have considered. We are upgrading our service response by integrating the expertise of our factory-based product engineers with the client-oriented service personnel in the field through our CIRS system. The CIRS system significantly enhances our ability to rapidly and accurately respond to any technical support or service request from our clients. We believe our premium service level will result in continued growth of sales of aftermarket parts and services.

      Expand Aftermarket Parts and Services Business to Non-Dresser-Rand OEM Equipment. We believe the aftermarket parts and services market for non-Dresser-Rand equipment represents a significant growth opportunity that we have only just begun to pursue on a systematic basis. As a result of the knowledge and expertise derived from our long history and experience servicing the largest installed base in the industry, combined with our extensive investment in technology, we have a proven process of applying our technology and processes to improve the operating efficiency and performance of our competitors’ products. Additionally, with the largest global network of full-capability service centers, we are often in a position to provide quick response to clients and to offer local service. We believe these are important service differentiators for our clients. Through the D-R Avenue project, we have assembled a significant amount of data on competitors’ installed equipment base, and we intend to capitalize on our knowledge, our broad network of service centers, flexible technology and existing relationships with most major industry participants to grow our aftermarket parts and services solutions for non-Dresser-Rand equipment.

      Grow Alliances. As a result of the need to improve efficiency in a competitive global economy, oil and gas companies are frequently consolidating their supplier relationships and seeking alliances with suppliers, shifting from purchasing units and services on an individual transactional basis to choosing service providers that can help them optimize performance over the entire life cycle of their equipment. In the past three years, we have seen a high level of interest among our clients in seeking alliances with us, and we have entered into agreements with more than 30 of our major clients. We plan to leverage our market leadership, global presence and comprehensive range of products and services to continue to take advantage of this trend by pursuing new client alliances as well as strengthening our existing alliances. We currently are the only alliance partner for rotating equipment with Statoil, Marathon Ashland Petroleum, Shell Chemicals (USA) and others. In addition, we are a preferred, non-exclusive supplier to other alliance partners, including British Petroleum, ConocoPhillips, ExxonMobil and Duke Energy.

      Expand our Performance-Based Long-Term Service Contracts. We are growing the outsourced services market with our performance-based operations and maintenance solutions (known as our Availability+ program), which are designed to offer clients significant value (improved equipment performance, decreased life cycle cost and higher availability levels) versus the traditional services and products approach. These contracts generally represent multiyear, recurring revenue opportunities for us that typically include a performance-based element to the service provided. We offer these contracts for most of the markets that we serve.

      Introduce New and Innovative Products and Technologies. We believe we are an industry leader in introducing new, value-added technology. Product innovation has historically provided, and we believe will continue to provide, significant opportunities to increase revenues from both new product sales and upgrades to our, and other OEMs’, installed base of equipment. Many of our products utilize innovative technology that lowers operating costs, improves convenience and increases reliability and performance. Examples of recent new offerings include adapting the DATUM compressor platform for the revamping of other OEM equipment, a new design of dry-gas seals and bearings, and a new generation of multiphase turbo separators. We recently have introduced a complete line of remote-monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offering. We plan to continue developing innovative products, including new compressor platforms for subsea and underground applications, which would further open up new markets to us.

      Continue to Improve Profitability. We continually seek to improve our financial and operating performance through cost savings and productivity improvements. Since the fourth quarter of 2002, we adopted a number of restructuring programs across our entire company. An important element in these programs was process innovation that permitted us to streamline our operations. As a result, from September 30, 2002 through December 31, 2004, we consolidated eight facilities and reduced headcount from 5,849 to 4,631 employees. As a result of our business realignment toward our aftermarket parts and services segment, our lean manufacturing initiatives and our decision to begin charging customers a margin on third-party equipment they ask us to package with our own units, our operating income per employee (based on the average number of employees in each period) for the year ended December 31, 2004 improved substantially as compared to the year ended December 31, 2003. We are focused on continuing to improve our cost position in every area of our business, and we believe there is substantial opportunity to further increase our productivity in the future.

      Selectively Pursue Acquisitions. We intend to continue our disciplined pursuit of acquisition opportunities that fit our business strategy. We expect to make acquisitions within the energy sector that add new products or technologies to our portfolio, provide us with access to new markets or enhance our current market positions. Given our size and the large number of small companies in our industry and related industries, we believe we are well positioned to be an industry consolidator over time.

Services and Products

      We design, manufacture and market highly engineered rotating equipment and services sold primarily to the worldwide oil, gas, petrochemical and industrial process industries. Our segments are new units and aftermarket parts and services. The following charts show the proportion of our revenue generated by segment, geography and end market for the periods indicated:

New Units

      We are a leading manufacturer of highly-engineered turbo and reciprocating compression equipment and steam turbines and also manufacture special-purpose gas turbines. Our new unit products are built to client specifications for long-life, critical applications. The following is a description of the new unit products that we currently offer.

      Turbo Products. We are a leading supplier of turbomachinery for the oil and gas industries worldwide. In 2004, in North America new unit turbomachinery sales, we were the leader, and continued to rank in the top three in worldwide market share. Turbo products sales represented 48.7%, 62.5% and 53.4% of our total revenues for the fiscal years ended 2004, 2003 and 2002, respectively. Centrifugal compressors utilize turbomachinery technology that employs a series of graduated impellers to increase pressure. Generally, these centrifugal compressors are used to re-inject natural gases into petroleum fields to increase field pressures for added petroleum recovery. In addition, centrifugal compression is used to separate the composition of various gases in process applications to extract specific gases. These compressors are also used to provide the compression needed to increase pressures required to transport gases between gas sources through pipelines.

Applications for our turbo products include gas lift and injection, gas gathering, storage and transmission, synthetic fuels, ethylene, fertilizer, refineries and chemical production.

      In 1995, we introduced the DATUM product line, which incorporates enhanced engineering features that provide significant operating and maintenance benefits for our clients. The DATUM is a comprehensive line of radial and axial split, modular and scalable construction, for flows to 500,000 cubic feet per minute(CFM), and discharge pressures to over 10,000 pounds per square inch gauge (psig). In some applications, a single DATUM compressor can compress greater flows per frame size than a comparable existing product offering, resulting in the capability to handle the same pressure ratio with less frames. The DATUM product line also offers improved rotor stability characteristics. DATUM compressors are available in 14 frame sizes. In addition to the DATUM centrifugal compressor line, we manufacture a line of axial flow compressors, legacy centrifugal compressors, hot-gas expanders, gas and power turbines and control systems.

      In addition, we offer a variety of gas turbines ranging in power capacity from approximately 1.5 to 60 megawatts (MW), which support driver needs for various centrifugal compressor product lines, as well as for power generation applications.

      Reciprocating Compressors. We are a leading supplier of reciprocating compressors, offering products ranging from medium to high speed separable units driven by engines to large slow speed motor driven process reciprocating compressors. In 2004, in North America new unit reciprocating compressor sales, we were the clear leader, and continued to rank in the top three in worldwide market share. Reciprocating compressor sales represented 32.3%, 23.1% and 28.8% of our total revenues for the fiscal years ended 2004, 2003 and 2002, respectively. Reciprocating compressors use a traditional piston and cylinder design engine to increase pressure within a chamber. Typically, reciprocating compressors are used in lower volume/higher compression ratio applications. We offer 11 models of process reciprocating compressors, with power capacity ranging from 5 to 45,000 HP, and pressures ranging from vacuum to 60,000 psig. We offer six models of separable compressors, with power ratings to 10,500 HP. Applications for our reciprocating compressors include refiner processes, natural gas transmission and processing, high pressure injection, pipelines, production, natural gas liquid recovery, gas gathering, gas lift, gas reinjection and fuel gas booster.

      Steam Turbines. We are a leading supplier of standard and engineered mechanical drive steam turbines and turbine generator sets. Steam turbines represented 19.0%, 14.4% and 17.8% of our total revenues for the fiscal years ended 2004, 2003 and 2002, respectively. Steam turbines use steam from power plant or process applications and expand it through nozzles and fixed and rotating vanes, converting the steam energy into mechanical energy of rotation. We are one of the few remaining North American manufacturers of standard and engineered multi-stage steam turbines. Our mechanical drive steam turbine models have power capacity ranging from 2 to 75,000 HP and are used primarily to drive pumps, fans, blowers and compressors. Our models that have power capacity up to 75,000 kW are used to drive electrical generators. Our steam turbines are used in a variety of industries, including oil and gas, refining, petrochemical, chemical, pulp and paper, electrical power production and utilities, sugar and palm oil. We also build equipment for universities, municipalities and hospitals. We are the sole supplier to the United States Navy of steam turbines for aircraft carrier propulsion.

Revamp/Upgrade Opportunities

      In addition to supplying new rotating units, there are significant opportunities for us to supply engineered revamp and upgrade services to the installed base of rotating equipment.

      Revamp services involve significant improvement of the aerodynamic performance of rotating machinery by incorporating newer technology to enhance equipment efficiency, durability or capacity. For example, steam turbine revamps involve modifying the original steam flow path components to match new operating specifications such as horsepower, speed and steam condition.

      Upgrade services are offered on all our lines of rotating equipment, either in conjunction with revamps or on a stand alone basis. Upgrades are offered to provide the latest applicable technology components for the equipment to improve durability, reliability, and/or availability. Typical upgrades include replacement of components such as governors, bearings, seals, pistons, electronic control devices, and retrofitting of existing lubrication, sealing and control systems with newer technology.

      Our proactive efforts to educate our clients on improved revamp technologies to our DATUM line has proven to offer significant growth potential with attractive margins. We have the support systems in place, including our technology platform and service facilities and our cost effective Configurator platform, for preparing accurate proposals, to take advantage of the growth potential in this market. In addition, we believe our alliance relationships will allow us to create new revamp opportunities.

New Product Development

      New product development is an important part of our business. We believe we are an industry leader in introducing new, value-added technology. Our investment in research and development has resulted in numerous technology upgrades focused on aftermarket parts and services growth. Our recent new product development includes adapting the DATUM compressor platform for revamping of other OEM equipment, a new design of dry-gas seals and bearings, and a new generation of multiphase turbo separators. We have recently introduced a complete suite package of remote monitoring and control instrumentation that offers significant performance benefits to clients and enhances our operations and maintenance services offering. We plan to continue developing innovative products, including new compressor platforms for subsea and underground applications, which would be first-in-class products opening up new markets.

      We believe clients are increasingly choosing their suppliers based upon capability to custom engineer, manufacture and deliver reliable high-performance products, with the lowest total cost of ownership, in the shortest cycle time, and to provide timely, locally based service and support. Our client alliance sales have increased substantially as a result of our ability to meet these client requirements. For example, the proportion of our combined core centrifugal and process reciprocating new unit revenues from client alliances has increased from approximately $17 million in 2000 to approximately $98 million in 2004.

Aftermarket Parts and Services

      The aftermarket parts and services segment provides us with long-term growth opportunities and a steady stream of recurring revenues and cash flow. With a typical operating life of 30 years or more, rotating equipment requires substantial aftermarket parts and services needs over its operating life. Parts and services activities tend to realize higher margins than new unit sales. Additionally, the cumulative revenues from these aftermarket activities often exceed the initial purchase price of the unit, which in many cases is as low as five percent of the total life cycle cost of the unit to the client. Our aftermarket parts and services business offers a range of services designed to enable clients to maximize their return on assets by optimizing the performance of their mission-critical rotating equipment. We offer a broad range of aftermarket parts and services, including:

•	Replacement Parts

•	Equipment Repair & Rerates

•	Field Service Turnaround

•	Equipment Installation

•	U.S. Navy Service & Repair

•	Applied Technology

•	Operation and Maintenance Contracts

•	Long-Term Service Agreements

•	Rotor Storage

•	Special Coatings/ Weldings

•	Condition Monitoring

•	Product Training

•	Controls Retrofit

•	Turnkey Installation/ Project Management

•	Equipment Technology Upgrades

•	Site/ Reliability Audits

      We believe we have the largest installed base of the classes of equipment we manufacture and the largest associated aftermarket parts and services business in the industry. Many of the units we manufacture are unique and highly engineered and require knowledge of their design and performance characteristics to service. We estimate that we currently provide approximately 50% of the supplier-provided aftermarket parts and services needs of our own manufactured equipment base, and less than two percent of the aftermarket parts and services needs of the equipment base of other manufacturers. We focus on a global offering of technologically advanced aftermarket products and services, and as a result, our aftermarket activities tend to be concentrated on the provision of higher-value added parts and upgrades, and the delivery of sophisticated operating, repair, and overhaul services. Smaller independent companies tend to focus on local markets and have a more basic aftermarket offering.

      We believe clients generally show a preference for purchasing aftermarket parts and services from the OEM of a unit. A significant portion of our installed base is serviced in-house by our clients. However, we believe there is an increasing trend for clients to outsource this activity, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by OEM service providers. We do not believe that a material portion of our installed base is serviced by any single third-party provider. The steady demand from our installed base for parts and aftermarket services represents a stable source of recurring revenues and cash flow. Moreover, with our value-based solutions strategy, we have a demonstrated track record of growth in this segment as a result of our focus on expanding our service offerings into new areas, including servicing other OEMs’ installed base of equipment, developing new technology upgrades and increasing our penetration of higher volume-added services to our own installed base.

      Because equipment in our industry typically has a multi-decade operational life, we believe aftermarket parts and services capability is a key element in both new unit purchasing decisions and sales of service contracts. Given the critical role played by the equipment we sell, customers place a great deal of importance on a supplier’s ability to provide rapid, comprehensive service, and we believe that the aftermarket parts and services business represents a significant long-term growth opportunity. We believe important factors for our clients include a broad product range servicing capability, the ability to provide technology upgrades, local presence and rapid response time. We offer a comprehensive range of aftermarket parts and services, including installation, maintenance, monitoring, operation, repairs, overhauls and upgrades. We provide our solutions to our clients through a proprietary network of 24 service and support centers in 14 countries, employing approximately 1,000 service personnel, servicing our own and other OEMs’ turbo and reciprocating compressors as well as steam and gas turbines. Our coverage area of service centers servicing both turbo and reciprocating compressors is approximately twice as large as that of our next closest competitor.

Sales and Marketing

      We market our services and products worldwide through our established sales presence in over 20 countries. In addition, in certain countries in which we do business, we sell our services and products through distributors. Our sales force is comprised of over 350 direct sales/service personnel and a global network of 85 independent representatives, as well as 24 service and support centers in 14 countries who sell our products and provide service and aftermarket support to our installed base locally in 105 countries.

Manufacturing and Engineering Design

      Our manufacturing processes generally consist of fabrication, machining, component assembly and testing. Many of our products are designed, manufactured and produced to order and are often built to clients’ specifications for long-life, mission-critical applications. To improve quality and productivity, we are implementing a variety of manufacturing strategies including focus factories, low cost manufacturing, and integrated supply chain management. With the introduction of the Configurator, we have reduced cycle times of engineering designs by approximately one-third, which we believe to be one of the lowest cycle times in the industry. In addition, we have been successful in outsourcing the fabrication of subassemblies and components of our products, such as lube oil consoles and gas seal panels, whenever costs are significantly lower and quality is comparable to our own manufacturing. Our manufacturing operations are conducted in nine locations around the world. We have major manufacturing plants outside the United States in France, Norway and Germany.

      We strive to manufacture the highest quality products and are committed to improve the quality and efficiency of our products and processes. For example, we have established a full-time worldwide process innovation team of 80 employees who work across our various departments, including engineering, finance, purchasing and others, and who are focused on providing our clients with faster and improved configured solutions, short service response times, improved cycle times and on-time-delivery. The team uses a combination of operational performance and continuous improvement tools from Lean Enterprise, 6 Sigma, Value Engineering/ Value Analysis, Total Quality Management, plus other value-creation and change management methodologies. Our aggressive focus on product quality is essential due to the strict performance requirements for our final products. All of our plants are certified in compliance with ISO 9001, with several also holding ISO 14001.

      We manufacture many of the components included in our products. The principal raw materials required for the manufacture of our products are purchased from numerous suppliers, and we believe that available sources of supply will generally be sufficient for our needs for the foreseeable future.

Clients

      Our clients include most of the world’s major and national oil companies, large, independent refiners, major energy companies, multinational engineering and construction companies, process and petrochemical companies, the United States government, and other businesses operating in certain process industries. Our extensive and diverse client base consists of most major public, private and government energy companies worldwide and includes BP, ChevronTexaco, Statoil, ExxonMobil, Lukoil, Sinopec, Shell Chemical, Duke Energy and U.S. and foreign governments. While orders in our industry tend to be large, no single client has represented more than 5% of our total revenues over any consecutive two year period, and only in 2003 has a single client represented greater than 10% of our total net revenues. In 2003, British Petroleum represented 10.8% of our total revenues.

      We believe our business model aligns us with our clients who are shifting from purchasing isolated units and services on an individual transactional basis to choosing service providers that can help optimize performance over the entire life cycle of their equipment. We are responding to this demand by moving to an alliance-based approach. An alliance can encompass the provision of new units and/or services, whereby we offer our clients a dedicated, experienced team, streamlined engineering and procurement processes, and a life cycle approach to operating and maintaining their equipment. Pursuant to the terms of an alliance agreement, we become the client’s exclusive or preferred supplier of rotating equipment and aftermarket parts and services which gives us an advantage in obtaining new business from that client. Our client alliance agreements include frame agreements, preferred supplier agreements, and blanket purchasing agreements. The alliance agreements are generally terminable upon 30 days’ notice without penalty, and therefore do not assure a long-term business relationship. We have so far entered more than 30 significant alliances, and currently are the only alliance partner for like rotating equipment with exclusive alliances with Statoil, Marathon Ashland and Shell Chemicals (USA). We also have preferred supplier alliances with ConocoPhillips, ExxonMobil and Duke Energy, and non-exclusive agreements with BP and other clients.

Competition

      We encounter competition in all areas of our business, principally in the new units segment. We compete against products manufactured by both U.S. and non-U.S. companies. The principal methods of competition in these markets relate to product performance, client service, product lead times, global reach, brand reputation, breadth of product line, quality of aftermarket service and support and price. We believe the significant capital required to construct new manufacturing facilities, the production volumes required to maintain low unit costs, the need to secure a broad range of reliable raw material and intermediate material supplies, the significant technical knowledge required to develop high performance products, applications and processes and the need to develop close, integrated relationships with clients serve as disincentives for new market entrants. Some of our existing competitors, however, have greater financial and other resources than we do.

      Over the last 20 years, the turbo compressor industry has consolidated from more than 15 to 8 of our larger competitors, the reciprocating compressor industry has consolidated from 12 to 6 of our larger competitors and the steam turbine industry has consolidated from 18 to 9 of our larger competitors. Our larger competitors in the new unit segment of the turbo compressor industry include General Electric/ Nuovo Pignone, Siemens, Solar Turbines, Inc., Rolls-Royce Group plc, Elliott/ Ebara, Mitsubishi Heavy Industries and Man Turbo (GHH); in the reciprocating compressor industry include General Electric/ Nuovo Pignone, Burckhardt, Sulzer, Ltd., Neuman & Esser, Peter Brotherhood Ltd., Ariel Corp., Thomassen and Cooper Compression; and in the steam turbine industry include Elliott, Siemens, General Electric/ Nuovo Pignone, Mitsubishi Heavy Industries, Tuthill Energy Systems, Shin Nippon and Kühnle, Kopp & Kausch.

      In our aftermarket parts and services segment, we compete with our major competitors as discussed above, small independent local providers and our clients’ in-house service providers. However, we believe there is an increasing trend for clients to outsource services, driven by declining in-house expertise, cost efficiency and the superior service levels and operating performance offered by OEM knowledgeable service providers.

Research and Development

      We typically spend about one percent of our revenues on research and development each year. Our research and development expenses were $5.7 million and $1.0 million for the period from January 1, 2004 through October 29, 2004 and for the period from October 30, 2004 through December 31, 2004, respectively. We believe current expenditures are adequate to sustain ongoing research and development activities. It is our policy to make a substantial investment in research and development each year in order to maintain our product and services leadership positions. We have developed many of the technology and product breakthroughs in our markets, and manufacture some of the most advanced products available in each of our product lines. We believe we have significant opportunities for growth by developing new services and products that offer our clients greater performance and significant cost savings. We are also actively involved in research and development programs designed to improve existing products and manufacturing methods.

Employees

      As of December 31, 2004, we had 4,631 employees worldwide. Of our employees, approximately 65% are located in the United States. Approximately 37% of our employees in the United States are covered by collective bargaining agreements. None of our material collective bargaining agreements will expire through the end of 2005, and one will expire in each of 2006, 2007 and 2008. In addition, we have an agreement with the United Brotherhood of Carpenters and Joiners of America whereby we hire skilled trade workers on a contract-by-contract basis. Our contract with the United Brotherhood of Carpenters and Joiners of America can be terminated by either party with 90 days prior written notice. Our operations in the following countries are unionized: Le Havre, France; Oberhausen, Germany; Kongsberg, Norway; and Naroda, India. Additionally, overseas, approximately 38% of our employees belong to industry or national labor unions. We believe that our relations with our employees are good.

Properties and Facilities

      Our corporate headquarters are located in Olean, New York. The following table describes the material facilities owned or leased by us and our subsidiaries as of December 31, 2004:

		Approx.
Location	Status	Square Feet	Type

Painted Post, New York	Owned/Leased	840,000	Manufacturing and services
Olean, New York	Owned/Leased	970,000	Manufacturing and services
Wellsville, New York	Owned/Leased	380,000	Manufacturing and services
Campinas, Brazil	Owned	103,000	Manufacturing and services
Kongsberg, Norway	Leased	40,000	Manufacturing and services
Le Havre, France	Owned/Leased	650,000	Manufacturing and services
Naroda, India	Leased	730,000	Manufacturing and services
Oberhausen, Germany	Owned	26,000	Manufacturing and services
Houston, Texas	Owned	115,000	Services

Environmental and Government Regulation

      Manufacturers, such as our company, are subject to extensive environmental laws and regulations concerning, among other things, emissions to the air, discharges to land, surface water and subsurface water, the generation, handling, storage, transportation, treatment and disposal of waste and other materials, and the remediation of environmental pollution relating to such companies’ (past and present) properties and operations. Costs and expenses under such environmental laws incidental to ongoing operations are generally included within operating budgets. Potential costs and expenses may also be incurred in connection with the repair or upgrade of facilities to meet existing or new requirements under environmental laws. In many instances, the ultimate costs under environmental laws and the time period during which such costs are likely to be incurred are difficult to predict. We do not believe that our liabilities in connection with compliance issues will have a material adverse effect on us.

      Various federal, state and local laws and regulations impose liability on current or previous real property owners or operators for the cost of investigating, cleaning up or removing contamination caused by hazardous or toxic substances at the property. In addition, such laws impose liability for such costs on persons who disposed of or arranged for the disposal of hazardous substances at third-party sites. Such liability may be imposed without regard to legality of the original actions and without regard to whether we knew of, or were responsible for, the presence of such hazardous or toxic substances, and such liability may be joint and several with other parties. If the liability is joint and several, we could be responsible for payment of the full amount of the liability, whether or not any other responsible party is also liable.

      We have sent wastes from our operations to various third-party waste disposal sites. From time to time we receive notices from representatives of governmental agencies and private parties contending that we are potentially liable for a portion of the investigation and remediation costs and damages at such third party sites. We do not believe that our liabilities in connection with such third-party sites, either individually or in the aggregate, will have a material adverse effect on us.

      The equity purchase agreement provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort cases, which have a three-year time limit for a claim to be filed, Ingersoll-Rand will remain responsible without time limit for certain specified known environmental liabilities that exist as of the closing date. Each of these liabilities is to be placed on The Environmental Remediation and Compliance Schedule to the equity purchase agreement (the “Final Schedule”). We will be responsible for all liabilities that were not identified prior to the closing date and placed on the Final Schedule. To determine which matters will be included on the Final Schedule, we conducted Phase I and Phase II assessments at 30 of the Dresser-Rand Entities’ facilities. To date, the parties have resolved all but a small number of outstanding issues with respect to what should be included on the Final Schedule. We do not believe any of the outstanding items are material.

      The equity purchase agreement provides that the Final Schedule will include all noncompliance and contamination matters identified in the Phase I and Phase II assessments that the parties agree should be included thereon. A contamination matter will be included on the Final Schedule if it meets one of several standards, the most important of which is that if such contamination matter were known by the applicable governmental authority, that authority would be expected to require a response action (which is broadly defined to include not only cleanup, but investigation and monitoring). For purposes of inclusion on the Final Schedule, contamination matters are broadly defined to include each known point of contamination plus all additional contamination associated with, or identified during an investigation of, such known point of contamination. Pursuant to the equity purchase agreement, Ingersoll-Rand is responsible for all response actions associated with the contamination matters and must perform such response actions diligently. However, to the extent contamination at leased properties was caused by a third party and to the extent contamination at owned properties resulted from the migration of releases caused by a third party, Ingersoll-Rand is only required to conduct response actions after being ordered to do so by a governmental authority.

      If the parties cannot agree whether a noncompliance or contamination matter should be included on the Final Schedule, they shall resolve the issue pursuant to an arbitration provision that is included in the equity purchase agreement. To date, the parties have reached agreement with respect to the inclusion on the Final Schedule of many of the matters identified in the Phase I and Phase II assessments. Ingersoll-Rand, however, has taken the position that certain identified matters should not be included on the schedule because, according to Ingersoll-Rand, they do not constitute violations of law; the violations of law have already being corrected; or, with respect to contamination matters, the regulatory authorities would not require a response action if they knew of such matters. The parties are currently negotiating to resolve these outstanding matters.

Intellectual Property

      We rely on a combination of patent, trademark, copyright and trade secret laws, employee and third-party nondisclosure/confidentiality agreements and license agreements to protect our intellectual property. We sell most of our products under a number of registered trade names brand names and registered trademarks which we believe are widely recognized in the industry.

      In addition, many of our products and technologies are protected by patents. Except for our company’s name and principal mark “Dresser-Rand,” no single patent, trademark or trade name is material to our business as a whole. We anticipate we will apply for additional patents in the future as we develop new products and processes. Any issued patents that cover our proprietary technology may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. If we are unable to protect our patented technologies, our competitors could commercialize our technologies. Competitors may also be able to design around our patents. In addition, we may also face claims that our products, services, or operations infringe patent or other intellectual property rights of others.

      With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our proprietary technology is difficult, and the steps we have taken may not prevent unauthorized use of such technology. The proprietary disclosure or misappropriation of our trade secrets could harm our ability to protect our rights and our competitive position.

      Our company’s name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll-Rand. We have acquired rights to use the “Rand” portion of our principal mark from Ingersoll-Rand, and the rights to use the “Dresser” portion of our name from Dresser, Inc., the successor of Dresser Industries, Inc, and an affiliate of First Reserve. If we lose the right to use either the “Dresser” or “Rand” portion of our name, our ability to build our brand identity could be negatively affected.

Legal Proceedings

      In the normal course of business, we are involved in a variety of lawsuits, claims and legal proceedings, including commercial and contract disputes, employment matters, product liability claims, environmental liabilities and intellectual property disputes. In our opinion, pending legal matters are not expected to have a material adverse effect on our results of operations, financial condition, liquidity or cash flows.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth the name, age as of May 1, 2005 and position of each person that serves as an executive officer or director of our company.

Name	Age	Position

Vincent R. Volpe Jr.	47	President, Chief Executive Officer and Director
Leonard M. Anthony	50	Executive Vice President and Chief Financial Officer
Stephen A. Riordan	45	Vice President Finance
Walter J. Nye	49	Executive Vice President, Product Services
Bradford W. Dickson	50	Executive Vice President, Worldwide Units
Christopher Rossi	40	Vice President and General Manager, North American Operations
Jean-Francois Chevrier	58	Vice President and General Manager, European Operations
Elizabeth C. Powers	45	Vice President and Chief Administrative Officer
Randy D. Rinicella	47	Vice President, General Counsel and Secretary
William E. Macaulay	59	Chairman of the Board of Directors
Thomas J. Sikorski	44	Director
Mark A. McComiskey	32	Director
Kenneth W. Moore	35	Director

      Vincent R. Volpe Jr. is our President and Chief Executive Officer and has served as a member of our board of directors since the acquisition in October 2004. Mr. Volpe has been with Dresser-Rand Company and its predecessor companies since 1981. He has held positions in Engineering, Marketing and Operations residing and working in various countries, including: Applications Engineer in Caracas, Venezuela; Vice President Dresser-Rand Japan in Tokyo, Japan; Vice President Marketing and Engineering Steam and Turbo Products; and Executive Vice President European Operations in Le Havre, France and President Dresser-Rand Europe in London, U.K. Mr. Volpe returned to Olean in January 1997 and became President of Dresser-Rand Company’s Turbo Product Division, a position he held until September 2000. In April 1999, he assumed the additional role of Chief Operating Officer for Dresser-Rand Company, responsible for worldwide manufacturing, technology and supply chain management, serving in that position until September 2000. Mr. Volpe became President and Chief Executive Officer of Dresser-Rand Company in September 2000. He is proficient in five languages. Mr. Volpe earned a BS in Mechanical Engineering and a BA in German literature, both from Lehigh University.

      Leonard M. Anthony has been our Executive Vice President and Chief Financial Officer since April 2005. Prior to that, he served as Chief Financial Officer of International Steel Group Inc since May 2003. He has over 25 years of financial management experience. He joined Bethlehem Steel Corporation, an integrated steel producer in 1979 and advanced through increasingly responsible financial management positions. He served as Corporate Credit Manager of Bethlehem Steel Corporation from October 1985 to October 1986, Director of Financial Services from November 1986 to November 1990, Director Risk Management from December 1990 to February 1993, Manager Financial Planning from March 1993 to March 1995, Assistant Treasurer from March 1995 to March 1998, Vice President and Treasurer from October 1999 to September 2001 and Senior Vice President Finance and Chief Financial Officer from October 2001 to May 2003. In October 2001, Bethlehem Steel filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Mr. Anthony earned a BS in Accounting from Pennsylvania State University, an MBA from the Wharton School of the University of Pennsylvania and an AMP from the Harvard Business School.

      Stephen A. Riordan has been our Vice President Finance since April 2005. Mr. Riordan served as Chief Financial Officer from October 2004 to April 2005. Prior to that, Mr. Riordan served as Vice President Finance from January 2003 to October 2004. From January 1998 until December 2002, Mr. Riordan worked as an independent consultant to numerous Ingersoll-Rand business units both domestically and internationally. Mr. Riordan joined Ingersoll-Rand in 1981 and spent sixteen years in the finance function in positions of increasing responsibility. From May 1993 until November 1997, Mr. Riordan was the Worldwide Division Controller for Ingersoll-Rand’s European Paving Equipment business unit in Germany. Mr. Riordan earned his CPA and is presently a Certified Management Accountant. Mr. Riordan possesses a BS in Accountancy from Bentley College and an MBA from Lehigh University.
      Walter J. Nye has been our Executive Vice President, Worldwide Product Services since the acquisition in October 2004. Mr. Nye has been with Dresser-Rand Company and its predecessor companies since 1975. He has held numerous positions of increasing responsibility including Controller, Turbo Products Division; President, Dresser-Rand Services Division; and most recently served as Executive Vice President, Product Services from October 1997 until October 2004. Prior to this appointment, Mr. Nye served as Controller for Worldwide Turbo Operations. He has worldwide responsibility for our aftermarket parts and services business, including sales, repairs, field technical support, services and solutions. He has also been active in the involvement in Olean Turbo world class manufacturing investment program, reengineering, business strategy and cost reduction. Mr. Nye earned a BA from St. Bonaventure University and a Certificate in Management Accounting.
      Bradford W. Dickson has been our Executive Vice President, New Equipment Worldwide since the acquisition in October 2004. Mr. Dickson has been with Dresser-Rand Company and its predecessor companies since 1977. He has held various leadership positions in International Sales, Marketing, and Project Management for Dresser-Rand Company and its predecessors, including three years located in Caracas, Venezuela managing the Venezuelan and Colombian Operations. From January 1999 to August 2000, Mr. Dickson served as Executive Vice President, Latin America, and served as Executive Vice President, The Americas Region, from August 2000 to April 2, 2003. From April 2002 to July 2003, Mr. Dickson served as Executive Vice President, The Americas and Asia Pacific Regions. From July 2003 to October 2004, he served as Executive Vice President, responsible for all company new equipment sales worldwide, and also carries responsibility for Corporate Marketing and the Government Business Unit. Mr. Dickson has over 27 years of experience in the global energy industry working with compressors and turbines for process, oil and gas applications. Mr. Dickson earned a BS in Engineering from the University of Illinois and an MBA from the University of Southern California’s Marshall School of Business.
      Christopher Rossi has been our Vice President and General Manager, North American Operations since the acquisition in October 2004. Mr. Rossi has been with Dresser-Rand Company and its predecessor companies since 1987. He has held various leadership positions within Dresser-Rand Company in the areas of Engineering, Production, Materials Management, and Supply Chain Management. From October 2003 to October 2004, Mr. Rossi was Vice President and General Manager, North American Operations, responsible for all U.S. plants, and worldwide Development Engineering. Mr. Rossi served as Vice President, Supply Chain Management Worldwide from March 1998 to January 2001, and as Vice President and General Manager Painted Post Operation from February 2001 to October 2003. Mr. Rossi earned a BSME from Virginia Tech and an MBA in Corporate Finance and Operations Management from the University of Rochester’s Simon School of Business.
      Jean-Francois Chevrier has been our Vice President and General Manager, European Operations since the acquisition in October 2004. Mr. Chevrier has been with Dresser-Rand Company and its predecessor companies since 1990. He has held the positions of Operations Manager in Le Havre, France; Director, Special Projects in Olean, New York; and General Manager Turbo Products, Europe. From March 1997 to July 2000, he held the position of Vice President & General Manager, French Operations. From August 2000 to October 2004, Mr. Chevrier served as the Vice President & General Manager for European Operations in Le Havre, France, which included responsibility for our businesses and plants in Oberhausen, Germany, and Kongsberg, Norway. Prior to joining Dresser-Rand Company, Mr. Chevrier held various leadership positions at a Peugeot subsidiary, specializing in military and aerospace hydraulic equipment. Mr. Chevrier earned a BSME from Tarbes University in France.

      Elizabeth C. Powers has been our Vice President and Chief Administrative Officer since April 2005. Prior to that, Ms. Powers served as Vice President, Human Resources since the acquisition in October 2004 and as Vice President, Human Resources of Dresser-Rand Company from October 2004 to April 2004. Ms. Powers was the Vice President for Ingersoll-Rand’s Global Business Service from January 1999 until January 2003. In this capacity, she was responsible for directing the design of worldwide benefits, as well as establishing the Human Resource Shared Services organization for Ingersoll-Rand. Ms. Powers left Ingersoll-Rand on a leave of absence from January 2003 until March 2004. Ms. Powers has been with Dresser-Rand Company and its predecessor companies since 1986. She has held various Human Resource positions in Dresser-Rand Company since the start of the joint venture and has also worked as Director and Vice President of Human Resources in various Ingersoll-Rand businesses. From 1994 to 1998, Ms. Powers served as worldwide Vice President, Human Resources, Production Equipment Group. She has also served on the Board of Rx Intelligence. Ms. Powers earned a BS from Cornell University’s School of Industrial & Labor Relations.

      Randy D. Rinicella has been our Vice President, General Counsel and Secretary since April 2005. Prior to that, Mr. Rinicella was a shareholder at the law firm of Buchanan Ingersoll PC from January 2004 until April 2005. From March 2002 until January 2004, Mr. Rinicella was a partner at the law firm of Roetzel & Andress. Previously, Mr. Rinicella was with the law firm of Reminger & Reminger as a partner from January 1999 until March 2002, and as an associate from March 1995 to January 1999, and was Senior Corporate Counsel at Reliance Electric Company from October 1990 until March 1995. Mr. Rinicella earned a BS in Management from Case Western Reserve University, a JD from the Cleveland Marshall College of Law and an MBA from Cleveland State University.

      William E. Macaulay has been the Chairman of our board of directors since the acquisition in October 2004. Mr. Macaulay is the Chairman and Chief Executive Officer of First Reserve, which he joined in 1983. Prior to joining First Reserve, Mr. Macaulay was a co-founder of Meridien Capital Company, a private equity buyout firm. From 1972 to 1982, Mr. Macaulay was with Oppenheimer & Co., Inc., where he served as Director of Corporate Finance, with responsibility for investing Oppenheimer’s capital in private equity transactions, as a General Partner and member of the Management Committee of Oppenheimer & Co., as well as President of Oppenheimer Energy Corporation. Mr. Macaulay serves as Chairman of Foundation Coal Holdings, Inc., a coal company. He also serves as a director of Alpha Natural Resources, Inc., a coal company, Dresser, Inc., an equipment and services company serving the energy industry, and Weatherford International, Inc., an oilfield service company.

      Thomas J. Sikorski has been a member of our board of directors since the acquisition in October 2004. Mr. Sikorski is a Managing Director of First Reserve, which he joined in April 2002. Prior to joining First Reserve, Mr. Sikorski was a partner with Windward Capital, a New York-based private equity firm. Windward was initially the merchant banking arm of CSFB/MetLife. Prior to being a co-founder of Windward in 1994, Mr. Sikorski was a Director at MetLife Private Equity Investments and a Vice President in the CSFB Private Equity Group. Mr. Sikorski also serves as a director of Dresser, Inc., an equipment and service company serving the energy industry.

      Mark A. McComiskey has been a member of our board of directors since the acquisition in October 2004. Mr. McComiskey is a Vice President of First Reserve and joined that firm in June 2004. Prior to joining First Reserve, Mr. McComiskey was a principal at Clayton, Dubilier and Rice Inc., a private equity firm, from June 2000 until May 2004. Previously, Mr. McComiskey was an attorney at the international law firm of Debevoise & Plimpton LLP from October 1997 until June 2000.

      Kenneth W. Moore has been a member of our board of directors since the acquisition in October 2004. Mr. Moore is a Director of First Reserve and joined that firm in January 2004. Before joining First Reserve, Mr. Moore was a Vice President at Morgan Stanley, an investment bank, from 2000 until 2004. Prior to joining Morgan Stanley, Mr. Moore was an Associate at Chase Securities from 1998 until 2000.

Composition of the Board of Directors after this Offering

      Our board of directors currently consists of five directors. We expect to add an independent director prior to the effectiveness of the registration statement of which this prospectus is a part, another independent director within three months after the first date the registration statement is effective and one additional independent director to our board within twelve months after the registration statement is effective.

      Depending on the size of the offering, we will be a “controlled company” under the New York Stock Exchange corporate governance rules if First Reserve continues to own more than 50% of our common stock after the offering. As a result, we would be eligible for exemptions from provisions of these rules requiring a majority of independent directors, nominating and corporate governance and compensation committees composed entirely of independent directors and written charters addressing specified matters. If available, we intend take advantage of these exemptions. In the event that we cease to be a controlled company within the meaning of these rules, we will be required to comply with these provisions within the transition periods specified in the New York Stock Exchange corporate governance rules.

Committees of the Board of Directors

      Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee

      Our audit committee currently consists of Mark A. McComiskey and Kenneth W. Moore. We expect that our current audit committee will be replaced by three independent directors within the transition periods specified in Rule 10A-3 under the Exchange Act. Following the offering, the audit committee will be required to have at least one member who qualifies as an audit committee “financial expert” as such term is defined in Item 401(h) of Regulation S-K. The audit committee is governed by a written charter which will be reviewed, and amended if necessary, on an annual basis. The audit committee’s responsibilities include (1) recommending the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors’ report describing the auditing firms’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements’ response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee’s written charter, (12) reviewing with management any legal matters that may have a material impact on us and (13) reporting regularly to the full board of directors.

      Prior to consummation of this offering, the audit committee will approve and adopt a Code of Ethical Business Conduct for all employees and an additional Officer Code of Ethics for all of our executives and financial officers, copies of which will be available at no cost upon written request by our stockholders at no cost.

Compensation Committee

      Our current compensation committee consists of Mark A. McComiskey, who serves as chairman, Kenneth W. Moore and Vincent R. Volpe Jr. The compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) approving the appointment and removal of trustees and investment managers for pension fund assets, (9) retaining consultants to advise the committee on executive compensation practices and policies and (10) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

Nominating and Corporate Governance Committee

      Our current nominating and corporate governance committee consists of Mark A. McComiskey, Thomas J. Sikorski and Vincent R. Volpe Jr. The nominating and corporate governance committee’s responsibilities include (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become directors, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) establishing criteria for and leading the annual performance self-evaluation of the board of directors and each committee.

Director Compensation

      None of our directors currently receive any additional compensation for serving as a director or as a member or chair of a committee of the board of directors. In conjunction with this offering, we will be adding an independent director to our board and plan to pay our independent directors an annual retainer of $36,000 in cash and $30,000 in restricted stock pursuant to the 2005 Directors Stock Incentive Plan and a fee for each board meeting and each committee meeting attended. We also plan to pay independent directors a fee for acting as committee chairs and to implement the 2005 Directors Stock Incentive Plan under which they may opt to receive shares of common stock in lieu of any cash directors’ fees.

Compensation Committee Interlocks and Insider Participation

      Vincent Volpe Jr., our president and Chief Executive Officer, has served as a member of our compensation committee since October 2004. The entire board of directors, excluding Mr. Volpe, determines Mr. Volpe’s compensation.

Executive Compensation

Summary Compensation Table
      The following summary compensation table sets forth information concerning compensation earned in 2004 and 2003, by our chief executive officer and our other four most highly compensated executive officers at the end of the last fiscal year. All references to stock under “Executive Compensation” refer to shares of common stock of Ingersoll-Rand and all references to “plans” refer to executive compensation plans of Ingersoll-Rand. As of the consummation of the acquisition, our management ceased to participate in such plans.

					Long-Term Compensation

							Payouts
					Awards

		Annual Compensation					Long-Term
					Restricted	Number of Securities	Incentive
				Other Annual	Stock	Underlying	Plan	All Other
Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Compensation ($)	Award(s) ($)	Option/SARs (#)($)	Payouts	Compensation(4)($)

Vincent R. Volpe Jr.	2004	375,000	865,593	—	—	20,430	—	1,300,000
President and Chief	2003	349,999	713,646	—	—	20,900	—	—
Executive Officer
Walter J. Nye	2004	224,561	129,000	—	—	9,970	—	334,476
Executive Vice President,	2003	211,866	98,500	—	—	9,720	—	—
Worldwide Product Services
Stephen A. Riordan	2004	193,722	124,800	—	—	5,280	—	283,932
Vice President Finance(2)	2003	173,016	100,000	—	—	5,000	—	—
Bradford W. Dickson	2004	193,923	122,100	—	—	7,130	—	284,400
Executive Vice President,	2003	181,290	86,967	—	—	6,820	—	—
New Equipment Worldwide
Jean-Francois Chevrier	2004	210,728	108,300	—	—	6,860	—	302,782
Vice President, European	2003	186,480	78,944	—	—	6,510	—	—
Operations(3)

(1)	This column reflects both amounts earned as annual bonuses and under the Performance Share Program. The Performance Share Program provides annual awards based on a combination of the achievement of strategic initiatives and annual financial performance. Payments are made in cash unless previously deferred into the Executive Deferral Plan. The Performance Share Program was discontinued at December 31, 2004. The amounts earned as bonuses and under the Performance Share Program were as follows:

			Performance Share
Name	Year	Bonus ($)	Program ($)

Vincent R. Volpe Jr	2004	440,100	425,493
	2003	282,400	431,246

(2)	Mr. Riordan was Vice President Finance from January 2003 through October 2004 and acted as the Chief Financial Officer from October 2004 through April 2005.

(3)	The average dollar to euro exchange rate for 2003 and 2004 was used to reflect earnings and bonus for Mr. Chevrier.

(4)	To reward selected key employees in the event of a successful sale of Dresser-Rand Company, Ingersoll-Rand established a sales incentive program. Each of Mr. Stephen Riordan, Mr. Walter Nye, Mr. Bradford Dickson and Mr. Jean-Francois Chevrier received, pursuant to the program, payments from Ingersoll-Rand equal to 100% of their total cash compensation (annual base salary plus annual target bonus amount) as of the date of the acquisition. In addition, all participants in the program had their unvested stock options, or stock equivalency rights for non-U.S. employees, in Ingersoll-Rand vest immediately as of October 29, 2004, the date of the acquisition. In addition, Mr. Volpe received payments from Ingersoll-Rand pursuant to the sales incentive program equal to two times his total cash compensation (annual base salary plus annual target bonus amount) as of the date of the acquisition and his unvested stock options vested as of October 29, 2004.

Stock Options and Stock Appreciation Rights of Ingersoll-Rand

      The following table sets forth information concerning the grant of stock options of Ingersoll-Rand to our Chief Executive Officer and each of our other four most highly compensated executive officers during the last fiscal year.

					Grant Date
	Individual Grants				Value

	Number of
	Securities	Percent of Total
	Underlying	Options/SARs			Grant Date
	Options/SARs	Granted to	Exercise or		Present
	Granted	Employees in	Base		Value ($)
Name	(#)(a)	Fiscal Year	Price ($/SH)	Expiration Date (b)	(c)

Vincent R. Volpe Jr.	20,430	0.57%	$64.37	October 31, 2007	$22.74
Walter J. Nye	9,970	0.28	64.37	October 31, 2007	22.74
Stephen A. Riordan	5,280	0.15	64.37	October 31, 2007	22.74
Bradford W. Dickson	7,130	0.20	64.37	October 31, 2007	22.74
Jean-Francois Chevrier	6,860	0.19	64.37	October 31, 2007	22.74

(a)	Options/ SARs issued by Ingersoll-Rand prior to the date of the acquisition.

(b)	Options became exercisable as of October 31, 2004. Unexercised options/ SARs have no financial impact on us.

(c)	Ingersoll-Rand estimated the average fair value of the options granted during the period from January 1, 2004 through October 29, 2004 at $22.74 on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

Dividend yield	1.19%
Volatility	39.34%
Risk-free interest rate	3.28%
Expected life	5 years

Exercise of Options and Stock Appreciation Rights of Ingersoll-Rand

      The following table sets forth information concerning the exercise of stock options of Ingersoll-Rand during 2004 by each of our chief executive officer and our other four most highly compensated executive officers and the 2004 year-end value of unexercised options.

			Number of Securities
			Underlying Unexercised		Value of Unexercised
			Options/SARs		In-the-Money
			at Fiscal Year-End		Options/SARs
	Shares		(#)(a)		at Fiscal Year-End ($) (b)
	Acquired on	Value
Name	Exercise (#)	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Vincent R. Volpe Jr.	122,297	$2,813,262	—	—	$—	$—
Walter J. Nye	13,115	417,301	34,333	—	1,006,191	—
Stephen A. Riordan	—	—	10,280	—	290,387	—
Bradford W. Dickson	18,600	442,458	13,033	—	439,311	—
Jean-Francois Chevrier	9,649	335,708	14,135	—	351,196	—

(a)	Options/ SARs issued by Ingersoll-Rand prior to the date of the acquisition.

(b)	Unexercised options/ SARs have no financial impact on us.

Pension Plan

      Prior to March 31, 1998, our Predecessor sponsored qualified and nonqualified defined benefit pension plans for salaried employees. The benefits under these plans were based on final average pay and service at retirement, subject to applicable offsets.

      Effective March 31, 1998, our Predecessor amended the qualified and nonqualified defined benefit pension plans to cease benefit accruals as of that date. That is, for employees hired prior to March 31, 1998, their accrued benefits were frozen and no additional accruals due to service and or pay were granted. Employees hired after March 31, 1998 were not eligible to participate in any defined benefit pension plans.

      Messrs. Volpe, Nye and Dickson have estimated monthly accrued pension benefits of $2,500, $2,100 and $1,800, respectively. These benefit amounts are payable at age 65 as a single life annuity and represent the benefit payable from both the qualified and nonqualified defined benefit pension plans. These benefits amounts are fixed obligations of the successor and will not increase with future pay and/or service levels. Messrs. Riordan and Chevrier are not entitled to any benefits under our qualified or nonqualified pension plans.

Employment Agreements

      On October 27, 2004, we entered into an employment agreement with Vincent R. Volpe, pursuant to which Mr. Volpe serves as our President and Chief Executive Officer. Mr. Volpe’s employment agreement has an indefinite term. During the term of his agreement, Mr. Volpe is entitled to an annual base salary of not less than $500,000. Mr. Volpe is also eligible to receive a performance based bonus for each year during the term of his employment agreement, with a target bonus of up to 100% of his base salary, payable, at Mr. Volpe’s election, in cash, shares of common stock or a combination thereof. Mr. Volpe’s total compensation will be reviewed at least once every twelve months by our board of directors. For 2004, in addition to his annual bonus, we paid Mr. Volpe a one-time special bonus equal to the bonus that would have been paid to Mr. Volpe with respect to such year pursuant to the Ingersoll-Rand Performance Share Program at the same time as provided by such program.

      If Mr. Volpe’s employment is terminated by us without “cause” or if Mr. Volpe resigns for “good reason” (as such terms are defined in the employment agreement), Mr. Volpe will receive (a) a severance payment equal to twice his base salary, (b) the accrued but unpaid salary through the date of termination, (b) the accrued but unpaid bonus earned for fiscal years prior to the fiscal year of termination, (c) the maximum target annual bonus for the fiscal year of termination, prorated to the amount of time actually employed during such year and (d) continued medical, dental, disability and life insurance coverage for two years following the date of termination. To the extent Mr. Volpe is entitled to receive severance, he is subject to a provision in his employment agreement prohibiting him from competing with us. If Mr. Volpe’s employment is terminated by us for “cause” or if Mr. Volpe resigns without “good reason,” we can elect to enforce a provision in his employment agreement prohibiting him from competing with us for a period of up to two years following such termination provided that we pay Mr. Volpe his base salary for such two-year period.

      Mr. Volpe purchased $1,999,992 of common units of Dresser-Rand Holdings, LLC at the same price paid per unit by funds affiliated with First Reserve in connection with the acquisition. In addition, Mr. Volpe received grants of profits units of Dresser-Rand Holdings, LLC that permit him to indirectly share in appreciation in the value of our shares and which are subject to the terms and conditions of the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC. If Mr. Volpe’s employment is terminated by us, we may elect to convert his common units to common shares and if he is terminated for “cause,” resigns without “good reason”, or in the event of his death, we may opt to repurchase those shares. If Mr. Volpe resigns for “good reason” or is terminated without cause and we do not elect to convert his common units to common shares, he may require us to do so and require us to repurchase those shares.

      An employment agreement was entered into with Mr. Jean-Francois Chevrier on July 25, 1990, pursuant to which Mr. Chevrier serves as our Vice President & General Manager, European Operations and Chief

Executive Officer for Dresser-Rand S.A. (Le Havre, France), reporting directly to Dresser-Rand Company’s Chief Executive Officer. As of December 31, 2003, Mr. Chevrier’s annual base salary was €168,977. Mr. Chevrier is also eligible to receive an annual bonus with a target payment equal to 40% of his annual base salary (and a maximum payment equal to 60% of his annual base salary) if certain targets based on our financial results and his individual performance are met. A company car is also made available to Mr. Chevrier pursuant to the terms of his employment agreement. Mr. Chevrier’s employment agreement is subject to the Engineers and Officers of the Metal Industry National Bargaining Agreements (Convention Collective Nationale des Ingenieurs et Cadres de la Metallurgie). Pursuant to such National Bargaining Agreements, Mr. Chevrier is entitled to notice in the event that Mr. Chevrier’s employment is terminated and certain severance payments based on his age and service with us at the time of termination. Based on his current age and service, Mr. Chevrier would be entitled to six months notice prior to a termination of his employment and an additional severance payment of approximately €144,798.
Dresser-Rand Holdings, LLC Membership Interests
      Pursuant to an agreement reached with management prior to our acquisition by funds affiliated with First Reserve, certain members of management were offered the opportunity in October 2004 to acquire common units in Dresser-Rand Holdings, LLC at the same price paid per unit by the funds affiliated with First Reserve in connection with the acquisition. Executives who purchased common units were also issued profits units in Dresser-Rand Holdings, LLC, which permit them to indirectly share in appreciation in the value of our shares. After a period of several weeks to evaluate the offer, certain of our executive officers, including our Chief Executive Officer and each of our four other most highly compensated executive officers, availed themselves of this opportunity in November. Our directors were not offered the opportunity to acquire common units or profit units in Dresser-Rand Holdings, LLC. The terms of the plan are set forth in the Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC which we refer to as the Holdings LLC Agreement. Under the terms of Holdings LLC Agreement, managing members whose capital contribution exceeds $100,000 are subject to a provision not to compete with us during the period for which they provide services to us and for a period of two years thereafter. The following contains a summary of the material terms of the Holdings LLC Agreement.

General
      The Holdings LLC Agreement permits the grant of the right to purchase common units to members of Dresser-Rand Holdings, LLC and the grant of profit units, consisting of one initial tranche of service units and five initial tranches of exit units to certain management members who own common units. In November 2004, First Reserve, through its affiliated funds, and certain other members purchased 100,609,829 common units for an aggregate purchase price of $435.8 million. Messrs. Volpe, Nye, Riordan, Dickson and Chevrier respectively purchased 461,892, 57,737, 115,473, 115,425 and 60,000 common units in November 2004. In November 2004, Dresser-Rand Holdings, LLC issued 7,975,000 profit units to management members, with Messrs. Volpe, Nye, Riordan, Dickson and Chevrier respectively receiving 4,000,000, 400,000, 700,000, 400,000 and 400,000 of such profit units. During 2005, three additional management members became members of Dresser-Rand Holdings, LLC and purchased 303,735 common units for an aggregate purchase price of $1.3 million. These management members were also issued a total of 1,000,000 profit units.

Amendment
      First Reserve may amend the Holdings LLC Agreement, provided that no amendment is permitted that would adversely affect the management members as a class without the consent of a majority in interest, excluding profit units, of the management members.

Units Held by Certain of our Managers
      The units of Dresser-Rand Holdings, LLC consist of common units and profit units. Each common unit is entitled to receive an identical share of the profits and losses of Dresser-Rand Holdings, LLC. Profit units consist of service units and five tranches of exit units, and are each generally entitled to an identical share of the profits and losses of Dresser-Rand Holdings, LLC above the benchmark amount applicable to each profit unit once certain vesting and other agreed-upon conditions are satisfied. It is not anticipated that this offering will result in any distribution on the profits units. As of February 1, 2005, approximately 98.4% of common units were held by First Reserve, approximately 1.3% were held by certain members of our management and approximately 0.3% were held by other investors. The profit units are held exclusively by members of our management.

Terms of the Common Units, Service Units and the Exit Unit Tranches

      The following is a summary of certain terms of the common units, service units and the five exit unit tranches and certain rights and restrictions applicable to those units.

      A holder of units is entitled to one vote for each unit outstanding on a given record date, or other date as applicable, provided that if a management member ceases to provide services to or for the benefit of Dresser-Rand Holdings, LLC, the units held by such management member will cease to have voting rights.

      Service units vest in five equal annual installments on the first five anniversaries of the issuance date, subject to the management member’s continued service to or for the benefit of Dresser-Rand Holdings, LLC. All of the service units will vest immediately prior to the occurrence of a change of control under the Holdings LLC Agreement.

      Subject to the management member’s continued service to or for the benefit of Dresser-Rand Holdings, LLC and other agreed upon conditions, management members will receive a distribution for their exit units upon the occurrence of a transaction where First Reserve exchanges all or a portion of its units for cash, cash equivalents or marketable publicly-traded securities only if the value First Reserve receives from such transaction exceeds certain multiples of the initial price paid by First Reserve.

Certain Rights and Restrictions Applicable to the Units

      The units held by members are not transferable for a limited period of time except in certain circumstances. In addition, the units may be repurchased by Dresser-Rand Holdings, LLC, and in certain cases, First Reserve, in the event that a management member is subject to an involuntary transfer of his or her units or if a management member receives a bona fide offer to purchase his or her units and such management member wants to accept such offer. First Reserve has the ability to force members to sell their units along with First Reserve if First Reserve decides to sell its units. Under certain conditions, First Reserve may convert each member’s units into an economically equivalent amount of security interests of the successor entity in connection with an initial public offering under the Holdings LLC Agreement.

      The management members that hold units are entitled to participate in certain sales by First Reserve. In addition, many of the restrictions on transfer will cease to apply in the event of an initial public offering under the Holdings LLC Agreement.

2005 Stock Incentive Plan

      Our board of directors expects to adopt for stockholder approval, our 2005 Stock Incentive Plan. The 2005 Stock Incentive Plan is administered by our compensation committee, which has broad discretion to determine the current or prospective officers, employees and consultants that will receive awards, the type of awards to be granted, and the terms of such awards. Awards under the 2005 Stock Incentive Plan may be of stock options, stock appreciation rights and similar awards that are measured based on appreciation of our share price over a threshold level, or other similar awards that are based on the full value of our shares. No stock options, stock appreciation rights or other similar awards may be exercisable later than the tenth anniversary of the award grant date.

      A total of                      shares of our common stock will be available for awards under the 2005 Stock Incentive Plan. As a general rule, only shares that are actually issued under an award are counted against this limit. Therefore, if (and to the extent that) an award is forfeited or terminates unexercised, or if it is settled for cash or otherwise settled without the issuance of common stock (including where shares are withheld to satisfy withholding obligations), the shares underlying the award will again be available for future awards.

      Our compensation committee will determine the terms or conditions upon which awards will vest. This may include vesting based on continuous employment, vesting based on the attainment of one or more of performance criteria, or vesting based on such other conditions as our compensation committee may determine. Our compensation committee may impose special provisions relating to the treatment of outstanding awards upon a change in control of our company (as defined in the 2005 Stock Incentive Plan). Among other things, our compensation committee may provide for the acceleration of vesting, for a cash payment in settlement of awards and/or for the assumption or substitution of awards following the change in control. Our compensation committee may also determine whether dividends or equivalent payments will be made with respect to outstanding awards, whether any such payments will be made in cash or shares on a current or deferred basis, and whether such payments are subject to vesting.

      A participant’s termination of employment will typically have important consequences on outstanding awards under the 2005 Stock Incentive Plan (although our compensation committee will have broad authority to waive the consequences of a termination of employment). Unless our compensation committee determines otherwise, participants will become vested in any outstanding stock options, stock appreciation rights or other similar awards based on appreciation of our shares if their employment terminates by reason of death or disability (as defined in the 2005 Stock Incentive Plan), and will forfeit any such unvested awards if their employment terminates for any other reason. Unless our compensation committee determines otherwise, participants will become vested in a pro-rata portion (based on the number of days employed during the vesting period) of any award of shares or similar awards if their employment terminates by reason of death or disability (as defined in the 2005 Stock Incentive Plan), and will forfeit outstanding awards of shares or similar awards if their employment terminates for any other reason. Participants will forfeit vested and unvested awards if their employment is terminated for cause (as defined in the 2005 Stock Incentive Plan). If any award is held by a participant in the 2005 Stock Incentive Plan who the compensation committee believes is a “specified employee” under Section 409A of the Code, payment or a settlement of any award may be delayed for six months and one day after the termination of employment of the participant.

      In connection with any stock dividend, stock split, share combination, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other event similarly affecting our common stock, our compensation committee will, in a manner it deems appropriate, equitably adjust any or all of (i) the number and type of shares that are available under the 2005 Stock Incentive Plan or that are subject to outstanding options or other awards, (ii) the grant or exercise price of outstanding awards and (iii) the performance period or performance criteria applicable to any outstanding awards. In addition, our compensation committee may also provide for a cash payment in settlement of outstanding awards as a result of such transactions.

      Awards under the 2005 Stock Incentive Plan will generally not be assignable or transferable other than by will or by the laws of descent and distribution, although our compensation committee may permit certain transfers to the participant’s family members or to certain entities controlled by the participant or his or her family members.

      The 2005 Stock Incentive Plan will expire on the day prior to the first meeting of our stockholders in 2009 at which directors will be elected, and our board of directors or our compensation committee may at any time, and from time to time, amend, modify or terminate the 2005 Stock Incentive Plan with any amendment, subject to stockholder approval if required by law. An amendment or termination of the 2005 Stock Incentive Plan may not materially adversely affect any outstanding award held by a participant without the participant’s consent.

      Section 162(m) of the Code. Section 162(m) of the Code generally limits the ability of a public corporation to deduct compensation greater than $1,000,000 paid with respect to a particular year to an individual who is, on the last day of that year, the corporation’s chief executive officer or one of its four other most highly compensated executive officers, other than compensation that is “performance based” within the meaning of Section 162(m). Under a special rule that applies to corporations that become public through an initial public offering, this limitation generally will not apply to compensation that is paid pursuant to the 2005 Stock Incentive Plan before the first meeting of our stockholders in 2009 at which directors will be elected.

2005 Directors Stock Incentive Plan

      Our board of directors expects to adopt for stockholder approval, our 2005 Directors Plan for our directors who are not also our officers or employees, or officers or employees of the First Reserve Corporation. The 2005 Directors Plan is administered by our board of directors.

      A total of                      shares of our common stock will be available for awards under the 2005 Directors Plan. Shares subject to awards that are forfeited will again be available for future awards under the 2005 Directors Plan. In connection with any stock dividend, stock split, share combination, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination, exchange of shares or other event similarly affecting our common stock, our board of directors will, in a manner it deems appropriate, equitably adjust the number and type of shares that are available under the 2005 Directors Plan or that are subject to outstanding awards. In addition, our board of directors may also provide for a cash payment in settlement of outstanding awards as a result of such transactions.

      There will be two types of awards of shares under the 2005 Directors Plan. Eligible directors will receive a grant of shares effective upon the consummation of this offering and an annual grant immediately following the first regular meeting of our board of directors in any year the 2005 Directors Plan is in effect. Shares subject to this annual grant will become vested in four equal installments on the first day of each of the first four calendar quarters following the grant date, subject to the director remaining in office on each vesting date. Shares subject to the annual grant will also become vested upon a director’s death or disability (as defined in the 2005 Directors Plan), or upon a change in control of our Company (as defined in the 2005 Directors Plan). The aggregate value of the shares subject to the annual grant is initially expected to be $30,000, although our board of directors (or an authorized committee thereof) may increase or decrease the value of the annual grant from time to time.

      Eligible directors may also elect to have any portion of their cash fees for services as a director paid in shares under the 2005 Directors Plan. Such elective awards will be fully vested, and will contain such other terms as determined by our board of directors.

      Dividends or equivalent payments will be made with respect to all shares subject to awards under the 2005 Directors Plan, and our board of directors will determine whether and to what extent such payments will be paid currently to, or credited to an account of the eligible directors.

      In the event of a change in control of our Company (as defined in the 2005 Directors Plan), our board of directors may provide for a cash payment in settlement of awards, or for the assumption or substitution of awards following the change in control.

      Awards under the 2005 Directors Plan will generally not be assignable or transferable other than by will or by the laws of descent and distribution, except that our board of directors may permit certain transfers to eligible director’s family members or to certain entities controlled by the eligible director or his or her family members.

      Our board of directors may at any time, and from time to time, amend, modify or terminate the 2005 Director’s Plan, as long as such actions do not materially adversely affect any outstanding award held by an eligible director without the director’s consent. Our board of directors will determine whether stockholder approval of any amendments to the 2005 Directors Plan will be required, and will seek such approval if necessary.

Annual Incentive Plan

      Our board of directors expects to adopt, effective immediately prior to the consummation of this offering, an annual performance incentive plan that will provide for the award of incentive bonuses to our named executive officers and certain of our other officers and employees. The annual incentive plan will be administered by our compensation committee, which may delegate its authority except to the extent that it relates to the compensation of any of our executive officers or other individuals whose compensation the board of directors or the compensation committee reasonably believes may become subject to Section 162(m) of the

Code. The determination of the compensation committee on all matters relating to the annual incentive plan will be final and binding on us, participants and all other interested parties.

      Each year our compensation committee will select the eligible participants in the annual incentive plan and establish target incentive bonuses and performance objectives for a participant or group of participants. The actual bonus payable to a participant — which may equal, exceed or be less than the target bonus — will be determined based on whether the applicable performance objectives are met, exceeded or not met. Performance objectives may be based on one or more of the following criteria: (i) revenue growth; (ii) earnings before interest, taxes, depreciation and amortization; (iii) earnings before interest, taxes and amortization; (iv) operating income; (v) pre-or after-tax income; (vi) cash flow; (vii) cash flow per share; (viii) net earnings; (ix) earnings per share; (x) return on equity; (xi) return on invested capital; (xii) return on assets; (xiii) economic value added (or an equivalent metric); (xiv) share price performance; (xv) total stockholder return; (xvi) improvement in or attainment of expense levels; (xvii) improvement in or attainment of working capital levels; (xviii) debt reduction; or (xix) any other criteria our compensation committee in its sole discretion deems appropriate. The maximum bonus payable under the plan to a participant in any year is $3,000,000.

      Bonuses will generally be payable as soon as practicable after the compensation committee certifies that the applicable performance criteria have been obtained. Bonuses will generally be payable only if the participant remains employed with us through the date of payment, subject to the discretion of the compensation committee to provide for the payment of full or partial bonuses upon certain terminations of employment and to any rights individual participants may have under their employment agreements to receive an annual bonus for the year their employment terminates.

      In addition, the compensation committee may require that a portion of a participant’s annual incentive bonus be payable in shares of common stock, options or other stock-based awards granted under our 2005 Stock Incentive Plan described above, which awards may also be subject to forfeiture, vesting or other restrictions determined by the compensation committee.

      The annual incentive plan will expire on the day prior to the date of the first meeting of our stockholders in 2009 at which directors will be elected. However, the compensation committee may at any time amend, suspend, discontinue or terminate the annual incentive plan, provided that any such amendment, suspension, discontinuance or termination does not adversely affect participants’ rights to, or interest in, any award granted prior to the date of such action without their written consent.

PRINCIPAL STOCKHOLDERS

      The following table and accompanying footnotes show information regarding the beneficial ownership of our common stock before this offering and after this offering, by (i) each person known by us to beneficially own more than 5% of the outstanding common stock, (ii) each of our directors, (iii) each named executive officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address of each person named in the table below is c/o Dresser-Rand Group Inc., Paul Clark Drive, Olean, New York 14760.

      The number of shares and percentages of beneficial ownership before the offering set forth below are based on shares of our common stock issued and outstanding as of May 2, 2005 and after giving effect to the stock split. The number of shares and percentages of beneficial ownership after the offering are based on                      shares of our common stock to be issued and outstanding immediately after this offering, including                      shares that will be either dividended to our existing stockholders assuming no exercise of the underwriters’ over-allotment option or sold to the underwriters pursuant to their over-allotment option assuming full exercise of that option.

	Shares Beneficially Owned
	Immediately Prior to		Percentage of Shares Beneficially
	This Offering		Owned After This Offering(1)

					Assuming the
			Assuming the		Underwriters’ Option
			Underwriters’ Option		Is Exercised in
			Is Not Exercised(1)		Full(1)

		Percent		Percent		Percent
		of		of		of
		Common		Common		Common
Name of Beneficial Owner	Number	Stock	Number	Stock	Number	Stock

First Reserve Fund X, L.P.(2)	60,021,609	59.3%
First Reserve Fund IX, L.P.(3)	39,244,898	38.8
Vincent R. Volpe Jr.(4)	461,890	*
Leonard M. Anthony(4)	221,299	*
Stephen A. Riordan(4)	115,472	*
Walter J. Nye(4)	57,737	*
Bradford W. Dickson(4)	115,424	*
Christopher Rossi(4)	115,999	*
Jean-Francois Chevrier(4)	60,000	*
Elizabeth C. Powers(4)	207,851	*
Randy D. Rinicella(4)	70,435	*
William E. Macaulay(5)	—	—
Thomas J. Sikorski(5)	—	—
Mark A. McComiskey(5)	—	—
Kenneth W. Moore(5)	—	—
Directors and executive officers as a group (13 persons)	1,426,106	1.4%

*	Less than 1% of outstanding common stock (excluding in the case of Directors and executive officers as a group, common stock beneficially owned by First Reserve Fund IX, L.P. (“Fund IX”) and First Reserve Fund X, L.P. (“Fund X”)).

(1)	We will grant the underwriters an option to purchase up to an additional shares in this offering. Immediately prior to the consummation of this offering, we will declare a stock dividend, the terms of which will require that shortly after the expiration of the underwriters’ over-allotment option (assuming the option is not exercised in full) we issue to our existing stockholders the number of shares equal to (x) the number of additional shares the underwriters have an option to purchase minus (y) the actual number of shares the underwriters purchase from us pursuant to that option.
(2)	Includes beneficial ownership of shares of common stock of Dresser-Rand Group Inc. by Fund X. First Reserve GP X, L.P. (“GP X”) is the general partner of Fund X. First Reserve GP X, Inc.

(“GP X, Inc.”) is the general partner of GP X. First Reserve Corporation is the adviser to Fund X. The address of GP X, Inc., GP X, Fund X and First Reserve Corporation is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.
(3)	Includes beneficial ownership of shares of common stock of Dresser-Rand Group Inc. by Fund IX. First Reserve GP IX, L.P. (“GP IX”) is the general partner of Fund IX. First Reserve GP IX, Inc. (“GP IX Inc.”) is the general partner of GP IX. First Reserve Corporation is the adviser to Fund IX. The address of GP IX, Inc., GP IX, Fund IX and First Reserve Corporation is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.
(4)	Because members of senior management hold their interests in common units of Dresser-Rand Holdings, LLC, which is controlled by First Reserve, they may not be deemed to beneficially own the common stock of Dresser-Rand Group Inc. in which they have an economic interest.
(5)	Mr. Macaulay is the Chairman, Chief Executive Officer and a member of the board of directors of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Mr. Sikorski is a Managing Director of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Mr. Moore is a Director of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Mr. McComiskey is a Vice President of First Reserve Corporation, GP IX, Inc. and GP X, Inc. Messrs. Macaulay, Sikorski, Moore and McComiskey all disclaim beneficial ownership of any common stock owned by such entities or their affiliates. The address of GP IX, Inc., GP X, Inc., GP IX, GP X, Fund IX, Fund X, William E. Macaulay, Thomas J. Sikorski, Mark A. McComiskey and Kenneth W. Moore is c/o First Reserve Corporation, One Lafayette Place, Greenwich, CT 06830.

CERTAIN RELATED PARTY TRANSACTIONS

Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC

      In connection with the acquisition, Dresser-Rand Holdings, LLC, our indirect parent, amended and restated its limited liability company agreement, governing, among other things, the terms under which senior management acquired common units in Dresser-Rand Holdings, LLC. For a summary of the material terms of the Holdings LLC Agreement, see “Management — Dresser-Rand Holdings, LLC Membership Interests.”

Stockholders Agreement

      We have entered into a stockholders agreement with First Reserve and certain management stockholders that governs the terms and conditions under which the management stockholders may transfer their shares of our common stock, in addition to other stockholder matters. The stockholders agreement provides that First Reserve will designate all of the nominees for election to our board of directors. Our board of directors currently consists of our Chief Executive Officer and four other directors nominated by First Reserve and may be subsequently expanded by vote of the board. All significant decisions involving us require the approval of First Reserve.

      The stockholders agreement provides that First Reserve will have the ability to require us to register its shares of our common stock. In addition, in connection with other registered offerings by us, holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to such shares. Furthermore any proposed transfers of our common stock by a management stockholder (other than affiliates of First Reserve) will be subject to a right of first refusal by us and First Reserve. The stockholders agreement grants to management stockholders “tag-along” rights, and to First Reserve, “drag-along” rights, in each case in connection with transfers by First Reserve of our common stock.

Transition Services Agreement

      In connection with the acquisition, we and Ingersoll-Rand entered into a transition services agreement as of the closing to facilitate consistent service and satisfaction for our clients. Ingersoll-Rand provides services as requested by us, including, among others, compensation delivery services, health and welfare administration, pension administration, legal services and other services, and agreed upon between the parties. All third-party costs associated with the services are our responsibility, whether paid by Ingersoll-Rand or passed directly on to us.

      The provision of services commenced on the closing date and will terminate on the first anniversary of the closing date; provided, however, that we may cancel any service upon 30 days’ written notice of cancellation and Ingersoll-Rand may cease to provide a service upon 90 days’ written notice to us if Ingersoll-Rand ceases to provide such services to all of Ingersoll-Rand’s subsidiaries, divisions and business units.

Supply Agreement

      We entered into a supply agreement with Ingersoll-Rand, expiring on December 31, 2009, whereby we supply Ingersoll-Rand with certain assembly units (an “FRG”) for Ingersoll-Rand’s “PET Star 4” product. There are no minimum order quantities under this agreement.

License Agreement

      As contemplated by the equity purchase agreement, Dresser-Rand Company and Dresser-Rand A.S., each an indirect wholly-owned subsidiary of the issuer, agreed to certain covenants with and granted intellectual property rights related to the development of Ingersoll-Rand’s 250 kilowatt microturbine to Ingersoll-Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll-Rand. Pursuant to the terms of the license agreement, Energy Systems was granted a non-exclusive, worldwide right and license (without the right to sublicense) to practice and use any intellectual property owned by Dresser-Rand

Company or Dresser-Rand A.S. relating to the 250 Kilowatt microturbines, and to manufacture, use, market and sell microturbines with a generating capacity of 1,000 kilowatts or less. The license was granted without royalties.

Dresser Name

      Our company’s name and principal mark is a combination of the names of our founder companies, Dresser Industries, Inc. and Ingersoll-Rand. We have acquired perpetual rights to use the “Rand” portion of our principal mark from Ingersoll-Rand as part of the sale agreement. The rights to use the “Dresser” portion of our name in perpetuity were acquired from Dresser, Inc., an affiliate of First Reserve for consideration of $1 million plus an additional $4 million payable over the next 9 years.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facility

Overview

      In connection with the transactions, we entered into a senior secured credit facility with Citicorp North America, Inc., as administrative agent, Citigroup Global Markets Inc., as joint lead arranger and joint book manager, Morgan Stanley Senior Funding, Inc., as joint lead arranger, joint book manager and co-syndication agent, UBS Securities LLC, as joint lead arranger, joint book manager and co-syndication agent, and each lender party thereto.

      The senior secured credit facility provides senior secured financing of $695 million, consisting of:

•	a $395 million term loan facility (with a €78.5 million sub-facility); and

•	a $300 million revolving credit facility (with a sub-facility denominated in euros in an amount not to exceed the equivalent of $200 million and in sterling in an amount not to exceed the equivalent of $75 million).

      The term loan portion of our senior secured credit facility was fully funded and on March 31, 2005 we had approximately $125 million of borrowing capacity under the revolving portion of our senior secured credit facility, subject to certain conditions, after giving effect to approximately $175 million of outstanding letters of credit.

      Upon the occurrence of certain events, we may request an increase to the existing term loan facility and/or the existing revolving credit facility in an aggregate amount not to exceed $200 million, subject to receipt of commitments by existing lenders or other financial institutions reasonably acceptable to the administrative agent.

      We and certain of our foreign subsidiaries are the borrowers for the term loan facility and the revolving credit facility. The foreign subsidiary borrowers are referred to herein as Euro Borrowers. The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

Interest Rate and Fees

      The U.S. dollar denominated borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate, (2) the three month certificate of deposit rate plus 1/2 of 1% and (3) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs. Euro borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, a EURIBOR rate determined by reference to the costs of funds for deposits in euros for the interest period relevant to such borrowing adjusted for certain additional costs. Borrowings in a foreign currency, other than Euros under the senior secured credit facility, bear interest at a rate equal to an applicable margin, plus a LIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowing for the interest period relevant to such borrowings adjusted for certain additional costs.

      The initial applicable margin for borrowings under the revolving credit facility is 1.50% with respect to base rate borrowings and 2.50% with respect to LIBOR and EURIBOR borrowings (which margin will be reduced to 1.25% and 2.25%, respectively if our leverage ratio is less than 5.0 to 1.0 but greater than or equal to 4.0 to 1.0, and to 1.00% and 2.00%, respectively if our leverage ratio is less than 4.0 to 1.0). The initial applicable margin for base rate borrowings under the term loan facility is 1.00%. The initial applicable margin for LIBOR borrowings and EURIBOR borrowings under the term loan facility is 2.00% and 2.50%, respectively.

      In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder. The initial commitment fee rate is 0.50% per annum (which fee will be reduced to 0.375% per annum if our leverage ratio is less than 4.0 to 1.0). We also have to pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit. We also have to pay to each bank issuing a letter of credit fees equal to 1/4 of 1% on the face amount of each letter of credit and other customary documentary and processing charges.

Prepayments

      The senior secured credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

•	beginning in the year ending December 31, 2005, 75% (which percentage will be reduced to 50% if our leverage ratio is equal to or less than 5.00 to 1.00 and greater than 4.00 to 1.00, and to 25% if our leverage ratio is equal to or less than 4.00 to 1.00 and greater than 3.00 to 1.00, and to 0% if our leverage ratio is equal to or less than 3.00 to 1.00) of our annual excess cash flow;

•	100% of the net cash proceeds in excess of an agreed upon amount from non-ordinary course asset sales and casualty and condemnation events, if we do not reinvest or contract to reinvest those proceeds within twelve months, subject to certain limitations;

•	100% of the net cash proceeds of any incurrence of debt, other than certain debt permitted under the senior secured credit facility; and

•	100% of amounts in excess of an aggregate amount of $5.0 million in respect of certain claims arising out of the Acquisition, subject to certain exceptions.

      The foregoing mandatory prepayments other than from excess cash flow will be applied to the remaining installments of the term loan facility on a pro rata basis. Mandatory prepayments from excess cash flow and optional prepayments will be applied to the remaining installments of the term loan facility at our direction. Each lender has the right to decline any mandatory prepayment of its term loans in which case the amount of such prepayment will be retained by us.

      We may voluntarily prepay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR or EURIBOR loans.

Amortization

      We are required to repay installments on the loans under the term loan facility in quarterly principal amounts equal to one quarter of 1.00% of their funded total principal amount for the first six years and six months, with the remaining amount payable on the date that is seven years from the date of the closing of the senior secured credit facility.

      Principal amounts outstanding under the revolving credit facility will be due and payable in full at maturity, five years from the date of the closing of the senior secured credit facility.

Guarantee and Security

      All our obligations and the obligations of the Euro Borrowers under the senior secured credit facility are unconditionally guaranteed by each of our existing and future domestic wholly-owned subsidiaries (subject to exceptions with respect to immaterial subsidiaries and with respect to any guaranty that could create materially adverse tax consequences), and our direct parent, D-R Interholding, LLC, referred to, collectively, as Domestic Guarantors.

      All our obligations under the senior secured credit facility, our guarantee of the obligations of the Euro Borrowers under the senior secured credit facility, and the guarantees of our obligations and the obligations of the Euro Borrowers under the senior secured credit facility by the Domestic Guarantors, are secured by substantially all our assets and the assets of each Domestic Guarantor, including, but not limited to, the following:

•	subject to certain exceptions, a pledge of 100% of our capital stock and the capital stock of each direct, material domestic subsidiary owned by us or a Domestic Guarantor (other than subsidiaries substantially all of whose assets consist of stock in controlled foreign corporations) and 65% of the capital stock of each direct, material foreign subsidiary owned by us or a Domestic Guarantor and of each direct, material domestic subsidiary owned by us or a Domestic Guarantor substantially all of whose assets consist of stock in controlled foreign corporations; and

•	subject to certain exceptions, a security interest in substantially all of the tangible and intangible assets owned by us and each Domestic Guarantor.

      All obligations of each Euro Borrower under the senior secured credit facility are also unconditionally guaranteed by certain of our existing and future wholly-owned foreign subsidiaries (subject to exceptions with respect to immaterial subsidiaries and with respect to any guaranty that could create materially adverse tax or legal consequences) referred to, collectively, as Foreign Guarantors.

      In addition, all obligations of each Euro Borrower under the senior secured credit facility, and the guarantees of those obligations by the applicable Foreign Guarantors, are secured by substantially all the assets of such Euro Borrower and the applicable Foreign Guarantors, including, but not limited to:

•	subject to certain exceptions, a pledge of 100% of the capital stock of each direct, material subsidiary of such Euro Borrower and the applicable Foreign Guarantors (subject to exceptions with respect to any pledge that could create materially adverse tax or legal consequences); and

•	subject to certain exceptions and limitations under applicable law, a security interest in substantially all of the tangible and intangible assets of such Euro Borrower and the applicable Foreign Guarantors.

Certain Covenants and Events of Default

      The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, the ability of our parent D-R Interholding, LLC, and each of its subsidiaries to:

•	sell assets;

•	incur additional indebtedness;

•	prepay, redeem or repurchase other indebtedness;

•	pay dividends and distributions or repurchase capital stock;

•	create liens on assets;

•	make investments, loans or advances;

•	make capital expenditures;

•	make amendments to any corporate documents that would be materially adverse to the lenders;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing indebtedness;

•	change the business conducted by D-R Interholding, LLC and its subsidiaries;

•	enter into agreements that restrict dividends from subsidiaries;

•	enter into sale and lease-back transactions; and

•	enter into swap agreements.

      In addition, the senior secured credit facility requires us to maintain the following financial covenants:

•	a maximum consolidated net leverage ratio; and

•	a minimum interest coverage ratio.

      The senior secured credit facility also contains certain customary affirmative covenants and events of default.

      We were briefly not in compliance with our obligation under the senior secured credit facility to provide the lenders with financial statements for the year ended December 31, 2004 no later than 120 days after the end of that year. This non-compliance was remedied by delivery of the financial statements within the 30-day cure period.

      We intend to seek an amendment to our senior secured credit facility prior to the consummation of this offering to remove certain restrictions on our ability to consummate the offering and use the proceeds as described in “Use of Proceeds.”

7 3/8% Senior Subordinated Notes due 2014

     General

      In October 2004, we issued the 7 3/8% senior subordinated notes that mature on November 1, 2014 in an aggregate principal amount of $420.0 million in a private transaction not subject to the registration requirements under the Securities Act. The net proceeds from that financing were used to finance the acquisition and pay related fees and expenses.

     Guarantees

      The notes are guaranteed, on a senior subordinated, unsecured basis, by each of our direct and indirect wholly-owned subsidiaries that were domestic subsidiaries on the issue date.

     Ranking

      The notes are general unsecured senior subordinated obligations of the issuer that rank junior to the issuer’s existing and future senior indebtedness, including obligations under the senior secured credit facility, equally in right of payment with all of the issuer’s future senior subordinated debt and senior in right of payment to all of our future subordinated debt. They are effectively subordinated in right of payment to all of the issuer’s existing and future secured debt to the extent of the value of the assets securing such debt, and are structurally subordinated to all obligations of our subsidiaries that are not guarantors.

     Optional Redemption

      At any time prior to November 1, 2007, the issuer may on any one or more occasions redeem up to 35% of the aggregate principal amount of notes issued under the indenture (including any additional notes issued after the issue date) at a redemption price of 107.375% of the principal amount, plus accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, with the net cash proceeds of one or more equity offerings; provided that:

(1) at least 65% of the aggregate principal amount of notes issued under the indenture (excluding notes held by us and our subsidiaries) remains outstanding immediately after the occurrence of such redemption; and

(2) the redemption occurs within 180 days of the date of the closing of such equity offering.

      Except pursuant to the preceding paragraph or as otherwise set forth below, the notes will not be redeemable at the issuer’s option prior to November 1, 2009. We are not, however, prohibited from acquiring the notes by means other than a redemption, whether pursuant to a tender offer, open market purchase or otherwise, so long as the acquisition does not violate the terms of the indenture.

      On or after November 1, 2009, the issuer may redeem all or a part of the notes at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and additional interest, if any, on the notes to be redeemed, to, but not including, the applicable redemption date, if redeemed during the twelve month period beginning on November 1 of the years indicated below, subject to the rights of holders on the relevant record date to receive interest on the relevant interest payment date:

Year	Percentage

2009	103.688%
2010	102.458%
2011	101.229%
2012 and thereafter	100.000%

      In addition, at any time prior to November 1, 2009, the issuer may also redeem all or a part of the notes at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus the applicable premium as of, and accrued and unpaid interest and additional interest, if any, to, but not including, the redemption date, subject to the rights of holders on the relevant record date to receive interest due on the relevant interest payment date.

     Change of Control

      In the event of a change of control, which is defined in the indenture governing the notes, each holder of the notes will have the right to require the issuer to repurchase all or any part of such holder’s notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest to the date of purchase.

     Covenants

      The indenture governing the notes contains certain covenants that, among other things, limit our ability and the ability of some of our subsidiaries to:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our or any of our restricted subsidiaries’ capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain debt without securing the notes;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

     Events of Default

      The indenture governing the notes also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on such notes to become or to be declared to be due and payable.

      As of May 1, 2005 we were in compliance in all material respects with all covenants and provisions contained under the indenture governing the notes.

     Exchange Offer

      We are obligated to use commercially reasonable efforts to register the notes under the Securities Act and consummate an exchange offer no later than August 25, 2005. If this requirement is not met, then the annual interest on the notes will increase by (1) 0.25% for the first 90 days following the end of such period and (2) 0.25% at the beginning of each subsequent 90 day period, up to a maximum of 1.0% until all such registration defaults are cured.

DESCRIPTION OF CAPITAL STOCK

      The following is a description of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect immediately prior to this offering. We refer you to the form of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

      Our authorized capital stock consists of                      shares of common stock, par value $0.01 per share, of which                      shares were issued and outstanding immediately prior to this offering and            shares of preferred stock, par value $          per share, of which no shares are currently issued and outstanding. Immediately following the completion of this offering, we will have                      shares of common stock outstanding (including                      shares that will be dividended to our stockholders existing immediately prior to this offering, consisting of affiliates of First Reserve and certain members of senior management, assuming the underwriters do not exercise their over-allotment option). Immediately following completion of the offering, there will be no shares of preferred stock outstanding.

Common Stock

      Voting Rights. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

      Dividend Rights. Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our Board of Directors out of funds legally available to pay dividends. Dividends upon the common stock of the corporation may be declared by the board of directors at any regular or special meeting, and may be paid in cash, in property, or in shares of capital stock. Before payment of any dividend, there may be set aside out of any of our funds available for dividends, such sums as the board of directors deems proper as reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any of our property, or for any proper purpose, and the board of directors may modify or abolish any such reserve. Our senior secured credit facility and the indenture governing the senior subordinated notes impose restrictions on our ability to declare dividends with respect to our common stock.

      Liquidation Rights. Upon liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of the assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding preferred stock.

      Other Matters. The common stock has no preemptive or conversion rights and is not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

  Preferred Stock

      Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

•	whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

      Anti-Takeover Effects of Certain Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

      Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which are summarized in the following paragraphs, may have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Removal of Directors; Vacancies

      Our amended and restated certificate of incorporation and amended and restated bylaws provide that unless otherwise provided in the stockholders agreement, (i) prior to the date on which First Reserve ceases to own at least 40% of all the then outstanding shares of stock, directors may be removed for any reason upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) on and after the date First Reserve ceases to own at least 40% of all the then outstanding shares of stock, directors may be removed only for cause and only upon the affirmative vote of holders of at least 75% of the voting power of all the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and amended and restated bylaws also provide that unless otherwise provided in the stockholders agreement, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, although less than a quorum.

No Cumulative Voting

      The Delaware General Corporation Law (“DGCL”) provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation does not expressly provide for cumulative voting.

Calling of Special Meetings of Stockholders

      Our amended and restated bylaws provide that special meetings of our stockholders may be called at any time by the board of directors or a committee of the board of directors which has been designated by the board of directors.

Stockholder Action by Written Consent

      The DGCL permits stockholder action by written consent unless otherwise provided by amended and restated certificate of incorporation. Our amended and restated certificate of incorporation precludes stockholder action by written consent after the date on which First Reserve ceases to own at least 40% of all the then outstanding shares of stock.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

      Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

      Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the date on which we first mailed our proxy materials for the preceding year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. These provisions may impede stockholders’ ability to bring matters before an annual meeting of stockholders or make nominations for directors at an annual meeting of stockholders.

Supermajority Provisions

      The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our amended and restated certificate of incorporation provides that the following provisions in the amended and restated certificate of incorporation and amended and restated bylaws may be amended only by a vote of at least 75% of the voting power of all of the outstanding shares of our stock entitled to vote:

•	the removal of directors;

•	the limitation on stockholder action by written consent;

•	the ability to call a special meeting of stockholders being vested solely in our board of directors and any committee of the board of directors which has been designated by the board of directors;

•	the advance notice requirements for stockholder proposals and director nominations; and

•	the amendment provision requiring that the above provisions be amended only with a 75% supermajority vote.

      In addition, our amended and restated certificate of incorporation grants our board of directors the authority to amend and repeal our amended and restated bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation.

Limitations on Liability and Indemnification of Officers and Directors

      The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. Our amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages for actions taken as a director,

•	for breach of duty of loyalty;

•	for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•	under Section 174 of the DGCL (unlawful dividends); or

•	for transactions from which the director derived improper personal benefit.

      Our amended and restated certificate of incorporation and amended and restated bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors’ and officers’ insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

      The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

      There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Delaware Anti-takeover Statute

      We have opted out of Section 203 of the DGCL. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These restrictions generally prohibit or delay the accomplishment of mergers or other takeover or change-in-control attempts.

Transfer Agent and Registrar

      Citibank, N.A. will be the transfer agent and registrar for our common stock.

Listing

      We intend to apply to list our common stock on the New York Stock Exchange under the symbol “DRC.”

Authorized but Unissued Capital Stock

      The DGCL does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply so long as our common stock is listed on the New York Stock Exchange, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock.

These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

      One of the effects of the existence of unissued and unreserved common stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has not been any public market for our common stock, and we cannot predict what effect, if any, market sales of shares of common stock or the availability of shares of common stock for sale will have on the market price of our common stock. Nevertheless, sales of substantial amounts of common stock in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our common stock and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

      Upon the closing of this offering, we will have outstanding an aggregate of approximately            million shares of common stock, including an additional                      shares that may be issued upon the exercise of the underwriters’ over-allotment option. Of the outstanding shares, the shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our “affiliates,” as that term is defined under Rule 144 of the Securities Act, may be sold only in compliance with the limitations described below. The remaining outstanding shares of common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 144(k) under the Securities Act, which are summarized below.

      Under our Stockholders Agreement, we may be required to register the sale of our shares held by First Reserve and certain management stockholders. Under the Stockholders Agreement, First Reserve has the right to request us to register the sale of its shares and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, First Reserve and certain management stockholders will have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by First Reserve or initiated by us. Immediately after this offering, First Reserve will own            million shares entitled to these registration rights and management will own            million shares entitled to these registration rights. See “Certain Related Party Transactions — Stockholders Agreement.”

Registration Rights Agreement

      The registration rights agreement provides that, in connection with a public offering and sale, First Reserve will, in certain circumstances, have the ability to require us to register its shares of our common stock. In addition, in connection with other registered offerings by us, existing holders of shares of our common stock will have the ability to exercise certain piggyback registration rights with respect to such shares.

Rule 144

      Subject to the lock-up agreements described below and the volume limitations and other conditions under Rule 144, additional shares of our common stock will be available for sale in the public market pursuant to exemptions from registration requirements as follows:

Number of Shares	Date

After days from the date of this prospectus (subject to volume limitations and other conditions under Rule 144)

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares of our common stock for at least one year is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the then-outstanding shares of common stock; and

•	the average weekly reported volume of trading in the common stock on the New York Stock Exchange during the four calendar weeks preceding the date on which notice of sale is filed, subject to restrictions.

      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)

      In addition, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, would be entitled to sell those shares under Rule 144(k) without regard to the manner of sale, public information, volume limitation or notice requirements of Rule 144. To the extent that our affiliates sell their shares, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate. For so long as D-R Interholding, LLC controls us, it will be deemed to be our affiliate under Rule 144(k) and may not rely on the exemption from registration under Rule 144(k).

Lock-Up Agreements

      In connection with this offering, we, D-R Interholding, LLC and all of our stockholders existing prior to this offering have agreed with the underwriters, subject to certain exceptions, not to sell, dispose of or hedge any of our common stock or securities convertible into or exchangeable for shares of common stock, during the period ending 180 days after the date of this prospectus, except with the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. See “Underwriting.”

CERTAIN UNITED STATES FEDERAL INCOME AND ESTATE TAX

CONSEQUENCES TO NON-U.S. HOLDERS

      The following discussion is a summary of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder.

      A “non-U.S. holder” means a beneficial owner of our common stock (other than a partnership) that is not for United States federal income tax purposes any of the following:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

      This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of United States federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, it does not represent a detailed description of the United States federal income and estate tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws (including if you are a United States expatriate, “controlled foreign corporation,” “passive foreign investment company,” corporation that accumulates earnings to avoid United States federal income tax or an investor in a partnership or other pass-through entity). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

      If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

      If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income and estate tax consequences to you of the ownership of the common stock, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

Dividends

      If distributions are paid on shares of our common stock, such distributions will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a non-U.S. Holder’s adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. See “— Gain on Disposition of Common Stock.” Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided that certain certification and disclosure requirements are satisfied. Instead, such dividends are generally subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

      A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

      A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

      Any gain realized on the disposition of our common stock generally will not be subject to United States federal income or withholding tax unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

      An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty.

      We believe we are not and do not anticipate becoming a “United States real property holding corporation” for United States federal income tax purposes.

Federal Estate Tax

      Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for United States federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise.

Information Reporting and Backup Withholding

      We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

      A non-U.S. holder will be subject to backup withholding for dividends paid to such non-U.S. holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

      Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s United States federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

UNDERWRITING

      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, each of the underwriters named below have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated in the table below. Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc. are acting as joint book-running managers and, together with                     , are acting as representatives of the underwriters named below.

Underwriters	Number of Shares

Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.

Total

      The underwriters are offering the common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of           additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to specified conditions, to purchase approximately the same percentage of additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

      The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by Dresser-Rand Group Inc. Such amounts are shown assuming both no exercise and full exercise by the underwriters of their over-allotment option.

Paid by Dresser-Rand Group Inc.	No Exercise	Full Exercise

Per Share	$	$
Total	$	$

      The expenses of this offering payable by us, not including the underwriting discounts and commissions, are estimated at $          .

      The underwriters have informed us that they do not intend sales to accounts over which any such underwriter exercises discretionary authority to exceed five percent of the total number of shares of common stock offered by them.

      We intend to apply to list the common stock on the New York Stock Exchange under the symbol “DRC”.

      We, D-R Interholding, LLC and all of our stockholders existing prior to this offering have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated and Citigroup Global Markets Inc.

on behalf of the underwriters, none of us will, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any share of common stock or any securities convertible into or exercisable or exchangeable for common stock or file any registration statement under the Securities Act of 1933 with respect to the foregoing; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

      The restrictions described in the previous paragraph do not apply to:

•	the sale of shares to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	grants, issuances, or exercises under our existing employee benefits plans;

•	the issuance of common stock in connection with the acquisition of, or joint venture with, another company;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	transfers by any person other than us of shares of common stock or any security convertible, exchangeable for or exercisable into common stock as a bona fide gift or gifts as a result of operation of law or testate or in testate succession, provided that such transferee agrees to be bound by the restrictions described in the previous paragraph;

•	transfers by any person other than us to a trust, partnership, limited liability company or other entity, all of the beneficial interests of which are held, directly, or indirectly by such person, provided that such transferee agrees to be bound by the restrictions described in the previous paragraph; or

•	distributions by any person other than us of shares of common stock or any security convertible, exchangeable for or exercisable into common stock to limited partners or stockholders of such person, provided that such distributee agrees to be bound by the restrictions described in the previous paragraph.

      Prior to this offering, there has been no public market for the common stock. The initial public offering will be negotiated between us and the representatives of the underwriters. The factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be Dresser-Rand Group Inc.’s historical performance, the business prospects of Dresser-Rand Group Inc., an assessment of Dresser-Rand Group Inc.’s management and the consideration of the above factors in relation to market valuation of companies in related businesses, and the price-earnings ratios, market prices of securities and other quantitative and qualitative data relating to such businesses.

      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is “covered” if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a “naked” short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common stock in the open market to stabilize the price of the common stock. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions, or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of Dresser-Rand Group Inc.’s stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares of common stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Dresser-Rand Group Inc.; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

      A prospectus in electronic format may be made available by one or more underwriters. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead manager to underwriters that may make distributions on the same basis as other allocations.

      From time to time, some of the underwriters and their affiliates have provided, and may continue to provide, investment banking and commercial banking services to us for fees and commissions that we believe are customary. Citicorp North America, Inc. acts as administrative agent, Citigroup Global Markets Inc. acts as joint lead arranger and joint book manager and Morgan Stanley Senior Funding, Inc. acts as joint lead arranger, joint book manager and co-syndication agent under our senior secured credit facility.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

VALIDITY OF THE SHARES
      The validity of the issuance of the shares of common stock to be sold in this offering will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Shearman & Sterling LLP, New York, New York will act as counsel to the underwriters.
EXPERTS
      The consolidated financial statements as of December 31, 2004 and for the period from October 30, 2004 through December 31, 2004, and the combined financial statements as of December 31, 2003 and for the period from January 1, 2004 through October 29, 2004 and for each of the two years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of our common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and exhibits and schedules. For further information with respect to us and the shares of our common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Exchange Act. After the offering of the shares of our common stock, we will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement and the exhibits and schedules to the registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

DRESSER-RAND GROUP, INC.
Index to Consolidated Financial Statements (Successor)
and Combined Financial Statements (Predecessor)

Page

Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Financial Statements and Predecessor Combined Financial Statements
Consolidated Statement of Operations (Successor) for the period from October 30, 2004 through December 31, 2004 and Combined Statements of Operations (Predecessor) for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002
F-4
Consolidated Balance Sheet (Successor) at December 31, 2004 and Combined Balance Sheet (Predecessor) at December 31, 2003	F-5
Consolidated Statement of Cash Flows (Successor) for the period from October 30, 2004 through December 31, 2004 and Combined Statements of Cash Flows (Predecessor) for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002
F-6
Consolidated Statement of Changes in Stockholders’ Equity (Successor) for the period from October 30, 2004 through December 31, 2004 and Combined Statements of Changes in Ingersoll-Rand Company Limited Partnership Interest (Predecessor) for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002
F-7
Notes to Consolidated and Combined Financial Statements	F-9

Report of Independent Registered Public Accounting Firm
To the Directors and Stockholders of
Dresser-Rand Group Inc.
      In our opinion, the consolidated balance sheet and the related consolidated statements of operations, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Dresser-Rand Group Inc. (Successor) at December 31, 2004 and the consolidated results of its operations and cash flows for the period from October 30, 2004 through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the period from October 30, 2004 through December 31, 2004 listed in the index appearing under item 16 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Buffalo, New York
May 12, 2005

Report of Independent Registered Public Accounting Firm
To the Directors and Stockholders of
Dresser-Rand Group Inc.
      In our opinion, the combined balance sheet and the related combined statements of operations, changes in Ingersoll-Rand Company Limited partnership interest and cash flows present fairly, in all material respects, the financial position of Dresser-Rand Company (Predecessor), a wholly owned partnership of Ingersoll-Rand Company Limited, at December 31, 2003 and the combined results of their operations and cash flows for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002 listed in the index appearing under item 16 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related combined financial statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Buffalo, New York
May 12, 2005

DRESSER-RAND GROUP INC.
CONSOLIDATED STATEMENT OF OPERATIONS (SUCCESSOR)
AND COMBINED STATEMENTS OF OPERATIONS (PREDECESSOR)

	Successor	Predecessor

			Year Ended
	Period from	Period from	December 31,
	October 30 through	January 1 through
	December 31, 2004	October 29, 2004	2003	2002

	(In thousands of dollars, except per share information)
Net sales of products to third parties	$155,993	$544,794	$1,124,267	$837,417
Net sales of services to third parties	43,914	167,689	207,975	189,336
Net sales to affiliates	—	1,845	1,439	1,841
Other operating revenue	—	1,167	1,669	2,759

Total revenues	199,907	715,495	1,335,350	1,031,353

Cost of products sold	117,991	411,665	971,893	722,308
Cost of services sold	31,573	125,088	159,236	142,313
Cost of products sold, affiliates	—	1,289	918	1,237

Total cost of products and services sold	149,564	538,042	1,132,047	865,858

Gross Profit	50,343	177,453	203,303	165,495
Selling and administrative expenses	21,499	122,700	156,129	138,484
Research and development expenses	1,040	5,670	8,107	8,044
Write-off of purchased in-process research and development assets	1,800	—	—	—
Restructuring charges	—	—	—	5,185

Income from operations	26,004	49,083	39,067	13,782
Interest income (expense), net	(9,654)	3,156	1,938	(776)
Other income (expense), net	(1,846)	1,882	(9,202)	15,000

Income before income taxes	14,504	54,121	31,803	28,006
Provision for income taxes	7,275	11,970	11,438	11,910

Net income	$7,229	$42,151	$20,365	$16,096

Weighted average common shares outstanding — basic and diluted	100,115,080

Net income per common share	$0.07

The accompanying notes are an integral part of the consolidated and combined financial statements

DRESSER-RAND GROUP INC.
CONSOLIDATED BALANCE SHEET (SUCCESSOR)
AND COMBINED BALANCE SHEET (PREDECESSOR)

	Successor	Predecessor
	December 31,	December 31,
	2004	2003

	(In thousands of dollars
	except for shares)
ASSETS
Current assets
Cash and cash equivalents	$111,500	$41,537
Marketable securities at market	—	1,037
Accounts receivable, less allowance for doubtful accounts of $15,110 and $12,427 at 2004 and 2003	264,938	242,021
Inventories, net	175,873	133,425
Prepaid expenses	14,256	15,665
Due from affiliates	—	105,346
Loans due from affiliates	—	122,841
Deferred income taxes	7,445	10,498

Total current assets	574,012	672,370
Investments in and advances to partially owned equity companies	12,989	9,059
Property, plant and equipment, net	226,764	101,438
Goodwill	423,330	10,214
Intangible assets, net	479,587	254,412
Deferred income taxes	—	14,565
Other assets	34,392	1,817

Total assets	$1,751,074	$1,063,875

LIABILITIES AND STOCKHOLDERS’ EQUITY/PARTNERSHIP INTEREST
Current liabilities
Accounts payable and accruals	$271,275	$291,830
Customer advance payments	38,661	18,700
Income taxes payable	12,977	7,081
Loans due to affiliates	—	14,811
Loans payable	2,734	3,716
Current maturities of long-term debt	4,015	—

Total current liabilities	329,662	336,138
Deferred income taxes	27,287	—
Postemployment and other employee benefit liabilities	111,640	147,852
Long-term debt	396,664	213
Senior subordinated notes	420,000	—
Other noncurrent liabilities	12,924	14,637

Total liabilities	1,298,177	498,840

Commitments and contingencies (Notes 12, 13, 14, 15, 17 and 21)
Stockholders’ Equity/ Partnership Interest
Partnership interest	—	631,640
Common stock, $0.01 par value, 101,200,000 shares authorized, 100,908,116 shares issued and outstanding, respectively	1,009	—
Additional paid-in capital	436,175	—
Retained earnings	7,229	—
Accumulated other comprehensive income (loss)	8,484	(66,605)

Total stockholders’ equity/partnership interest	452,897	565,035

Total liabilities and stockholders’ equity/partnership interest	$1,751,074	$1,063,875

The accompanying notes are an integral part of the consolidated and combined financial statements

DRESSER-RAND GROUP INC.
CONSOLIDATED STATEMENT OF CASH FLOW (SUCCESSOR)
AND COMBINED STATEMENTS OF CASH FLOW (PREDECESSOR)

		Predecessor
	Successor

			Year Ended
	Period from	Period from	December 31,
	October 30 through	January 1 through
	December 31, 2004	October 29, 2004	2003	2002

	(In thousands of dollars)
Cash flows from operating activities
Net income	$7,229	$42,151	$20,365	$16,096
Adjustments to arrive at net cash provided by operating activities:
Restructuring charges	—	—	—	3,704
Depreciation and amortization	16,269	22,715	29,109	33,822
(Gain)/loss on sale of property, plant and equipment	—	(1,031)	(31)	(642)
Gain on insurance recoveries	—	—	—	(10,145)
Provision for losses on accounts receivable	327	3,139	3,001	2,473
Provision (net adjustment) for losses on inventory	1,780	6,953	5,581	5,708
Write off of purchased in-process research and development assets	1,800	—	—	—
Minority interest, net of dividends	51	(1,247)	(110)	(555)
Equity (earnings)/losses, net	(194)	1,013	(1,150)	(1,235)
Deferred income taxes	(974)	633	(4,901)	945
Other	452	—	—	—
(Increase) decrease in:
Accounts receivable	(30,377)	51,074	(15,324)	(5,173)
Inventories	600	(37,818)	127,410	(35,647)
Other current and noncurrent assets	1,248	(4,469)	1,288	(10,287)
Increase (decrease) in:
Accounts payable	4,664	(12,976)	(36,835)	27,487
Other current and noncurrent liabilities	15,073	(12,408)	(77,440)	15,478

Net cash provided by operating activities	17,948	57,729	50,963	42,029

Cash flows from investing activities
Capital expenditures	(1,791)	(7,701)	(7,590)	(13,670)
Acquisition	(1,125,148)	—	—	—
Proceeds from insurance recoveries	—	—	—	10,145
Proceeds from sales of property, plant and equipment	—	1,757	560	4,487
(Increase) decrease in marketable securities	—	1,037	(59)	2,851

Net cash provided by (used in) investing activities	(1,126,939)	(4,907)	(7,089)	3,813

Cash flows from financing activities
Proceeds from short-term borrowings	—	—	462	3,073
Payments of short-term borrowings	—	(993)	—	—
Proceeds from issuance of 7 3/8% Senior Notes	420,000	—	—	—
Proceeds from long-term debt	395,033	43	—	463
Cash paid for debt issuance costs	(33,498)	—	—	—
Proceeds from revolver	5,000	—	—	—
Payments of revolver	(5,000)	—	—	—
Payments of long-term debt	(1,013)	(65)	(520)	—
Issuance of common stock	437,109	—	—	—
Change in due to (from) unconsolidated affiliates	(532)	(45,918)	(63,429)	(14,120)
Dividends paid	—	(5,097)	—	(8,175)

Net cash provided by (used in) financing activities	1,217,099	(52,030)	(63,487)	(18,759)

Effect of exchange rate changes on cash and cash equivalents	3,392	1,930	1,531	1,159

Net increase (decrease) in cash and cash equivalents	111,500	2,722	(18,082)	28,242
Cash and cash equivalents, beginning of the period	—	41,537	59,619	31,377

Cash and cash equivalents, end of period	$111,500	$44,259	$41,537	$59,619

The accompanying notes are an integral part of the consolidated and combined financial statements

DRESSER-RAND GROUP INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (SUCCESSOR)
AND COMBINED STATEMENTS OF CHANGES IN INGERSOLL-RAND COMPANY LIMITED PARTNERSHIP INTEREST (PREDECESSOR)

				Accumulated
				Other	Total
	Common	Additional	Retained	Comprehensive	Comprehensive
	Stock	Paid-in Capital	Earnings	Income (Loss)	Income (Loss)	Total

	(In thousands of dollars)
Successor
At October 30, 2004	$—	$—	$—	$—	—	$—
Issuance of 100,609,287 shares of common stock to D-R Interholdings LLC (adjusted to reflect the 1,006,092.87 to 1 stock split effected February 11, 2005)	1,006	434,806	—	—	—	435,812
Issuance of 298,829 shares of common stock to employees (adjusted to reflect the 1,006,092.87 to 1 stock split effected February 11, 2005)	3	1,294	—	—	—	1,297
Stock based employee compensation	—	75				75
Net income	—	—	7,229	—	$7,229	—
Other comprehensive income (loss)
Minimum pension liability, net of tax of $590	—	—	—	(922)	(922)	—
Currency translation	—	—	—	9,406	9,406	—

Total comprehensive income	—	—	—	—	$15,713	15,713

At December 31, 2004	$1,009	$436,175	$7,229	$8,484		$452,897

The accompanying notes are an integral part of the consolidated and combined financial statements

DRESSER-RAND GROUP INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY (SUCCESSOR)
AND COMBINED STATEMENTS OF CHANGES IN INGERSOLL-RAND COMPANY LIMITED PARTNERSHIP INTEREST (PREDECESSOR)

		Accumulated
		Other	Total
	Partnership	Comprehensive	Comprehensive
	Interest	Income (Loss)	Income (Loss)	Total

	(In thousands of dollars)
Predecessor
At January 1, 2002	$603,354	$(14,904)	—	$588,450
Dividends	(8,175)	—	—	(8,175)
Net income	16,096	—	$16,096	—
Other comprehensive income (loss)
Minimum pension liability, net of tax of $4,217	—	(77,692)	(77,692)	—
Currency translation	—	7,284	7,284	—
Derivatives qualifying as cash flow hedges, net of tax of $387	—	747	747	—

Total comprehensive loss	—	—	$(53,565)	(53,565)

At December 31, 2002	611,275	(84,565)	—	526,710
Net income	20,365	—	$20,365	—
Other comprehensive income (loss)
Minimum pension liability, net of tax of $1,199	—	939	939	—
Currency translation	—	17,074	17,074	—
Derivatives qualifying as cash flow hedges, net of tax of $16	—	(53)	(53)	—

Total comprehensive income			$38,325	38,325

At December 31, 2003	631,640	(66,605)	—	565,035
Dividends	(5,097)			(5,097)
Net income	42,151	—	$42,151	—
Other comprehensive income (loss)
Minimum pension liability, net of tax of $577	—	(4,973)	(4,973)	—
Currency translation	—	11,582	11,582	—
Derivatives qualifying as cash flow hedges, net of tax of $230	—	(694)	(694)	—

Total comprehensive income	—	—	$48,066	48,066

At October 29, 2004	$668,694	$(60,690)		$608,004

The accompanying notes are an integral part of the consolidated and combined financial statements

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

1.	Business Activities and Basis of Presentation

Successor
      Dresser-Rand Group Inc., a company incorporated on October 1, 2004 in the State of Delaware and its subsidiaries (the “Company” or the “Successor”), commenced operations on October 30, 2004. The Company is engaged in the design, manufacture, services, sale and servicing of gas compressors, gas and steam turbines, gas expanders and associated control panels.
      The Company is a majority-owned subsidiary of D-R Interholding, LLC, which is a wholly-owned subsidiary of Dresser-Rand Holdings, LLC. Dresser-Rand Holdings, LLC is owned by First Reserve Fund IX, L.P., and First Reserve Fund X, L.P. (collectively “First Reserve”) and certain members of management.

Predecessor
      Dresser-Rand Company (the “Predecessor”) was initially formed on December 31, 1986, when Dresser Industries, Inc. and Ingersoll-Rand entered into a partnership agreement for the formation of Dresser-Rand Company, a New York general partnership owned 50% by Dresser Industries, Inc. and 50% by Ingersoll-Rand. On October 1, 1992, Dresser Industries, Inc. purchased a 1% equity interest from Dresser-Rand Company. In September 1999, Dresser Industries, Inc. merged with Halliburton Industries. On February 2, 2000, a wholly owned subsidiary of Ingersoll-Rand purchased Halliburton Industries’ 51% interest in Dresser-Rand Company.

The Acquisition
      On October 29, 2004, pursuant to a purchase agreement with Dresser-Rand Holdings, LLC, dated August 25, 2004 (the “Equity Purchase Agreement”), the Company acquired from Ingersoll-Rand Company Limited (“IR”) Dresser-Rand Company and the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH for cash consideration of $1,125.1 million (the “Acquisition”), including estimated direct costs of the Acquisition of $10.4 million relating to investment banking, legal and other directly related charges. As of December 31, 2004, the Company had not yet received $32.9 million from IR relating to purchase price adjustments and had not yet paid $3.4 million relating to transaction costs, both of which are recorded on our balance sheet as of December 31, 2004 in accounts receivable and accounts payable and accruals, respectively. Subsequent to December 31, 2004, the Company collected all but $2.4 million of the receivable and paid substantially all of the accrued liability.
      The Equity Purchase Agreement contains customary provisions including representations and warranties as well as the terms on which the initial aggregate purchase price will be adjusted following the closing of the Acquisition. As of April 26, 2005, the Predecessor provided a Closing Working Capital Statement, which resulted in an estimated purchase price reduction of $2.4 million, which is subject to final approval and agreement from the Successor and is included in the purchase price estimate of $1,125.1 million. We anticipate the final agreement on the purchase price adjustment will be reached sometime during the second quarter of 2005. The purchase price was financed by (i) a $430 million equity investment from the Company’s parent company, Dresser-Rand Holdings, LLC, (ii) $395 million of term loans (see Note 11) and (iii) $420 million of senior subordinated notes (see Note 11).
      The Company accounted for the Acquisition using the purchase method of accounting in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” and accordingly, the Acquisition resulted in a new basis of accounting for the Successor. The Company allocated the estimated

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
purchase price based on the fair value of the assets acquired and liabilities assumed at the Acquisition date as follows:

(In thousands of dollars)
Assets acquired:
Accounts receivable, net	$193,944
Accounts receivable, other	32,863
Inventories	173,313
Prepaid expenses and other current assets	14,387
Property, plant and equipment	225,654
Goodwill	408,424
Intangible assets	490,519
Other assets	14,156

Total assets acquired	1,553,260

Liabilities assumed:
Accounts payable	94,898
Other current liabilities	159,984
Short term loans	2,731
Tax liabilities	44,920
Other non-current liabilities	125,579

Total liabilities assumed	428,112

Cash paid for Acquisition	$1,125,148

      The excess of the cost of the Company’s Acquisition of the Predecessor over the fair value of the net tangible and intangible assets acquired of $408.4 million has been allocated to goodwill, of which $272.2 million will not be deductible for income tax purposes. In accordance with SFAS No. 142, this goodwill will not be amortized but will be reviewed annually for impairment beginning in the third quarter of 2005.
      The Company used expectations of future cash flows and other methods to estimate the fair values and the estimated useful lives of the acquired intangible assets. The appraisal was completed in the second quarter of 2005. Of the $490.5 million of acquired intangible assets, (i) $224.8 million was assigned based on earnings yield by customer to customer relationships that have an estimated weighted average useful life of 40 years; (ii) $119.1 million was assigned using the relief from royalty method to existing technologies that have an estimated weighted average useful life of 25 years; (iii) $82.7 million was assigned using the relief from royalty method to trademarks that have an estimated weighted average useful life of 40 years; (iv) $30.6 million was assigned based on replacement cost to internally developed software that has an estimated weighted average useful life of 10 years; (v) $24.8 million was assigned using the income approach to order backlog that has an estimated weighted average useful life of 15 months; (vi) $4.4 million was assigned to a non-compete agreement that has an estimated weighted average useful life of 2 years by estimating the potential income losses that would result from the employee diverting sales to competitors; (vii) $2.3 million was allocated based on future income to a royalty agreement that has an estimated weighted average useful life of 14 months; and (viii) $1.8 million was assigned using a discounted future earnings

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
analysis to purchased in-process research and development that was written off immediately after the Acquisition. The estimated useful lives are based on the period on which the intangible assets are expected to contribute to the future cash flows. The fair value of inventory was determined by the Company to exceed the Predecessor’s historical basis by $7.4 million, which has been reflected in the purchase price allocation and will be written off over eight months.
      In connection with the Acquisition, IR agreed to pay the Successor for certain unfunded pension plans and retain certain other post-retirement obligations. The amount to be paid with respect to such pension plans was equal to the excess, if any, of the aggregate liabilities (based on certain assumptions as agreed between IR and the Successor) of the pension plans over the aggregate fair market value of the assets of the pension plans, each as determined on the date of the Acquisition. As of December 31, 2004, a receivable from IR of $25.8 million was recorded by the Company with respect to such pension plans. This amount was subsequently collected in 2005. Additionally, IR retained the post-retirement medical liability for all retirees and those employees who were retirement-eligible as of October 29, 2004.

IR Transition Services Agreement
      In connection with the Acquisition, the Company and IR entered into a transition services agreement as of the closing to facilitate the delivery of consistent services. In conjunction with the agreement, IR provides services as requested by the Company, including, amongst others, compensation delivery services, health and welfare administration, pension administration, legal services and other services, as agreed upon between the parties. All third party costs associated with the services are the Company’s responsibility, whether paid by IR or passed directly on to the Company.
      The provision of services commenced on October 30, 2004 and will terminate on the first anniversary of the closing date; provided, however, that the Company may cancel any service upon 30 days’ written notice of cancellation and IR may cease to provide a service upon 90 days’ written notice to us if IR ceases to provide such services to all of IR’s subsidiaries, divisions and business units. In the period from October 30, 2004 through December 31, 2004, IR charged the Company $0.1 million for transition services covered under the agreement.

Supply Agreement
      The Company entered into a supply agreement with IR, expiring on December 31, 2009, whereby the Company supplies IR with certain assembly units (an “FRG”) for IR’s “PET Star 4” product. There are no minimum order quantities under this agreement.

License Agreement
      As contemplated by the equity purchase agreement, the Company and Dresser-Rand S.A. agreed to certain covenants with and granted intellectual property rights related to the development of IR’s 250-kilowatt micro-turbine to IR Energy Systems Corporation and the Energy Systems Division of IR. Pursuant to the terms of the license agreement, Energy Systems was granted a perpetual, fully paid up, non-exclusive, worldwide right and license (without the right to sublicense) to practice and use any intellectual property owned by the Company or Dresser-Rand S.A. relating to the 250 kilowatt micro-turbines, and to manufacture, use, market and sell micro-turbines with a generating capacity of 1,000 kilowatts or less.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Basis of Presentation
      The accompanying financial statements for the periods prior to the Acquisition are labeled as “Predecessor” and the period subsequent to the Acquisition is labeled as “Successor”.
      The Successor consolidated financial statements include the operating results of the following entities:

Legal Entities	Country

D-R Central Service GmbH & Co. KG	Germany
D-R Holdings (France) S.A.S.	France
D-R Holdings (Germany) GmbH	Germany
D-R Holdings (Netherlands) B.V.	Netherlands
D-R Holdings Norway AS	Norway
D-R Management GmbH	Germany
Dresser-Rand & Enserv Services Sdn. Bhd.	Malaysia
Dresser-Rand (Nigeria) Ltd.	Nigeria
Dresser-Rand (SEA) Pte. Ltd.	Singapore
Dresser-Rand (SEA) Pte. Ltd.	Australia
Dresser-Rand (U.K.) Ltd.	UK
Dresser-Rand AS	Norway
Dresser-Rand Asia Pacific Sdn. Bhd.	Malaysia
Dresser-Rand Asia Pacific Sdn. Bhd.	Singapore
Dresser-Rand B.V.	Netherlands
Dresser-Rand Canada, Inc.	Canada
Dresser-Rand CIS	Moscow
Dresser-Rand Comercio e Industria Ltda.	Brazil
Dresser-Rand Company	United States of America
Dresser-Rand Company Ltd.	UK
Dresser-Rand Compressor (Suzhou) Ltd.	PRC
Dresser-Rand Compressor Co., Ltd. Shanghai (60% owned)	PRC
Dresser-Rand de Mexico S.A. de C.V.	Mexico
Dresser-Rand de Venezuela, S.A.	Venezuela
Dresser-Rand do Brasil, Ltda. (75% owned)	Brazil
Dresser-Rand Global Services, LLC	United States of America
Dresser-Rand GmbH	Germany
Dresser-Rand Holding (Delaware) LLC	United States of America
Dresser-Rand Holding Company	Venezuela
Dresser-Rand Holdings (U.K.) Ltd.	UK
Dresser-Rand India Private Limited	India
Dresser-Rand International B.V.	Netherlands
Dresser-Rand Italia S.r.1	Italy
Dresser-Rand Japan Ltd.	Japan
Dresser-Rand LLC	United States of America
Dresser-Rand Machinery Repair Belgie N.V.	Belgium

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Legal Entities	Country

Dresser-Rand Overseas Sales Company Ltd.	United States of America
Dresser-Rand Power LLC	United States of America
Dresser-Rand S.A.	France
Dresser-Rand S.A. Representative Office (Moscow)	Moscow
Dresser-Rand S.A. Representative Office (Uzbekistan)	Uzbekistan
Dresser-Rand s.r.o	Czech Republic
Dresser-Rand Sales Company S.A.	Switzerland
Dresser-Rand Services B.V.	Netherlands
Dresser-Rand Services, S. de R.L. de C.V.	Mexico
Dresser-Rand Services, S.a.r.1	Switzerland
Multiphase Power and Processing Technologies, LLC	United States of America
Paragon Engineers Services, Inc.	United States of America
PT Dresser-Rand Services Indonesia	Indonesia
Turbodyne Electric Power Corporation	United States of America
UZ-DR Service Center (51% owned)	Uzbekistan
      The accompanying consolidated financial statements include fair value adjustments to assets and liabilities, including inventory, goodwill, other intangible assets and property, plant and equipment. Also included is the corresponding effect these adjustments had to cost of sales, depreciation and amortization expenses. All revenues, costs, assets and liabilities directly attributable to the Company, along with the equity investments in Multiphase Power and Processing Technologies, LLC (USA) and Dresser-Rand & Enserv Services Sdn. Bhd. (Malaysia) have also been included in the consolidated financial statements.

Predecessor
      The Predecessor combined financial statements include the accounts of all wholly-owned and majority-owned subsidiaries of Dresser-Rand Company, as well as the operations of Dresser-Rand Canada, Inc. and Dresser-Rand GmbH, which were owned by IR, but were managed and operated by the Predecessor.

Legal Entities	Country

Dresser-Rand Company	United States of America
Dresser-Rand Canada, Inc.	Canada
Dresser-Rand Compressor Co., Ltd. Shanghai (60% owned)	China
Dresser-Rand de Mexico, S.A.	Mexico
Dresser-Rand Global Services, LLC	United States of America
Dresser-Rand Holding Company	United States of America
Dresser-Rand Asia Pacific Sdn. Bhd.	Malaysia
Dresser-Rand B.V.	Netherlands
Dresser-Rand Compressor (Suzhou) Ltd.	China
Dresser-Rand de Venezuela, S.A.	Venezuela
Dresser-Rand Japan, Ltd.	Japan
Dresser-Rand Overseas Sales Company	United States of America
Dresser-Rand Company Ltd.-UK	United Kingdom
Dresser-Rand (UK) Ltd.	United Kingdom
Dresser-Rand Sales Company S.A.	Switzerland

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Legal Entities	Country

Dresser-Rand Services, S.a.r.l	Switzerland
Turbodyne Electric Power Corporation	United States of America
Dresser-Rand India Private Limited	India
Dresser-Rand International B.V.	Netherlands
Dresser-Rand Italia S.r.l	Italy
Dresser-Rand Machinery Repair Belgie N.V.	Belgium
Dresser-Rand Power, Inc.	United States of America
Dresser-Rand A/ S	Norway
Dresser-Rand Comercio e Industria Ltda.	Brazil
Dresser-Rand (SEA) Pte. Ltd.	Singapore
Dresser-Rand S.A. — France	France
Dresser-Rand Services B.V.	Netherlands
Dresser-Rand s.r.o.	Czech Republic
PT Dresser-Rand Services Indonesia	Indonesia
Dresser-Rand Services S.de R.L.	Mexico
Dresser-Rand do Brasil, Ltda. (75% owned)	Brazil
Dresser-Rand Ltd.	Nigeria
UZ-DR Service Center Uzneftegazmash (51% owned)	Uzbekistan
Dresser-Rand GmbH	Germany
      The Predecessor combined financial statements include all revenues, costs, assets and liabilities directly attributable to the Predecessor, along with the equity investments in Multiphase Power and Processing Technologies, LLC (USA) and Dresser-Rand & Enserv Services Sdn. Bhd. (Malaysia). Allocation of costs for facilities, functions and certain services performed by IR on behalf of the Predecessor, including environmental and other risk management, internal audit, transportation services, administration of benefit and insurance programs and certain tax, legal, accounting and treasury functions have been made on the basis described in Note 3. All of the allocations and estimates in the combined financial statements are based on assumptions that the management of the Company and IR believe are reasonable.
      Certain reclassifications have been made to the financial statements to ensure consistency in reporting and conformity between periods as follows: (i) the revenue and cost of sales to third parties was further classified as either sales of products or sales of services; and (ii) within cost of sales section, research and development expenses have been reclassified below gross profit.

2.	Summary of Significant Accounting Policies
      A summary of significant accounting policies used in the preparation of the accompanying financial statements follows:

Principles of Consolidation
      The consolidated financial statements include the accounts and activities of the Company and its subsidiaries. Partially owned equity companies are accounted for under the equity method. All material intercompany transactions between entities included in the consolidated financial statements have been eliminated.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Principles of Combination
      The combined financial statements include the accounts and activities of the Predecessor. Partially owned equity companies are accounted for under the equity method. All material intercompany transactions between entities included in the combined financial statements have been eliminated. Transactions between the Predecessor and IR and its affiliates are herein referred to as “related party” or “affiliated” transactions. Such transactions have not been eliminated.

Use of Estimates
      In conformity with accounting principles generally accepted in the United States of America, management has used estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Significant estimates include reserves for doubtful accounts, depreciation and amortization, inventory adjustments related to lower of cost or market, valuation of assets including goodwill and other intangible assets, product warranties, sales allowances, taxes, pensions, post employment benefits, contract losses, penalties, environmental, product liability, self insurance programs and other contingencies. Actual results could differ from those estimates.

Cash and Cash Equivalents
      The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist principally of money market accounts.

Marketable Securities
      The Company’s marketable securities have historically consisted of equity securities, all of which are held for varying and indefinite periods of time, pursuant to maturity dates, market conditions and other factors. It is the Company’s intent to maintain a liquid portfolio to take advantage of investment opportunities; therefore, all marketable securities are considered available for sale and are classified as current assets. Accordingly, the securities are stated at fair value, which at December 31, 2003 approximated the carrying value of the securities. Actual sales of securities resulting in realized gains and losses on marketable securities are included in the statement of income, as a component of “Other income (expense)” and are derived using the specific identification method for determining the cost of securities.

Allowance for Doubtful Accounts
      The Company establishes an allowance for estimated bad debts by applying specified percentages to the adjusted receivable aging categories. The percentage applied against the aging categories increases as the accounts become further past due. Accounts in excess of 360 days past due are generally fully reserved. In addition, the reserves are periodically reviewed for specific customer accounts identified as known collection problems due to insolvency, disputes or other collection issues.

Inventories
      Inventories are stated at cost, which is not in excess of net realizable value. Cost is based on the first-in, first-out, (FIFO) method. Provision is made for slow-moving, obsolete or unusable inventory.

Property, Plant and Equipment
      Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation expense is computed principally using the straight-line method over the estimated useful lives of the assets. The useful

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
lives of buildings range from 30 years to 50 years; the useful lives of machinery and equipment range from 5 years to 12 years. Maintenance and repairs are expensed as incurred.

Impairment of Long-Lived Assets
      In August 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets”. This standard requires that long-lived assets, such as property and equipment and purchased intangibles subject to amortization, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by a comparison of the carrying amount of an asset group to the estimated undiscounted future cash flows expected to be generated by the asset group. If the carrying amount of an asset group exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset group exceeds the fair value of the asset group. Under this standard, the Predecessor and the Successor have not been required to recognize impairment of long-lived assets.

Intangible Assets
      Effective January 1, 2002, the Predecessor adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under the provisions of this standard, goodwill and intangible assets deemed to have indefinite lives are no longer subject to amortization, but rather are tested for impairment at least annually. SFAS No. 142 requires a two-step goodwill impairment test whereby the first step, used to identify potential impairment, compares the fair value of a reporting unit with its carrying amount including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not impaired and the second test is not performed. The second step of the impairment test is performed when required and compares the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss shall be recognized in an amount equal to that excess. SFAS No. 142 requires the carrying value of nonamortizable intangible assets to be compared to the fair value, with any excess of carrying value over fair value to be recognized as an impairment loss in continuing operations.
      In connection with the adoption of SFAS No. 142, the Predecessor recognized no impairment of goodwill or intangible assets with indefinite lives. The Predecessor performed its annual assessment during the third quarters of 2003 and 2004, using two reporting units for the goodwill test. The Successor will perform its annual assessment of its goodwill, approximately $423.3 million, during the third quarter of 2005.
      The Company amortizes its intangible assets with finite lives over their estimated useful lives and reviews them for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable pursuant to SFAS No. 144. See Note 8 for additional details regarding the components of intangible assets.

Income Taxes

Successor:
      The Successor is a U.S. corporation holding 100% of the interest in the former partnership. All of the Successor’s operations are subject to tax in either the U.S. or a foreign jurisdiction. In preparing its consolidated financial statements, the Successor determined the tax provision for each of its operations on a country-by-country basis. Deferred taxes are provided on operating loss and credit carryforwards and temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance is established for deferred tax assets when it is more likely than not that a portion of the assets will not be realized.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Predecessor:
      The Predecessor is a partnership and generally did not provide for U.S. incomes taxes since all partnership income and losses were allocated to IR for inclusion in its income tax returns; however, a substantial portion of the Predecessor’s operations were subject to U.S. or foreign income taxes. In preparing its combined financial statements, the Predecessor determined the tax provision for those operations on a separate return basis. Deferred taxes were provided on operating loss and credit carryforwards and temporary differences between assets and liabilities for financial reporting and tax purposes as measured by enacted tax rates expected to apply when temporary differences are settled or realized. A valuation allowance was established for deferred tax assets when it was more likely than not that a portion of the assets would not be realized.

Product Warranty
      Warranty accruals are recorded at the time the products are sold and are estimated based upon product warranty terms and historical experience. Warranty accruals are adjusted for known or anticipated warranty claims as new information becomes available.

Environmental Costs
      Environmental expenditures relating to current operations are expensed or capitalized as appropriate. Expenditures relating to existing conditions caused by past operations, which do not contribute to current or future revenues, are expensed. Costs to prepare environmental site evaluations and feasibility studies are accrued when the Company commits to perform them. Liabilities for remediation costs are recorded when they are probable and reasonably estimable, generally no later than the completion of feasibility studies or the Company commitment to a plan of action. The assessment of this liability, which is calculated based on existing technology, does not reflect any offset for possible recoveries from insurance companies and is not discounted.

Revenue Recognition
      A significant portion of the Company’s sales are made pursuant to written contractual arrangements to design, develop, manufacture and/or modify complex products to the specifications of its customers, or to provide services related to the performance of such contracts. These contracts are accounted for in accordance with American Institute of Certified Public Accountants Statement of Position 81-1, “Accounting for the Performance of Construction-Type and certain Production-Type Contracts,” and revenues and profits recognized using the completed contract method of accounting. Under this method, revenue and profits on contracts are recorded when the contracts are complete or substantially complete. Provisions for anticipated losses on contracts are recorded in the period in which they become evident. Contracts normally take between nine and twelve months to complete. Revenue from field services is recognized as the service is performed. Revenue from repair services is recognized when the repaired unit is shipped and title and risk of loss are transferred to the customer.
      The Company recognizes revenue and related cost of goods sold on a gross basis for equipment purchased as specified by the customer that is installed into the Company’s new units in accordance with Emerging Issues Task Force No. 99-19 “Reporting Revenue Gross as a Principal versus Net as an Agent.”
      Customer progress payments in excess of the related investment in inventory are held as customer advance payments in accounts payable and accruals.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

Research and Development Costs
      Research and development expenditures, including qualifying engineering costs, are expensed when incurred.

Distribution and Shipping Costs
      Amounts billed to customers for shipping and handling are classified as net sales of products and other operating revenues. Amounts incurred for shipping and handling are included in costs of products sold.

Comprehensive Income (Loss)
      Comprehensive income (loss) includes net income and other comprehensive income (loss), which includes, foreign currency translation adjustments, amounts relating to cash flow hedges, net of tax, and additional minimum pension liability adjustments, net of tax.

Foreign Currency
      Assets and liabilities of non-U.S. entities, where the local currency is the functional currency, are translated at year-end exchange rates and income and expenses are translated using average-for-the-year exchange rates. Adjustments resulting from translation are recorded in accumulated other comprehensive income and are included in net earnings only upon sale or liquidation of the underlying foreign investment.
      For non-U.S. entities where the U.S. dollar is the functional currency, inventory and property balances and related income statement accounts are translated using historical exchange rates, and resulting gains and losses are credited or charged to net earnings.

Stock-based Compensation
      In connection with, but shortly after, the closing of the Acquisition, several of the Company’s executive officers acquired common units in Dresser-Rand Holdings, LLC at the same price paid per unit by funds affiliated with First Reserve in connection with the Acquisition. Executives who purchased common units were also issued profit units (see Note 16) in Dresser-Rand Holdings, LLC, which permit them to share in appreciation in the value of the Company’s shares. The accounting for the profit units is defined and described more fully in Note 16, Incentive Stock Plans.
      The Company recognizes compensation cost for awards with only service conditions that have graded vesting schedule on a straight-line basis over the requisite service period for the entire award. However, the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the award that is vested at that date.
      The Predecessor participated in several of IR’s stock-based employee compensation plans, which are described more fully in Note 16. IR accounted for these plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees.”
      The following table illustrates the effect on net income of the Predecessor if IR had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” in accordance with SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure”, to stock-based

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
employee compensation. Stock options granted by the Predecessor to employees were for the purchase of Class A common stock of IR and remained obligations solely of IR following the transaction.

	Predecessor

	Period from
	January 1	Year Ended
	through	December 31,
	October 29,
	2004	2003	2002

	(In thousands of dollars)
Net income, as reported	$42,151	$20,365	$16,096
Add: Stock-based employee compensation expense included in reported net income, net of tax	446	1,502	143
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of tax	(4,640)	(4,885)	(2,990)

Pro forma net income	$37,957	$16,982	$13,249

Credit Facilities
      Credit facilities have been arranged with banks whereby certain of the Company’s subsidiaries may borrow on an overdraft or short-term note basis or issue bank guarantees. Such borrowings, if collateralized, are primarily secured by D-R Interholding, LLC, the Company’s parent and various of the Company’s subsidiaries’ guarantees and carry variable interest rates ranging from 3.4% to 4.6% at December 31, 2004. The unused portion of these facilities was $156.6 million at December 31, 2004. In addition $5.0 million was drawn on the revolver at the time of acquisition, but was subsequently paid in November 2004.

Deferred Financing Costs
      The Company amortizes deferred financing costs to interest expense over the term of the related financing agreement using the straight-line method for costs associated with financing having a single payoff date and using a declining balance method for costs associated with financing having scheduled payoffs, each of which approximates the effective yield method (See Note 11).

New Accounting Standards
      In December 2004, the FASB released SFAS 123R, Share-Based Payments, that is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation.” This Statement supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. The Company has elected to early adopt the provisions of SFAS 123R as of October 30, 2004. As a result, the Company recognized compensation cost in relation to share-based compensation arrangements of $75 thousand for the period from October 30, 2004 through December 31, 2004.
      In May 2004, the FASB released Staff Position No. FAS 106-2 (FSP FAS 106-2) entitled, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug Improvement and Modernization Act of 2003 (the Act). The current accounting rules require a company to consider current changes in applicable laws when measuring its postretirement benefit costs and accumulated postretirement benefit obligations. The Predecessor adopted FSP FAS 106-2 as of April 1, 2004, the beginning of its second quarter. The Predecessor and its actuarial advisors determined that most benefits provided by its plan were at least actuarially equivalent to Medicare Part D. The Predecessor re-measured the effects of the Act on the accumulated projected benefit obligation as of April 1, 2004. The effect of the federal subsidy to which the

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
Company was entitled was accounted for as an actuarial gain of $13.7 million in April 2004. The subsidy had no effect on postretirement expense for 2003 or prior years.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of Accounting Research Bulletin No. 43, Chapter 4”. SFAS No. 151 clarifies that abnormal amounts of idle facility expense, freight handling costs and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance in this statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact to the Company’s financial reporting and disclosures.
      In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets, an Amendment of APB Opinion No. 29, “Accounting for Nonmonetary Transactions”. SFAS No. 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21 (b) of APB Opinion No. 29 and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for fiscal years beginning after June 15, 2005. The adoption of this statement is not expected to have a material impact on the Company’s financial reporting and disclosures.

3.	Related Party Transactions

Successor

Dresser Name
      The Company’s name and principal mark is a combination of the names of the Company’s founder companies, Dresser Industries, Inc. and IR. The Predecessor acquired rights to use the “Rand” portion of our principal mark from IR as part of the sale agreement. The rights to use the “Dresser” portion of the name in perpetuity were acquired from Dresser, Inc. (the successor company to Dresser Industries, Inc.), an affiliate of First Reserve in October 2004. Total consideration is $5.0 million of which $1.0 million was paid in October 2004. The remaining balance will be paid in equal annual installments of $0.4 million through October 2013. Expense is recognized ratably over the life of the agreement.

Predecessor

Intercompany Activities
      IR provided the Predecessor with certain environmental and other risk management services, internal audit, legal, tax, accounting, pension fund management, transportation services, cash management and other treasury services. Many of these activities have been transferred over time from the Predecessor to IR since IR acquired 100% ownership in the Predecessor. In addition, as discussed below and in Notes 12, 13 and 16, most of the Company’s employees were eligible to participate in certain IR employee benefit programs that were sponsored and/or administered by IR or its affiliates.
      The Predecessor’s use of these services and its participation in these employee benefit plans generated costs to the Predecessor. Costs and benefits relating to the services and benefit plans were charged/ credited to the Predecessor and were included in cost of goods sold, and selling and administrative expenses. Costs were allocated to the Predecessor using allocation methods that management of IR and the Predecessor believe are reasonable.
      The combined financial statements reflect these costs through a corporate overhead allocation. These costs amounted to $15.3 million, $15.1 million and $1.3 million for the period from January 1, 2004 through October 31, 2004, and for the years ended December 31, 2003 and 2002, respectively. These allocations reflect

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
the growing use of IR services by the Predecessor from 2002 to 2004. The 2002 amounts include amounts for IR Sector support only. During 2003, the Predecessor began the process of integrating numerous functions with IR. Therefore, the 2003 amounts include services such as treasury and cash management, internal audit services, tax planning and compliance, risk management services, workers compensation administration, post-retirement plan administration, payroll deposit services and strategic sourcing support. Further integration took place in 2004 with additional services added such as legal counsel support, IR University training, medical plan administration and other human resource functions. Some of the allocation were based on specifically classified expenses of IR while others were allocated based on a multi-part formula utilizing common business measures such as headcount, total payroll dollars and total assets.
      As mentioned above IR, provided centralized treasury functions and financing, including substantially all investing and borrowing activities for the Predecessor. As part of this practice, surplus cash was remitted to IR and IR advanced cash, as necessary, to the Predecessor. No interest was charged or paid on the net IR investment amount. Interest was charged or credited on certain notes receivable and notes payable from/to IR affiliates.
      At December 31, 2003, the Predecessor had outstanding receivables due from IR affiliates of $105.3 million. Intercompany receivables are treated as current since they are due upon demand. Intercompany receivables were settled at the time of Acquisition.

Employee Benefit Administration
      The Predecessor’s employees participated in tax-qualified defined benefit pension plans and defined contribution savings plans sponsored and/or administered by IR or its affiliates. IR charged to the Predecessor its pro-rata share of administration and funding expenses incurred by IR in the operation of these plans for the benefit of employees of the Predecessor. The Predecessor is responsible for the cost of funding pension and savings plan benefits accrued by its employees. Welfare benefit programs are generally self-insured and experience-rated on the basis of Predecessor employees without regard to the claims experience of employees of other affiliated companies.

Other Related Party Transactions
      The Predecessor recorded sales of $1.8 million, $1.4 million and $1.8 million to IR and its affiliates in the period from January 1, 2004 through October 29, 2004 and in the years ended December 31, 2003 and 2002, respectively. For the period from January 1, 2004 through October 29, 2004 and the year ended December 31, 2002, the Predecessor paid dividends of $5.1 million and $8.2 million, respectively, to IR by Dresser-Rand GmbH. This amount was recorded against IR’s investment included in the Predecessor’s equity.

4.	Earnings per share

Successor
      Earnings per share are calculated as net income divided by the weighted average number of common shares outstanding during the period. Weighted average common shares of 100,115,080 were used to calculate earnings per share as of December 31, 2004.

Predecessor
      Earnings per share for the Predecessor periods, is not presented as the Predecessor did not operate as a separate legal entity of IR with its own legal structure.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

5.	Inventories
      Inventories were as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Raw materials and supplies	$60,728	$62,207
Work-in-process and finished goods	209,247	142,050

	269,975	204,257
Less:
Progress payments	(94,102)	(70,832)

Total	$175,873	$133,425

      The Progress payments represent payments from customers based on milestone completion schedules. Any payments received in excess of inventory investment are reclassified to “Customer Advance Payments” in the current liabilities section of the balance sheet.

6.	Investments In Partially Owned Equity Companies
      The Company and Predecessor had two investments that operated in similar lines of business at December 31, 2004 and 2003. The investments in and amounts due from partially owned equity companies in which the Company’s and Predecessor’s ownership interest ranged from 40% to 50%, amounted to $10.0 million and $3.0 million, respectively at December 31, 2004 and $5.5 million and $3.6 million, respectively, at December 31, 2003. The equity in the net earnings (losses) of partially owned equity companies was $0.2 million in the period from October 30, 2004 through December 31, 2004, $(1.0) million in the period from January 1, 2004 through October 29, 2004 and $(0.1) million and $(0.5) million for the years ended December 31, 2003 and 2002, respectively and is recorded in other income/expense, net in the accompanying statements of income. The Company and Predecessor received no distributions from these investments in 2004, 2003, and 2002. Sales from the Company or Predecessor to the partially owned equity companies were not significant.
      Summarized financial information for these partially owned equity companies follows:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Net sales	$13,460	$56,271	$53,337	$56,953
Gross profit	3,725	17,857	18,890	18,596
Net income/(loss)	596	(1,849)	310	(518)

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Current assets	$24,819	$18,855
Property, plant and equipment, net	2,303	2,748
Other assets	5,353	5,925

Total assets	$32,475	$27,528

Current liabilities	$8,298	$3,813
Other liabilities	10,594	8,878
Total owners’ equity	13,583	14,837

Total liabilities and owners’ equity	$32,475	$27,528

7.	Property, Plant and Equipment
      Property, plant and equipment were as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Land	$8,156	$5,213
Buildings and improvements	64,599	$46,719
Machinery and equipment	157,969	128,363

	230,724	180,295
Less: Accumulated depreciation	(3,960)	(78,857)

Property plant and equipment, net	$226,764	$101,438

      Depreciation expense for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004 and the years ended December 31, 2003 and 2002 was $4.0 million, $16.6 million, $21.8 million and $27.0 million, respectively.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

8.	Intangible Assets and Goodwill
      The following table sets forth the weighted average useful life, gross amount and accumulated amortization of intangible assets:

	Successor			Predecessor

		December 31, 2004			December 31, 2003
	Weighted			Weighted
	Average	Gross	Accumulated	Average	Gross	Accumulated
	Useful Lives	Amount	Amortization	Useful Lives	Amount	Amortization

	(In thousands of dollars)
Trade names	40 years	$82,700	$344	Indefinite	$34,935	$—
Customer Relationships	40 years	227,746	936	40 years	235,824	22,657
Software	10 years	30,553	510	8 years	11,014	4,704
Existing technology	25 years	119,100	794		—	—
Order backlog	15 months	25,095	8,824		—	—
Non-compete agreement	2 years	4,413	366		—	—
Royalty agreement	14 months	2,320	566		—	—

Total		$491,927	$12,340		$281,773	$27,361

      Intangible asset amortization expense for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004 and the years ended December 31, 2003 and 2002 was $12.3 million, $6.1 million, $7.3 million and $6.8 million, respectively. Estimated intangible asset amortization expense for each of the next five fiscal years is expected to be $33.8 million in 2005, $19.0 million in 2006, $15.5 million in 2007, $15.5 million in 2008, and $15.5 million in 2009.
      The following table represents the change in goodwill:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1
	through	through	Year Ended
	December 31,	October 29,	December 31,
	2004	2004	2003

	(In thousands of dollars)
Beginning balance	$408,424	$10,214	$10,214
Dispositions	(377)	—	—
Translation adjustments	15,283	—	—

Ending balance	$423,330	$10,214	$10,214

      The disposition of goodwill represents adjustments related to the recognition of acquired tax benefits for which a valuation allowance was recorded at the acquisition date.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

9.	Accounts Payable and Accruals
      Accounts payable and accruals were as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Accounts payable	$103,822	$104,835
Accruals:
Payroll and benefits	31,289	25,061
Pension and Postretirement benefits	9,706	49,849
Contract reserves	30,702	25,359
Warranties	21,078	23,699
Taxes other than income	25,749	19,763
Legal, audit and consulting	3,718	10,344
Interest	6,216	554
Third party commissions	7,961	9,362
Insurance and claims	7,679	4,095
Other	23,355	18,909

Total accounts payable and accruals	$271,275	$291,830

10.	Income Taxes
      Earnings before income taxes were taxed within the following jurisdictions:

		Predecessor
	Successor
		Period
	Period from	from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
United States	$(3,562)	$34,058	$(7,619)	$(2,198)
Non-U.S.	18,066	20,063	39,422	30,204

Total	$14,504	$54,121	$31,803	$28,006

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The provision for income taxes was as follows:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Current tax expense
United States	$883	$(933)	$1,314	$2,367
Non-U.S.	7,366	12,270	15,025	8,598

Total current	8,249	11,337	16,339	10,965

Deferred tax expense
United States	—	(2,707)	(404)	2
Non-U.S.	(974)	3,340	(4,497)	943

Total deferred	(974)	633	(4,901)	945

Total provision for income taxes	$7,275	$11,970	$11,438	$11,910

      The provision for income taxes differs from the amount of income taxes determined by applying the applicable U.S. statutory income tax rate to pretax income, as a result of the following differences:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

Statutory U.S. rate	35.0%	35.0%	35.0%	35.0%
Increase (decrease) in rates resulting from:
Non-U.S. operations	(4.3)%	9.9%	5.5%	(7.5)%
State and local income taxes, net of U.S. tax	4.0%	(0.2)%	1.1%	0.4%
Valuation allowances	11.0%	7.2%	(10.7)%	6.5%
Nontaxable partnership income	—	(18.7)%	9.6%	6.6%
Other	4.5%	(11.1)%	(4.5)%	1.5%

Effective tax rate	50.2%	22.1%	36.0%	42.5%

DRESSER-RAND GROUP INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      A summary of the deferred tax accounts follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Current deferred assets and (liabilities)
Differences between book and tax bases of inventories and receivables	$3,199	$1,826
Differences between book and tax expense for other employee related benefits and allowances	—	403
Other reserves and valuation allowances versus tax deductions	3,769	3,808
Other differences between tax and financial statement values	477	4,461

Gross current deferred tax assets	7,445	10,498

Noncurrent deferred tax assets and (liabilities)
Tax net operating loss carryforwards	9,216	7,476
Pension contributions in excess of book expense	12,833	10,986
Book depreciation/amortization versus tax depreciation/amortization	(37,343)	2,194

Gross noncurrent deferred tax assets (liabilities)	(15,294)	20,656
Less: valuation allowances	(11,993)	(6,091)

Total net deferred tax assets (liabilities)	$(19,842)	$25,063

      As of December 31, 2004 and December 31, 2003 net operating loss carryforwards of approximately $27.9 million and $27.3 million, respectively, were available to offset taxable income in future years. A portion of these carryforwards will begin to expire in 2007, while the remainder generally have unlimited carry forward periods. Valuation allowances as of December 31, 2004 and December 31, 2003 of $9.1 million and $6.1 million, respectively, have been recorded for certain carryforwards, which will likely not be realized.

      As a result of the purchase of the Successor, deferred taxes have been recorded to reflect the difference between the purchase price allocation to the foreign reporting entities and their underlying tax basis. For operating loss carryforwards and other acquired tax benefits for which a valuation allowance was established at the acquisition date, when subsequently recognized, the acquired tax benefit will first reduce goodwill, then other noncurrent intangible assets on a prospective basis. Once these assets are reduced to zero, the benefit is included in income as a reduction of the income tax expense. Acquired tax benefits not recognized at the acquisition date amount to $7.2 million. During the period October 30, 2004 through December 31, 2004, the reduction in goodwill related to the recognition of such acquired tax benefits was $0.4 million.

      As a result of the sale of the Predecessor, all previously undistributed foreign earnings were deemed distributed to IR as part of the Acquisition. At December 31, 2004, deferred taxes have not been provided on undistributed foreign earnings of $11.2 million, since these earnings have been, and under current plans, will continue to be permanently reinvested in these subsidiaries. It is not practicable to estimate the amount of additional taxes which may be payable upon future distribution.

      The American Jobs Creation Act of 2004 introduced a one-time provision allowing U.S. corporations to repatriate accumulated income earned abroad by providing an 85% dividend-received deduction for certain dividends from controlled foreign corporations. Due to the interplay of this benefit and the Company’s overall tax position, the Company does not currently expect to avail itself of this provision.

DRESSER-RAND GROUP INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

      For the predecessor periods, the tax expense reflected in the Combined Statement of Income related to Dresser-Rand UK Ltd., a United Kingdom (UK) incorporated entity, has been presented on a separate company basis as though Dresser-Rand UK Ltd. had filed stand-alone income tax returns. Under operation of UK tax law, tax losses incurred by IR subsidiaries may be surrendered to Dresser-Rand UK Ltd. since they are part of a UK affiliated group. To the extent the losses surrendered to Dresser-Rand UK Ltd. have reduced the actual tax liability, the amount is presented on the Combined Balance Sheet at December 31, 2003 as an intercompany payable, not a government tax payable. No formal tax sharing agreement existed between the Predecessor and IR.

11.	Long–Term Debt

Senior Secured Credit Facility

      In connection with the Acquisition, the Company and certain of its foreign subsidiaries entered into the Senior Secured Credit Facility with a syndicate of lenders. The obligations of the Company under the Senior Secured Credit Facility have been guaranteed by the direct material domestic subsidiaries of the Company and the Company’s direct parent, D-R Interholding, LLC and the obligations of each foreign subsidiary borrower under the Senior Secured Credit Facility have been guaranteed by the Company, the Company’s direct parent, D-R Interholding, LLC, the direct material subsidiaries of such foreign subsidiary borrower and the direct material domestic subsidiaries of the Company. The Senior Secured Credit Facility consists of a $395.0 million term loan facility (€78.5 million of which is denominated in Euros) and a $300.0 million revolving credit facility. The term loan facility requires interest to be paid not less frequently than quarterly. In addition, at the end of each quarter the Company is required to make principal payments equal to one-quarter of one percent (0.25%) of the initial principal balance of such loans. The principal amount outstanding under the revolving credit facility is due and payable in full at maturity, at October 29, 2009. The term loan facility carried an average interest rate of 4.56% at December 31, 2004. There were no borrowings under the revolving credit facility at December 31, 2004. As of December 31, 2004, the Company had issued $143.4 million of letters of credit under the revolver.

      Dollar-denominated revolving borrowings under the Senior Secured Credit Facility bear interest, at the Company’s election, at either (x) a rate equal to an applicable margin ranging from 2.0% to 2.5%, depending on the Company’s leverage ratio, plus a LIBOR rate determined by reference to the costs of funds for deposits in U.S. dollars for the interest period relevant to such borrowing adjusted for certain additional costs or (y) a rate equal to an applicable margin ranging from 1.0% to 1.5%, depending on the Company’s leverage ratio plus a base rate determined by reference to the highest of (1) the rate that the administrative agent announces from time to time as its prime or base commercial lending rate, (2) the three month certificate of deposit rate plus 1/2 of 1% and (3) the federal funds rate plus 1/2 of 1%. Euro-denominated revolving borrowings under the Senior Secured Credit Facility bear interest at a rate equal to an applicable margin ranging from 2.0% to 2.5%, depending on the Company’s leverage ratio, plus a EURIBOR rate determined by reference to the costs of funds for deposits in the currency of such borrowings for the interest period relevant to such borrowings adjusted for certain additional costs.

      In addition to paying interest on outstanding principal under the Senior Secured Credit Facility, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the un-utilized commitments at a rate ranging from 0.375% to 0.5% per annum depending on the Company’s leverage ratio. The Company will also pay letter of credit fees equal to the applicable margin then in effect with respect to LIBOR loans under the revolving credit facility on the face amount of each such letter of credit.

      In general, the Senior Credit Facility requires that certain net proceeds related to the asset sales, incurrence of additional debt, casualty settlements and condemnation awards and excess cash flow may be required to be used to pay down the outstanding balance. The Company may voluntarily prepay outstanding

DRESSER-RAND GROUP INC.

NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

loans under the Senior Secured Credit Facility at any time without premium or penalty, other than customary brokerage costs. The Senior Secured Credit Facility contains normal and customary covenants including the provision of periodic financial information, financial tests, (including maximum net leverage and a minimum interest coverage ratio) and certain other limitations governing, among others, such matters as Company’s ability to incur additional debt, grant liens on assets, make investments, acquisitions or mergers, dispose of assets, make capital expenditures, engage in transactions with affiliates, make amendments to corporate documents that would be materially adverse to lenders, and pay dividends and distributions or repurchase capital stock. The Company was temporarily out of compliance of its obligation under the senior credit facility to provide lenders financial statements for the year ended December 31, 2004 no later than 120 days after the end of that year. This was remedied by delivery of the financial statements within the 30-day cure period as provided for in the terms and conditions of the Senior Secured Credit Facility.

      To fund part of the Acquisition, the Company and the foreign subsidiary borrowers borrowed the entire $395.0 million under the term loan facility. Approximately $5 million of the revolver was borrowed at the time of the acquisition. This amount was repaid prior to year end. At the time of the acquisition, the Company issued $127.7 million of letters of credit under the revolver pursuant to its obligations under the Acquisition Agreement to indemnify IR with respect to any liability incurred in connection with certain letters of credit issued by IR on behalf of the Company.

Senior Subordinated Notes

      In conjunction with the Acquisition, the Company issued $420.0 million of 7 3/8% senior subordinated notes. The Senior Subordinated Notes mature on November 1, 2014 and bear interest at a rate of 7 3/8% per annum, which is payable semi-annually in arrears on May 1 and November 1 of each year, beginning with the first payment due on May 1, 2005. The Company may redeem any of the notes beginning on November 1, 2009 at a redemption price of 103.688% of their principal amount, plus accrued interest. The redemption price will decline each year after 2009 and will be 100% of their principal amount, plus accrued interest, beginning on November 1, 2012. The Company may also redeem any of the notes at any time prior to November 1, 2009, at a redemption price equal to 100% of the principal amount of notes to be redeemed, plus a premium (based on a formula set forth in senior subordinate indenture) and accrued interest. In addition, at any time prior to November 1, 2007, the Company may redeem up to 35% of the notes at a redemption price of 107.375% of their principal amount plus accrued interest, using the proceeds from sales of certain kinds of capital stock. The Company may make such a redemption only if, after such redemption, at least 65% of the aggregate principal amount of notes originally issued under the indenture governing the notes remains outstanding.

      The Senior Subordinated Notes are general unsecured obligations and are guaranteed on a senior subordinated basis by certain of the Company’s domestic subsidiaries and rank secondary to the Company’s senior credit facility. The Senior Subordinated Notes contain customary covenants including certain limitations and restrictions on the Company’s ability to incur additional indebtedness, create liens, pay dividends and make distributions in respect of capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries, enter into transactions with affiliates and effect consolidations or mergers. The Senior Subordinated Notes also contain covenants requiring the Company to submit to the Trustee or holders of the notes certain financial reports that would be required to be filed with the SEC.

      The Company is obligated to use commercially reasonable efforts to register the senior subordinated notes under the Securities Act and consummate an exchange offer no later than 300 days after the closing of the offering of the senior subordinated notes. If this requirement is not met, then the annual interest on the Senior Subordinated Notes will increase by (1) 0.25% per annum for the first 90 days following the end of

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
such period and (2) 0.25% per annum at the beginning of each subsequent 90-day period, up to a maximum of 1.0% per annum until all such registration defaults are cured.
      Long-term debt at each respective date consisted of the following:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Senior Subordinated Notes	$420,000	$—
Senior Secured Credit Facility	400,474	—
Other debt	205	213

Total long term debt	820,679	213
Less: current maturities	(4,015)	—

Total non current long term debt	$816,664	$213

      At December 31, 2004, the Company’s total long-term debt principal maturities were as follows:

	Senior	Senior
	Subordinated	Secured Credit	Other
	Notes	Facility*	Debt	Total

	(In thousands of dollars)
2005	$—	$4,015	$—	$4,015
2006	—	4,015	162	4,177
2007	—	4,015	43	4,058
2008	—	4,015	—	4,015
2009	—	4,015	—	4,015
2010 and after	420,000	380,399	—	800,399

	$420,000	$400,474	$205	$820,679

*	Through May 11, 2005 the Company has made payments of $111.7 million on the Senior Secured Credit Facility, as a result of which no further principal amortization payments are required prior to maturity of the facility on October 29, 2011.
      The Company’s interest expense for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002 was $10.0 million, $2.0 million, $2.8 and $4.3 million, respectively. Included in these amounts are intercompany interest expense charges recognized by the Predecessor, paid to IR, for the period from January 1, 2004 through October 29, 2004 and for the years ended December 31, 2003 and 2002 of $1.2 million, $1.2 and $1.4 million, respectively.

12.	Pension Plans
      The defined benefit plan covering salaried and hourly employees was frozen effective March 31, 1998. The plan was replaced with a defined contribution plan. The Company’s U.S. salaried plans generally provide benefits based on a final average earnings formula. The Company’s hourly pension plans provide benefits under flat formulas. Non-U.S. plans provide benefits based on earnings and years of service. Most of the non-U.S. plans require employee contributions based on the employee’s earnings. The Company’s policy is to fund an amount, which could be in excess of the pension cost expensed, subject to the limitations imposed by current statutes or tax regulations.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      Information regarding the Company’s and the Predecessor’s pension plans is as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Change in benefit obligations
Benefit obligation at beginning of the period	$308,712	$310,172
Service cost	870	4,643
Interest cost	2,884	19,704
Employee contributions	62	291
Expenses paid	—	(207)
Actuarial losses	3,035	19,328
Benefits paid	(2,464)	(17,176)
Foreign exchange impact	4,399	7,995

Benefit obligation at end of the period	$317,498	$344,750

Change in plan assets
Fair value at beginning of the period	$240,025	$237,201
Actual return on assets	2,460	32,813
Company contributions	495	14,383
Employee contributions	62	291
Expenses paid	—	(207)
Benefits paid	(2,464)	(16,533)
Foreign exchange impact	2,554	4,726

Fair value of assets at end of the period	$243,132	$272,674

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Funded status
Plan assets less than benefit obligations	$(74,366)	$(72,076)
Unrecognized
Net transition obligation	—	3
Prior service costs	—	4
Plan net losses (gains)	3,816	90,567

Net amount recognized	$(70,550)	$18,498

Costs included in the balance sheet
Prepaid benefit cost	$—	$360
Accrued benefit liability	(72,061)	(64,311)
Accumulated other comprehensive income	1,511	82,449

Net amount recognized	$(70,550)	$18,498

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

	December 31,

	2004	2003
	(Successor)	(Predecessor)

Weighted-average assumptions used, benefit obligations
Discount rate
U.S. plans	5.750%	6.00%
Non-U.S. plans	5.308%	5.75%
Rate of compensation increase
U.S. plans	N/A	4.00%
Non-U.S. plans	3.75%	3.75%
      The components of the pension related expense (income) include the following:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Service cost	$870	$3,801	$4,643	$3,871
Interest cost	2,884	16,903	19,704	19,067
Expected return on plan assets	(3,207)	(21,173)	(19,329)	(23,462)
Net amortization of unrecognized
Transition amount	—	1	—	—
Prior Service Cost	—	453	1	1
Plan net losses	—	3,375	5,257	403

Net pension expense (income)	$547	$3,360	$10,276	$(120)

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

Weighted-average assumptions used, net periodic pension cost
Discount rate
U.S. plans	5.750%	6.00%	6.75%	7.25%
Non-U.S. plans	5.308%	5.75%	5.75%	6.00%
Rate of compensation increase
U.S. plans	N/A	N/A	4.00%	5.00%
Non-U.S. plans	3.750%	3.75%	3.00%	3.00%
Expected return on plan assets
U.S. plans	8.500%	8.75%	8.75%	9.00%
Non-U.S. plans	7.094%	7.50%	7.50%	7.50%

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for pension plans were $317.5 million, $306.2 million and $243.1 million, respectively, as of December 31, 2004; and $344.8 million, $335.3 million and $272.7 million, respectively, as of December 31, 2003.
      The Company uses an annual measurement date of November 30 for substantially all of its pension plans for the years presented. The expected long-term rates of return on plan assets are determined as of the measurement date. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The rates of return utilized reflect the expected rates of return during the periods for which the payment of benefits is deferred. The expected long-term rate of return on plan assets used is based on what is realistically achievable based on the types of assets held by the plans and the plan’s investment policy. Historical asset return trends for the larger plans are reviewed over fifteen, ten and five years. The actual rate of return for plan assets over the last ten-and fifteen-year periods have exceeded the expected rate of return used. The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used.
      The weighted average asset allocations of the Company’s and the Predecessor’s pension plans by asset category are as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

Asset category*
Equity securities	58.1%	59.7%
Debt securities	35.0%	27.1%
Other (including cash)	6.9%	13.2%

Total	100.0%	100.0%

*	Reflects weighted average percentage allocations of U.S. and non-U.S. plans.
      The Company’s investment objectives in managing its defined benefit plan assets are to ensure that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long-term, maximizes the ratio of the plan assets to liabilities, while minimizing the present value of required Company contributions, at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies requirements. Key investment decisions reviewed regularly are asset allocations, investment manager structure, investment managers, investment advisors and trustees or custodians. An asset/liability modeling study is used as the basis for global asset allocation decisions and updated approximately every five years or as required. The Company’s current strategic global asset allocation for its pension plans is 60% in equities securities and 40% in debt securities and cash. The Company sets upper limits and lower limits of plus or minus 5%. The rebalancing strategy is reviewed quarterly if cash flows are not sufficient to rebalance the plans and appropriate action is taken to bring the plans within the strategic allocation ranges.
      The Predecessor contributed an additional $30 million in the first quarter of 2004, $9 million of which was required. The Company’s policy is to contribute the minimum required amount, as defined by law, and additional discretionary amounts up to the limitations imposed by the applicable tax codes. The Company currently projects that it will contribute approximately $10 million to its plans worldwide in 2005. Most of the non-U.S. plans require employee contributions based on the employees’ earnings.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      Pension benefit payments, which reflect future service, as appropriate, are expected to be paid as follows: $15.7 million in 2005, $16.5 million in 2006, $17.4 million in 2007, $18.4 million in 2008, $19.6 million in 2009 and $111.7 million for the years 2010 to 2014.

Defined Contribution Plans
      Most of the Company’s U.S. employees are covered by savings and other defined contribution plans. Employer contributions and costs are determined based on criteria specific to the individual plans and amounted to approximately $1.9 million, $7.9 million, $8.8 million and $11.4 million for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004, and the years ended December 31, 2003 and 2002, respectively. The Company’s and Predecessor’s costs relating to non-U.S. defined contribution plans, insured plans and other non-U.S. benefit plans were $0.1 million, $0.3 million, $0.9 million and $0.5 million for the period from October 30, 2004 through December 31, 2004, the period from January 1, 2004 through October 29, 2004, and the years ended December 31, 2003 and 2002, respectively.

13.	Postretirement Benefits other than Pensions
      The Company sponsors postretirement plans that cover certain eligible U.S. employees. These plans provide for health care benefits and in some instances, life insurance benefits. Postretirement health plans generally are contributory and adjusted annually. Life insurance plans are non-contributory. In 1997, the Predecessor amended its postretirement benefit plans for salaried and hourly employees. The amendment eliminated medical benefit coverage for all future retirees except for grandfathered employees. An eligible retiree’s health care benefit coverage is coordinated with Medicare. The Company funds the postretirement benefit costs principally on a pay-as-you-go basis.
      Summary information on the Company’s and the Predecessor’s plans was as follows:

	December 31,

	2004	2003
	(Successor)	(Predecessor)

	(In thousands of dollars)
Change in benefit obligations
Benefit obligation at beginning of the period	$46,818	$189,183
Service cost	301	1,935
Interest cost	449	11,907
Amendments	—	(9,300)
Actuarial losses (gains)	—	18,196
Benefits paid	—	(11,544)

Benefit obligation at end of the period	$47,568	$200,377

Funded status
Plan assets less than benefit obligations	$(47,568)	$(200,377)
Unrecognized
Prior service gains	—	(9,042)
Plan net losses*	—	83,157

Accrued costs in the balance sheet	$(47,568)	$(126,262)

*	Plan net losses in 2003 arose primarily from changes in discount rate and medical cost trend assumptions.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The components of net periodic postretirement benefits cost were as follows:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Service cost	$301	$1,599	$1,935	$1,172
Interest cost	449	9,323	11,907	11,108
Net amortization of unrecognized prior service gains	—	(861)	(258)	—
Net amortization of loss	—	3,011	949	732

Net periodic postretirement benefits cost	$750	$13,072	$14,533	$13,012

      Benefit payments for postretirement benefits, which reflect future service and are net of expected Medicare Part D subsidy, as appropriate, are expected to be paid as follows: $0.0 million in 2005, $0.1 million in 2006, $0.2 million in 2007, $0.5 million in 2008, $0.8 million in 2009 and $10.9 million for the years 2010 to 2014.
      The Company uses an annual measurement date of November 30 for substantially all of its postretirement benefit plans for all years presented. The sale of an IR business in February 2003 was deemed to be a significant event and required a remeasurement of the postretirement benefit plan. The weighted-average assumptions used in the February 2003 remeasurement due to the sale were a discount rate of 6.50% and increases in per capita cost of covered health care benefits of 11.00% for the year, gradually reducing to 5.25% by 2009. In the fourth quarter of 2002, IR amended its postretirement benefit plans for U.S. non-bargaining employees and retirees, effective January 1, 2003. The amendments eliminated subsidized life insurance for all future retirees. The weighted-average assumptions used in the fourth quarter of 2002 remeasurement due to plan amendments were a discount rate of 6.75% and increases in per capita cost of covered health care benefits of 11.00% for the year, gradually reducing to 5.25% by 2009.

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

Weighted-average discount rate assumption used to determine
Benefit obligations at end of period	5.75%	6.00%	6.00%	6.75%
Net periodic benefit cost for the periods ended February 15, 2003 and October 2002	N/A	N/A	6.75%	7.25%
Net periodic benefit cost for the remaining period	5.75%	6.00%	6.50%	6.75%
Assumed health care cost trend rates
Current year medical inflation	11.00%	11.00%	11.00%	11.00%
Ultimate inflation rate	5.00%	5.25%	5.25%	5.25%
Year that the rate reaches the ultimate trend rate	2010	2010	2010	2009

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      A 1% change in the medical trend rate assumed for postretirement benefits would have the following effects for the period from October 30 through December 31, 2004 and at December 31, 2004, respectively:

	1% Increase	1% Decrease

	(In thousands of dollars)
Effect on total service and interest cost compenents	$166	$(130)
Effect of postretirement benefit obligations	10,144	(8,014)

14.	Financial Instruments
      The Company and the Predecessor maintained significant operations in countries other than the United States. As a result of these global activities, the Company and the Predecessor were exposed to changes in foreign currency exchange rates which affected the results of operations and financial condition. The Company and the Predecessor managed exposure to changes in foreign currency exchange rates through their normal operating and financing activities, as well as through the use of financial instruments. Generally, the only financial instruments the Company and the Predecessor utilized were forward exchange contracts.
      The purpose of the Company’s and the Predecessor’s currency hedging activities was to mitigate the impact of changes in foreign currency exchange rates. The Company and the Predecessor attempted to hedge transaction exposures through natural offsets. To the extent that this was not practicable, major exposure areas considered for hedging included foreign currency denominated receivables and payables, firm committed transactions, and forecasted sales and purchases.
      SFAS 133, “Accounting for Derivative Instruments and Hedging Activities,” and its amendments, became effective for the Predecessor on January 1, 2001. The statement requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value. The effective portion of the hedging instrument’s gain or loss is reported to Stockholders’ Equity (as a component of Other Comprehensive Income) and is reclassified to earnings in the period during which the transaction being hedged affect’s income. Gains or losses reclassified from Stockholders’ Equity to income are classified in accordance with income treatment of the hedged transaction. The ineffective portion of a hedging derivative’s fair value change, where that derivative is used in a cash flow hedge, is recorded in current income. Classification in the Statement of Income of the ineffective portion of the hedging instrument’s gain or loss is based on the income statement classification of the transaction being hedged. If a derivative instrument does not qualify as a hedge under the applicable guidance, the change in the fair value of the derivative is immediately recognized in the Statement of Income.
      The counterparties to the Company’s and the Predecessor’s forward contracts comprised a number of major international financial institutions. The Company and the Predecessor could be exposed to loss in the event of non-performance by the counterparties. However, credit ratings and concentration of risk of these financial institutions were monitored on a continuing basis and presented no significant credit risk to the Company or the Predecessor.
      The carrying value of cash, accounts receivable, short-term borrowings and accounts payable were a reasonable estimate of their fair value due to the short-term nature of these instruments. The carrying value of debt obligations approximates fair value.

15.	Commitments and Contingencies
      In late 2000, the Predecessor entered into a contract with Shell Petroleum Development Corporation (SPDC) for the refurbishment of 20-year old compressor stations for the Nigerian Gas Company (NGC). These stations are located in the Warri district in the western part of Nigeria.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      In August 2003, for the safety of personnel, all of the Predecessor’s employees were evacuated from Warri following consultation with independent security advisors, and as such, exercised a force majure clause in the contract with SPDC, effectively canceling the project. As a result, the Predecessor and SPDC entered into negotiations to settle all claims and costs associated with the contract. The settlement process was brought forth to the SPDC Main Tender Board. At December 31, 2004, the gross outstanding accounts receivable balance with SPDC related to the NGC contract was $15.8 million. In April 2005, Shell confirmed that the SPDC Major Tender Board had approved the Company’s claim. The receivable is classified as a current asset in trade accounts receivable as the Company expects to liquidate the receivable in 2005.
      The Company is involved in various litigation, claims and administrative proceedings, including environmental matters, arising in the normal course of business. In assessing its potential environmental liability, the Company bases its estimates on current technologies and does not discount its liability or assume any insurance recoveries. Amounts recorded for identified contingent liabilities are estimates, which are regularly reviewed and adjusted to reflect additional information when it becomes available. Subject to the uncertainties inherent in estimating future costs for contingent liabilities, management believes that recovery or liability with respect to these matters would not have a material effect on the financial condition, results of operations, liquidity or cash flows of the Company or Predecessor for any year.
      The Equity Purchase Agreement provides that, with the exception of non-Superfund off-site liabilities and non-asbestos environmental tort claims which have a three year limit for a claim to be filed, IR will remain responsible without time limitations for known environmental conditions as of the Closing Date that meet certain requirements set forth in the Equity Purchase Agreement. The most important of these requirements is that with regard to environmental contamination, regulatory authorities would be expected to require investigation or remediation if they knew about the contamination. The Company and IR have agreed on many, but not all, of the matters for which IR will remain responsible.
      The Company is contingently liable for customs duties in certain non-U.S. countries which totaled $0.8 million at December 31, 2004. In the normal course of business, the Company has issued several direct and indirect guarantees to foreign governments related to import/export duties. Management believes these guarantees will not adversely affect the consolidated financial statements.
      Certain office and warehouse facilities, transportation vehicles and data processing equipment are leased. Total rental expense was $1.5 million for the period from October 30, 2004 through December 31, 2004, $10.8 million for the period from January 1, 2004 through October 29, 2004, $11.9 million in 2003 and $14.1 million in 2002. Minimum lease payments required under non-cancelable operating leases with terms in excess of one year for the next five years and thereafter are as follows: $7.1 million in 2005, $5.4 million in 2006, $2.4 million in 2007, $0.8 million in 2008, and $0.0 million thereafter.
      The product warranty liability represents estimated future claims for equipment, parts and services covered during a warranty period. A warranty reserve is provided for at the time of revenue recognition based on historical experience. Reserves are adjusted as required.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
      The following table represents the changes in the product warranty liability:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1
	through	through	Year Ended
	December 31,	October 29,	December 31,
	2004	2004	2003

	(In thousands of dollars)
Beginning balance	$20,319	$23,699	$21,424
Reductions for payments	(2,224)	(12,487)	(17,050)
Translation	1,400	483	1,896
Changes in accrual during current period	1,583	8,624	17,429

Ending balance	$21,078	$20,319	$23,699

16.	Incentive Plans

Successor Incentive Plan
      On December 31, 2004, the Company’s share-based compensation arrangements represent profit units issued to certain of the Company’s executives in connection with the acquisition, which is described below. The compensation cost that has been charged against income for these arrangements was approximately $75 thousand for the period from October 30, 2004 through December 31, 2004. No income tax benefit was recognized in the income statement for share-based compensation arrangements for the period from October 30, 2004 through December 31, 2004.
      The amended and restated limited liability company agreement of Dresser-Rand Holdings, LLC (“Dresser-Rand Holdings, LLC Agreement”) permits the grant of the right to purchase common units to management members of Dresser-Rand Holdings, LLC and the grant of service units and exit units (collectively referred to as “profit units”), consisting of one initial tranche of service units and five initial tranches of exit units to certain management members who own common units. On November 22, 2004, and in connection with the closing of the Acquisition, several of the Company’s executive officers, including the Chief Executive Officer and four other of the most highly compensated executive officers, acquired common units in Dresser-Rand Holdings, LLC at $4.33 per unit by funds affiliated with First Reserve in connection with the Acquisition. Executives who purchased common units were also issued a total of 2,392,500 service units and five tranches of exit units totaling 5,582,500 exit units in Dresser-Rand Holdings, LLC, which permit them to share in appreciation in the value of the Company’s shares. The Company accounted for the transactions between Dresser-Rand Holdings, LLC and the Company’s executives in accordance with Staff Accounting Bulletin Topic 5T, which requires the Company to record expense for services paid by the stockholder for the benefit of the Company.
      The service units were granted without any remuneration. The service units vest over a period of 5 years and have 10 year contractual terms. The service units provide for accelerated vesting if there is a change in control, as defined in the Dresser-Rand Holdings, LLC Agreement. Vested service units convert to common units of Dresser-Rand Holdings, LLC upon termination for any reason, death or disability. In certain circumstances, unvested service units will also convert into common units of Dresser-Rand Holdings, LLC.
      The fair value of each service unit is estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table for the period ended December 31, 2004. Expected volatilities are based on historical volatilities of several comparable guideline companies in the oil and gas compressor and turbine manufacturing industries. The Company utilized First Reserve’s historical experience to estimate the expected term within the valuation model. The risk-free interest rate is based on

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
the rate currently available for zero coupon U.S. Government issues in effect at the time of grant with a remaining term equal to the expected life of the service units being valued.

Expected volatility	36.20%
Expected dividend yield	0%
Expected term (in years)	4.9
Risk-free interest rate	3.18%
      As of December 31, 2004, there was $3.3 million of total unrecognized compensation cost related to the service units. The cost is expected to be recognized over a weighted-average period of 4.9 years.
      The exit units were granted in a series of five tranches. Exit units are eligible for vesting upon the occurrence of certain exit events, as defined in the Dresser-Rand Holdings, LLC Agreement, including (i) funds affiliated with First Reserve receiving an amount of cash in respect of their ownership interest in Dresser-Rand Holdings, LLC that exceeds specified multiples of the equity those funds have invested in the Company, or (ii) there is both (a) a change in control, certain terminations of employment, death or disability, and (b) the fair value of the common units at the time of such an event is such that were the common units converted to cash, funds affiliated with First Reserve would receive an amount of cash that exceeds specified multiples of the equity those funds have invested in the Company. Vested exit units convert to common units of Dresser-Rand Holdings, LLC. The Company is unable to determine the fair value of the exit units, and therefore, as defined by SFAS 123R, there has not yet been a mutual understanding between the issuer and the holders of the exit units of the key terms and conditions of the exit units. As such, in substance, no grant has yet occurred. Consequently, no amount is recorded as compensation cost in the Company’s financial statements for the period from October 30, 2004 through December 31, 2004. The Company will recognize compensation expense for the exit units at the time that the key terms and conditions of the exit units can be determined.

Predecessor Stock Incentive Plan
      Certain employees of the Predecessor were eligible to participate in stock option plans of IR. The plans granted employees options to purchase Class A common shares of IR at prices not less than the fair market value at the date of the grant. Options become exercisable ratably over a three-year period from their date of grant and expire at the end of ten years. The plans, approved in 1998, also authorized stock appreciation rights (SARs) and stock awards, which resulted in compensation expense.
      Under SFAS No. 123, compensation cost for the applicable provisions of the Predecessor incentive stock plans would be determined based upon the fair value at the grant date for awards issued. The average fair

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
values of the options granted during the period from January 1, 2004 through October 29, 2004, and the years ended December 31, 2003, and 2002 were estimated at, $22.74, $13.10, and $14.96, respectively, on the date of grant, using the Black-Scholes option-pricing model, which included the following assumptions:

	Predecessor

	Period from
	January 1	Year Ended
	through	December 31,
	October 29,
	2004	2003	2002

Dividend yield	1.19%	1.75%	1.61%
Volatility	39.34%	39.83%	38.85%
Risk-free interest rate	3.28%	3.12%	4.69%
Expected life	5 years	5 years	5 years
      Changes in options outstanding under the plans were as follows:

	Shares Subject	Option Price	Weighted Average
	to Option	Range per Share	Exercise Price

Predecessor
December 31, 2001	465,476	$40.75-53.03	$45.94
Granted	128,465	41.81-41.81	41.81
Exercised	(1,233)	40.25-40.75	40.75
Cancelled	(650)	53.03-53.03	33.03

December 31, 2002	592,058	33.67-53.03	45.04
Granted	162,220	39.05	39.05
Exercised	(117,634)	33.67-53.03	45.35
Cancelled	(23,222)	39.05-53.05	42.91

December 31, 2003	613,422	39.05-53.03	44.25
Granted	136,610	64.37	46.96
Exercised	(82,299)	39.05-53.03	46.14
Cancelled	(107,272)	39.05-64.37	47.84

October 29, 2004	560,461	$39.05-64.37	$47.77

      Stock options granted to employees were for the purchase of Class A common stock of IR and remained obligations solely of IR following the Acquisition.

17.	Significant Customers and Concentration of Credit Risk
      The Company supplies equipment and services to the oil and gas industry, which is comprised of a relatively small number of consumers. Within any given year, sales can vary greatly due to the large projects that might be underway with any given oil and gas producer. During the periods from October 30, 2004 through December 31, 2004 and from January 1, 2004 through October 29, 2004 no one customer comprised more than 10% of the sales volume. In 2003, the Predecessor had one customer, whose sales were approximately 11% of total sales. In 2002 no one customer comprised more than 10% of the Predecessor’s total sales.
      The Company has operations and or does business in various non-U.S. countries. It is possible that political instability, foreign currency devaluations or other unanticipated adverse events could materially affect

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
the operations of the Company. The Company believes that it has controls and processes in place to minimize the impact such events, should they occur in the future.

F-40.1

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

18.	Other Income (Expense)
      Other income (expense) includes the following:

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
New York State Grant	$—	$—	$(1,289)	$8,000
Equity earnings (losses) in partially owned affiliates	194	(1,013)	(133)	(479)
Foreign currency gains (losses)	(1,023)	2,069	(4,406)	(1,131)
Insurance claims	—	—	—	10,145
Casualty losses	—	—	(2,750)	—
Other	(1,017)	826	(624)	(1,535)

Total other income/(expense), net	$(1,846)	$1,882	$(9,202)	$15,000

      Casualty losses in 2003 primarily represent a loss the Predecessor experienced as a result of a fire at a warehouse in Nigeria.
      In 2002, the Predecessor received $10.0 million of grant funds from the New York State Empire Development Corporation (ESDC). The grants were designated to provide resources for workforce development and capital equipment. The Predecessor recorded $8.0 million of these grants as income in other income (expense) and $2.0 million as a reduction in basis of acquired property and equipment in the 2002 accounts. The grant vests over a five-year period beginning in 2001 based on three criteria. First, the Predecessor was required to keep three factories open in New York State. Second, the Predecessor was required to relocate its headquarters to Olean, New York. Third, the Predecessor would commit to certain employment levels at each year end. The grant vests ratably over a five year period commencing in 2001 (a retroactive component of the grant) and concluding in 2005. Prior to the end of 2003, the Predecessor and ESDC restructured the grant to reflect the then existing business environment. As a result of this negotiation, the committed employment levels were adjusted from 2,500 to 2,200 and the grant was reduced from the original $10.0 million to $8.4 million. On the basis of the adjusted grant level, the Predecessor agreed to reimburse ESDC in the amount of $1.6 million, ratably, over a three-year period, beginning in December 2003. The Predecessor has recorded in the 2003 accounts $1.3 million of this reimbursement as a component of other income (expense) and $0.3 million as an adjustment to the related property and equipment. At December 31, 2004, the Company’s New York State employment level was 2,208. Management believes that the required employment levels will be maintained during 2005.
      In 2002, the Predecessor settled an insurance claim associated with patterns destroyed in a fire at a supplier’s facility. The fire occurred in April 2000. The settlement resulted in a $10.1 million gain recognized in 2002.

19.	Restructuring
      For the year ended December 31, 2002, the Predecessor recorded restructuring charges totaling $5.2 million for employee termination benefits in connection with reductions in workforce, closing of several non-manufacturing locations and realignment of the Predecessor’s regional structure. No additional restructuring charges were recorded in 2004 or 2003. As of December 31, 2004, the restructuring programs have resulted in the closure of non-manufacturing facilities, including sales offices, with a workforce reduction

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)
of 388 employees. The provision remaining at December 31, 2003 relates to final severance payments and facility exit costs and was paid in 2004.
      A reconciliation of the restructuring reserve program is as follows:

	Employee	Facility
	Termination	Exit
	Costs	Costs	Total

	(In thousands of dollars)
Predecessor
Balance at January 1, 2002	$—	$—	$—
Provision	4,689	500	5,189
Cash payments	(1,485)	—	(1,485)

Balance at December 31, 2002	3,204	500	3,704
Cash payments	(3,104)	(341)	(3,445)

Balance at December 31, 2003	100	159	259
Cash payments	(100)	(159)	(259)

Balance at October 29, 2004	$—	$—	$—

20.	Supplemental Cash Flow Information

	Successor	Predecessor

	Period from	Period from
	October 30	January 1	Year Ended
	through	through	December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Cash paid during the period for interest	$2,930	$888	$2,195	$4,244
Income taxes paid, net of refunds	3,337	7,566	8,554	16,603
      Interest income includes $2.6 million, $1.7 million and $0.8 million of net interest income from IR affiliates in the period from January 1, 2004 through October 29, 2004 and the years ended December 31, 2003 and 2002, respectively. The amounts shown as cash paid for interest include payments on third-party borrowings only.

21.	Royalty Agreement
      In September of 2000, the Predecessor sold to Volvo Aero Corporation (“Volvo”) the rights to provide aftermarket support for certain gas turbine engines, and certain related equipment, inventory and know-how needed for Volvo to operate the acquired aftermarket business. Under the purchase agreement, Volvo pays royalties based on revenues Volvo earns from operation of aftermarket business until December 31, 2005. The royalty agreement states that Volvo shall pay 25% of the net revenues of Volvo’s “990” aftermarket business, commencing January 1, 2002. A similar royalty was and will be paid for 2003 (25%), 2004 (30%) and 2005 (30%). Due to the nature of this agreement, an intangible was recorded on the Successor accounts in the amount of $2.3 million at the acquisition date. Pursuant to the agreement, the Predecessor recorded revenue and income of $1.2 million in the period from January 1, 2004 through October 29, 2004, $1.7 million in the year ended December 31, 2003 and $2.8 million in the year ended December 31, 2002. This revenue is recorded within the caption “Other operating revenue” in the accompanying combined income statements.

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

22.	Segment Information:
      The Company has two reportable segments based on the engineering and production processes, and the products and services provided by each segment, identified as follows:

1) New Units — are highly engineered solutions to new customer requests. The segment includes engineering, manufacturing, sales and administrative support.

2) Aftermarket Parts and Services — consist of aftermarket support solutions for the existing population of installed equipment. The segment includes engineering, manufacturing, sales and administrative support.
      We evaluate performance based on the operating income from each segment. Operating income excludes interest, other expense such as currency losses and equity losses, and taxes.
      A third category, “unallocable” is also disclosed. This category is for expenses and assets that do not belong to either reportable segment because of the nature of the expense or asset. Expenses included as “unallocable” are all IR allocations, shared services, research and development expenses, and restructuring charges, none of which are directly allocable to either of the two reportable segments. The only assets that are directly allocable to either of the two reportable segments are trade accounts receivable, net inventories, and goodwill. All other assets such as cash, prepaid expenses, deferred taxes, and long term assets are not directly allocable to either of the two reportable segments.
      D-R had one customer with sales amounting to 10.8% of 2003 revenues. Revenues were in both New Units and Aftermarket Parts and Services. Supplemental information on geographic sales and long-lived assets is also provided.

	Successor	Predecessor

	Period from	Period from
	October 30	January 1
	through	through	Year Ended December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Revenues
New units	$77,607	$267,691	$792,974	$498,791
Aftermarket parts and services	122,300	447,804	542,376	532,562

Total Revenues	$199,907	$715,495	$1,335,350	$1,031,353

Operating Income (Loss)
New units	$3,567	$(464)	$(11,445)	$(32,850)
Aftermarket parts and services	30,571	85,039	98,159	85,696
Unallocable	(8,134)	(35,492)	(47,647)	(39,064)

Total Operating Income	$26,004	$49,083	$39,067	$13,782

Depreciation and Amortization
New units	$5,775	$9,201	$16,678	$15,758
Aftermarket parts and services	10,494	13,514	12,431	18,064

Total Depreciation and Amortization	$16,269	$22,715	$29,109	$33,822

DRESSER-RAND GROUP INC.
NOTES TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS — (Continued)

	Successor	Predecessor

	Period from	Period from
	October 30	January 1
	through	through	Year Ended December 31,
	December 31,	October 29,
	2004	2004	2003	2002

	(In thousands of dollars)
Goodwill
New units	$123,831		$506
Aftermarket parts and services	299,499		9,708

Total Goodwill	$423,330		$10,214

Total Assets (including Goodwill)
New units	$270,563		$144,292
Aftermarket parts and services	564,253		246,166
Unallocable	916,258		673,417

Total Assets	$1,751,074		$1,063,875

Revenues by Destination(a)
North America	$77,700	$275,941	$547,777	$437,199
Latin America	30,660	139,898	106,635	121,527
Europe	26,591	113,461	331,366	207,769
Asia-Pacific	21,482	94,291	128,945	159,964
Middle East, Africa	43,474	91,904	220,627	104,894

Total Revenues	$199,907	$715,495	$1,335,350	$1,031,353

Long-Lived Assets by Geographic Area
North America	$159,060		$75,783
Latin America	2,531		1,617
Europe	58,860		18,006
Asia-Pacific	6,313		6,028
Middle East, Africa	—		4

Total Long-Lived Assets	$226,764		$101,438

(a)	In the period from October 30, 2004 through December 31, 2004, the sales to customers in Canada, Venezuela and Russia comprised 6.0%, 8.5% and 5.5%, respectively, of total revenues. In the period from January 1, 2004 through October 29, 2004, sales to customers in Brazil and Venezuela comprised 6.7% and 6.8%, respectively, of total revenues. In 2003, sales to customers in Norway and Libya comprised 9.6% and 5.3%, respectively, of total revenues and in 2002 sales to customers in France generated 6.1% of total revenues. No other sales within individual countries exceeded 5% of the total revenues in any year presented.

23.	Subsequent events
      On January 19, 2005, the Company sold its interests in a partially-owned affiliate for proceeds of approximately $10 million. The carrying value of this investment as of the date of sale was approximately $10 million.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses payable in connection with the distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission Registration Fee	$47,080
NYSE Listing Fees	*
Printing and Engraving Expenses	*
Blue Sky Fees and Expenses	*
Legal Fees	*
Accounting Fees	*
Registrar and Transfer Agent Fees	*
NASD Filing Fee	$40,500
Miscellaneous Expenses	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law (the “DGCL”) grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action, or proceeding, had no reasonable cause to believe his conduct was unlawful.
      Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto or eliminate or limit the personal liability of a director to the corporation or its stockholders of monetary damages for violations of the directors’ fiduciary duty of care, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Certificate of Incorporation and By-Laws for Dresser-Rand Group, Inc. provide for such limitations on liability.

Item 15.	Recent Sales of Unregistered Securities.
      Since our incorporation in October 2004, we have issued unregistered securities in the transactions described below. These securities were offered and sold in reliance upon the exemptions provided for in Section 4(2) of the Securities Act, relating to sales not involving any public offering, Rule 506 of the Securities Act relating to sales to accredited investors and Rule 701 of the Securities Act relating to a compensatory benefit plan. The sales were made without the use of an underwriter and any certificates representing the securities sold contain a restrictive legend that prohibits transfer without registration or an applicable exemption.
      In October 2004, Dresser-Rand Group Inc. (the “issuer”) was formed and issued 100 shares of its common stock to D-R Interholding, LLC for an aggregate price of $430.0 million. In November 2004, the issuer received a capital contribution of $5.8 million from its indirect parent, Dresser-Rand Holdings, LLC, as a result of certain members of senior management purchasing common units in Dresser-Rand Holdings, LLC that permit such individuals to indirectly share in the value of the issuer’s shares. In December 2004, certain of our non-executive officers purchased a total of 321,924 shares of the issuer’s common stock for an aggregate price of $1.4 million (this purchase of shares reflects the issuer’s stock split described in the next sentence). In February 2005, the issuer declared a 1,006,092.87 for one stock split that resulted in D-R Interholding, LLC owning 100,609,287 shares of the issuer’s common stock.
      In May 2005, the issuer issued 303,735 shares of its common stock to D-R Interholding, LLC for an aggregate price of $1.3 million as a result of certain members of senior management purchasing common units in Dresser-Rand Holdings, LLC that permit such individuals to indirectly share in the value of the issuer’s shares.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

1	.1*	Form of Underwriting Agreement
3	.1*	Form of Amended and Restated Certificate of Incorporation of Dresser-Rand Group Inc.
3	.2*	Form of Amended and Restated By-Laws of Dresser-Rand Group Inc.
4	.1*	Form of certificate of Dresser-Rand Group Inc. common stock
4.2		Indenture dated as of October 29, 2004 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee
4.3		Registration Rights Agreement, dated as of October 29, 2004, among Dresser-Rand Group Inc., Dresser-Rand LLC, Dresser-Rand Company, Dresser-Rand Power LLC, Dresser-Rand Global Services, LLC and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Bear, Stearns & Co. Inc., Natexis Bleichroeder Inc., Sovereign Securities Corporation, LLC and Daiwa Securities America Inc. as placement agents
5	.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1		Equity Purchase Agreement, dated as of August 25, 2004, by and among FRC Acquisition LLC and Ingersoll-Rand Company Limited
10.2		Credit Agreement dated as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., D-R Holdings (UK) LTD, D-R Holdings S.A.S., the lenders party thereto, Citicorp North America, Inc. as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, each as co-syndication agent, Citigroup Global Markets Inc., Morgan Stanley Senior Fundings, Inc. and UBS Securities LLC, as joint lead arrangers and joint book managers and Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires as co-documentation agents
10	.3*	Amendment No. 1 to the Credit Agreement
10.4		Domestic Guarantee and Collateral Agreement, dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent
10.5		Transition Services Agreement, dated as of October 29, 2004 by and between Ingersoll-Rand Company Limited and Dresser-Rand Group Inc.
10.6		Supply Agreement, dated October 31, 2004, by and between Dresser-Rand Company and Ingersoll-Rand Company
10.7		License Agreement, dated as of October 26, 2004, by and between Dresser, Inc. and Dresser-Rand Group Inc.
10.8		License Agreement, dated as of October 29, 2004, by and between Dresser-Rand Company, Dresser-Rand A.S., Ingersoll-Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll-Rand Company
10.9		Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC, effective as of October 29, 2004

10.10		Employment Agreement, dated October 27, 2004, by and among Vincent R. Volpe Jr., Dresser-Rand Holdings, LLC and Dresser-Rand Group Inc.
10.11		Employment Agreement, dated July 25, 1990, by and between Jean-Francois Chevrier and Dresser-Rand S.A.
10.12		Form of Stockholder Agreement
10.13		Dresser-Rand Group Inc. Stock Incentive Plan
10.14		Form of Subscription Agreement
10.15		Form of Management Stock Subscription Agreement
10	.16*	Form of 2005 Stock Incentive Plan
10	.17*	Form of Annual Incentive Plan
10	.18*	Form of 2005 Directors Stock Incentive Plan
21.1		List of Subsidiaries
23	.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
23.2		Consent of PricewaterhouseCoopers LLP
24		Powers of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment
      (b) Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts and Reserves
Dresser-Rand Group, Inc.
For the years ended December 31, 2002 and 2003, the period from January 1, 2004 through October 29, 2004, and the period from October 30, 2004 through December 31, 2004
Successor

Additions

	Beginning	Charges to	Charges to			Ending
	Balance at	Costs and	Other			Balance at
Description	10/30/2004	Expenses	Accounts	Deductions		12/31/2004

Reserve for Doubtful Accounts	$14,483	$327	$—	$(300	)(a)	$15,110
Notes:

(a) —	Impact of translation of (420) and write-off of Bad Debts of 120.

Predecessor

Additions

	Beginning	Charges to	Charges to			Ending
	Balance at	Costs and	Other			Balance at
Description	01/01/2004	Expenses	Accounts	Deductions		10/29/2004

Reserve for Doubtful Accounts	$12,427	$3,139	$—	$1,083	(a)	$14,483
Notes:

(a) —	Impact of translation of (175) and write-off of Bad Debts of 1,258.

Additions

	Beginning	Charges to	Charges to			Ending
	Balance at	Costs and	Other			Balance at
Description	01/01/2003	Expenses	Accounts	Deductions		12/31/2003

Reserve for Doubtful Accounts	$9,790	$3,001	$—	$364	(a)	$12,427
Notes:

(a) —	Impact of translation of (787) and write-off of Bad Debts of 1,151.

Additions

	Beginning	Charges to	Charges to			Ending
	Balance at	Costs and	Other			Balance at
Description	01/01/2002	Expenses	Accounts	Deductions		12/31/2002

Reserve for Doubtful Accounts	$7,865	$2,473	$—	$548	(a)	$9,790
Notes:

(a) —	Impact of translation of (300) and write-off of Bad Debts of 848.

Item 17.	Undertakings.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Olean, State of New York, on May 16, 2005.

Dresser-Rand Group Inc.

By:	/s/ Vincent R. Volpe Jr.

Name: Vincent R. Volpe Jr.

Title:	President, Chief Executive Officer and Director
SIGNATURES AND POWERS OF ATTORNEY
      Each person whose signature appears below authorizes Stephen A. Riordan and Randy D. Rinicella and each of them, as his attorney-in-fact and agent, with full power of substitution and resubstitution, to execute, in his name and on his behalf, in any and all capacities, this Registration Statement on Form S-1 and any and all amendments thereto (and any additional registration statement related thereto permitted by Rule 462(b) promulgated under the Securities Act of 1933 (and all further amendments including post-effective amendments thereto)) necessary or advisable to enable the registrant to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in respect thereof, in connection with the registration of the securities which are the subject of such registration statement, which amendments may make such changes in such registration statement as such attorney-in-fact may deem appropriate, and with full power and authority to perform and do any and all acts and things, whatsoever which any such attorney-in-fact or substitute may deem necessary or advisable to be performed or done in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and approving all acts of any such attorney-in-fact or substitute.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Vincent R. Volpe Jr. Vincent R. Volpe Jr.	President, Chief Executive Officer and Director	May 16, 2005

/s/ Leonard M. Anthony Leonard M. Anthony	Executive Vice President and Chief Financial Officer	May 16, 2005

/s/ Stephen A. Riordan Stephen A. Riordan	Vice President Finance	May 16, 2005

/s/ William E. Macaulay William E. Macaulay	Chairman of the Board of Directors	May 16, 2005

/s/ Thomas J. Sikorski Thomas J. Sikorski	Director	May 16, 2005

/s/ Mark A. McComiskey Mark A. McComiskey	Director	May 16, 2005

Signature	Title	Date

/s/ Kenneth W. Moore Kenneth W. Moore	Director	May 16, 2005

EXHIBIT INDEX

Exhibit No.		Description of Exhibit

1	.1*	Form of Underwriting Agreement

3	.1*	Form of Amended and Restated Certificate of Incorporation of Dresser-Rand Group Inc.

3	.2*	Form of Amended and Restated By-Laws of Dresser-Rand Group Inc.

4	.1*	Form of certificate of Dresser-Rand Group Inc. common stock

4.2		Indenture dated as of October 29, 2004 among Dresser-Rand Group Inc., the guarantors party thereto and Citibank, N.A., as trustee

4.3		Registration Rights Agreement, dated as of October 29, 2004, among Dresser-Rand Group Inc., Dresser-Rand LLC, Dresser-Rand Company, Dresser-Rand Power LLC, Dresser-Rand Global Services, LLC and Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., UBS Securities LLC, Bear, Stearns & Co. Inc., Natexis Bleichroeder Inc., Sovereign Securities Corporation, LLC and Daiwa Securities America Inc. as placement agents

5	.1*	Opinion of Simpson Thacher & Bartlett LLP

10.1		Equity Purchase Agreement, dated as of August 25, 2004, by and among FRC Acquisition LLC and Ingersoll-Rand Company Limited
10.2		Credit Agreement dated as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., D-R Holdings (UK) LTD, D-R Holdings S.A.S., the lenders party thereto, Citicorp North America, Inc. as administrative agent and collateral agent, Morgan Stanley Senior Funding, Inc. and UBS Securities LLC, each as co-syndication agent, Citigroup Global Markets Inc., Morgan Stanley Senior Fundings, Inc. and UBS Securities LLC, as joint lead arrangers and joint book managers and Bear Stearns Corporate Lending Inc. and Natexis Banques Populaires as co-documentation agents

10	.3*	Amendment No. 1 to the Credit Agreement

10.4		Domestic Guarantee and Collateral Agreement, dated and effective as of October 29, 2004, among D-R Interholding, LLC, Dresser-Rand Group Inc., the domestic subsidiary loan parties named therein and Citicorp North America, Inc. as collateral agent

10.5		Transition Services Agreement, dated as of October 29, 2004 by and between Ingersoll-Rand Company Limited and Dresser-Rand Group Inc.

10.6		Supply Agreement, dated October 31, 2004, by and between Dresser-Rand Company and Ingersoll-Rand Company

10.7		License Agreement, dated as of October 26, 2004, by and between Dresser, Inc. and Dresser-Rand Group Inc.

10.8		License Agreement, dated as of October 29, 2004, by and between Dresser-Rand Company, Dresser-Rand A.S., Ingersoll-Rand Energy Systems Corporation and the Energy Systems Division of Ingersoll-Rand Company

10.9		Amended and Restated Limited Liability Company Agreement of Dresser-Rand Holdings, LLC, effective as of October 29, 2004

10.10		Employment Agreement, dated October 27, 2004, by and among Vincent R. Volpe Jr., Dresser-Rand Holdings, LLC and Dresser-Rand Group Inc.

10.11		Employment Agreement, dated July 25, 1990, by and between Jean-Francois Chevrier and Dresser-Rand S.A.

10.12		Form of Stockholder Agreement

10.13		Dresser-Rand Group Inc. Stock Incentive Plan

10.14		Form of Subscription Agreement

10.15		Form of Management Stock Subscription Agreement

Exhibit No.		Description of Exhibit

10	.16*	Form of 2005 Stock Incentive Plan

10	.17*	Form of Annual Incentive Plan

10	.18*	Form of 2005 Directors Stock Incentive Plan

21.1		List of Subsidiaries

23	.1*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion to be filed by amendment as Exhibit 5.1)

23.2		Consent of PricewaterhouseCoopers LLP

24		Powers of Attorney (included in signature pages of this Registration Statement)

*	To be filed by amendment